                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-90923
PROSPECTUS

                                      LOGO
                             320,000 Shares Minimum
                             640,000 Shares Maximum

                                  Common Stock

     We are offering a minimum of 320,000 shares of our common stock, and a maximum of 640,000 shares of our common stock. The price per share is $12.50. Prior to this offering, there has been a limited public market for our shares of common stock. The offering price may not reflect the market price of our shares after this offering. Our shares have been approved for listing on the NASDAQ National Market under the symbol "HBEK" upon notice of issuance. Currently, our shares are quoted on the OTC Bulletin Board. The last reported sale price for our common stock, on February 7, 2000, was $15.50 per share.

     This is a "best efforts" offering by us, and it will be terminated upon the sale of a total of $8 million in shares or March 24, 2000, whichever occurs first. We have the right to extend the offering for an additional 15 days until April 8, 2000. However, we reserve the right to terminate the offering at any time after the sale of the minimum offering amount of $4 million in shares. Subscriptions are binding on subscribers and may not be revoked by subscribers without our consent. Pending closing, proceeds will be held in an interest-bearing account with our escrow agent, Pacific Coast Banker's Bank.

                                                                                   PROCEEDS TO
                                                                UNDERWRITING     HUMBOLDT BEFORE
                                             PRICE TO PUBLIC    COMMISSIONS     OFFERING EXPENSES
                                             ---------------    ------------    -----------------
Per Share..................................    $    12.50           None           $    12.50
Total Minimum..............................    $4,000,000           None           $4,000,000
Total Maximum..............................    $8,000,000           None           $8,000,000

     This offering will be made on our behalf by our directors and executive officers, to whom no commission or other compensation will be paid on account of such activity.

                           -------------------------

     THIS INVESTMENT INVOLVES RISKS. PLEASE REFER TO "RISK FACTORS" COMMENCING ON PAGE 9.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PLEASE NOTE THAT THESE SHARES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF ANY OF THE PARTIES, AND THE SHARES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                           -------------------------

                                February 8, 2000

                                [Humboldt Logo]
                          [Map of Northern California]
              [Location of subsidiaries and their branch offices]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT WHICH IS SET FORTH IN THIS PROSPECTUS. WE ARE OFFERING TO SELL SHARES OF COMMON STOCK AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THE PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    3
SUMMARY CONSOLIDATED FINANCIAL DATA.........................    6
RISK FACTORS................................................    9
USE OF PROCEEDS.............................................   13
CAPITALIZATION..............................................   13
MARKET PRICES...............................................   14
DIVIDEND POLICY.............................................   14
PRO FORMA FINANCIAL STATEMENTS..............................   15
REGULATORY CAPITAL AND LEVERAGE RATIO.......................   22
HUMBOLDT BANCORP SELECTED FINANCIAL DATA....................   23
HUMBOLDT BANCORP MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............   25
BUSINESS OF HUMBOLDT BANCORP................................   54
SUPERVISION AND REGULATION OF HUMBOLDT BANCORP, HUMBOLDT
  BANK AND CAPITOL VALLEY BANK..............................   70
MANAGEMENT OF HUMBOLDT BANCORP..............................   80
HUMBOLDT BANCORP EXECUTIVE COMPENSATION.....................   85
SECURITIES OWNERSHIP........................................   89
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   91
PLAN OF DISTRIBUTION........................................   91
DESCRIPTION OF CAPITAL STOCK................................   93
EXPERTS.....................................................   93
LEGAL MATTERS...............................................   94
WHERE YOU CAN FIND MORE INFORMATION.........................   94
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and the financial statements appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. Except as otherwise specifically noted herein, all of the information in this Prospectus assumes that the merger with Global Bancorp will have taken place.

HUMBOLDT BANCORP

     Humboldt Bancorp is a California corporation that owns two banks and part of a leasing company. One of our banks is Humboldt Bank, a California community bank headquartered in Eureka, California, with nine branch offices located in Humboldt, Trinity and Mendocino, California counties. Our other bank is Capitol Valley Bank, which opened for business on March 3, 1999, as a California community bank with one main branch in Roseville, California. We also own 50% of Bancorp Financial Services, Inc., located in Sacramento, California. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of less than $100,000 to small businesses.

     We have entered into a merger agreement with Global Bancorp. Global Bancorp is a California bank holding company that owns Capitol Thrift & Loan Association, a California industrial loan company. Capitol Thrift has 10 branches located throughout California. Global Bancorp's main office is 1424 Second Street, Napa, California 94559. Under the merger agreement, Capitol Thrift will become our wholly-owned subsidiary. The acquisition is subject to several conditions, including approval of the merger by the shareholders of Global Bancorp, regulatory approval, and completion of this public offering. While it is expected that approval of the shareholders of Global Bancorp will have been obtained prior to completion of this offering, bank regulatory approval may not yet have been received. This offering is not contingent upon the merger with Capitol Thrift. See "Risk Factors."

     Over the past 10 years, we have grown through branch acquisitions and the opening of a new community bank. Some of the highlights of our growth and expansion include opening a new branch in 1991, branch purchases in 1993, 1995, 1997 and 1999, and the formation of Bancorp Financial Services in 1997. Assuming the merger of Global Bancorp is completed, as of September 30, 1999, we will have pro forma assets of $537.1 million. Based on our unaudited, consolidated financials, our net income for the year ended December 31, 1999, was $4.6 million, and our total assets as of December 31, 1999, were $424.0 million. Based on Global Bancorp's unaudited, consolidated financials, Global Bancorp's net income for the year ended December 31, 1999, was $1.3 million, and Global Bancorp's total assets as of December 31, 1999, was $116.6 million.

     Our main office is located at 701 Fifth Street, Eureka, California 95501, and our telephone number is (707) 445-3233.

BUSINESS STRATEGY

     Our business strategy is to:

     - Develop a banking presence primarily in high-growth areas of Northern California through the acquisition of strongly performing, well-regarded community banks;

     - Operate acquired banks as separate subsidiaries to retain their boards of directors and the goodwill of the communities they serve;

     - Consolidate operations of acquired banks which serve overlapping market areas;

     - Form community banks in areas of Northern California that may have lost their independent community banks through consolidation, merger, acquisition and regulatory action;

     - Cross-sell services from and within our constituent banks;

     - Continue to acquire branch offices, per historical precedent, to complement general growth and strategic objectives, and provide additional sources of deposits;

     - Improve our efficiency ratio by combining functions such as financial administration, data processing, insurance, employee benefits and contracts for services;

     - Increase higher yielding earning assets through prudent but aggressive management of our constituent banks' loan-to-deposit ratio;

     - Continue to develop non-interest income sources such as Merchant Bankcard activities, which over the past five years has developed into an area of financial and strategic importance for us;

     - Develop and expand the activities and associated business lines through Bancorp Financial Services; and

     - Take advantage of the combined size and diversity of our constituent banks to access capital at lower costs.

     We believe that banking customers value doing business with locally managed institutions that can provide full-service commercial banking relationships, understand customers' financial needs, and have the flexibility to customize products and services to meet those needs. We also believe that banks are better able to build successful customer relationships by affiliating with a holding company that provides cost effective administrative support services while promoting bank autonomy and individualized service.

                                  THE OFFERING

Common stock outstanding prior to the
offering................................     5,253,704 shares(1)

Common stock offered by Humboldt Bancorp
  Minimum...............................     320,000 shares
  Maximum...............................     640,000 shares

Common Stock to be outstanding after
this Offering
  Minimum...............................     5,573,704 shares
  Maximum...............................     5,893,704 shares

Use of proceeds.................   To acquire and capitalize Capitol Thrift, as
                                   well as pay expenses associated with the
                                   offering. If our acquisition of Capitol
                                   Thrift is not consummated, to pay off debt of
                                   $1.3 million, and for working capital and
                                   other general corporate purposes. For a more
                                   detailed discussion of how we expect to use
                                   these proceeds, please refer to "Use of
                                   Proceeds" on page 13.
-------------------------
(1) Based on the number of shares outstanding as of February 8, 2000. This number does not include options to purchase 954,786 shares of common stock and warrants to purchase 99,000 shares of common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below should be read in conjunction with the more detailed Consolidated Financial Statements and Notes for us and Global Bancorp appearing elsewhere in this document and the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" for us. The table on page 8 summarizes the pro forma financial information as if the merger with Global Bancorp, and the CalFed branch acquisitions had occurred at the beginning of each period presented.

     Operational efficiencies or additional expenses that might have occurred as a result of the merger are not considered. In addition, this pro forma information is not necessarily indicative of the results that would have been realized had the merger been completed at the beginning of the periods presented.

                        COMPARATIVE HISTORICAL FINANCIAL
                           DATA FOR HUMBOLDT BANCORP
                                  (UNAUDITED)

                                                                                                          AS OF AND FOR THE
                                                                                                          NINE MONTHS ENDED
                                                AS OF AND FOR THE YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                      --------------------------------------------------------------   ------------------------
                                       1994(1)      1995(1)        1996         1997         1998         1998         1999
                                      ----------   ----------   ----------   ----------   ----------   ----------   -----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
INCOME STATEMENT DATA:
  Interest income...................  $   11,163   $   15,241   $   16,562   $   20,053   $   23,504   $   17,789   $   17,844
  Interest expense..................       3,540        5,244        5,549        7,024        7,742        5,855        5,635
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net interest income.............       7,623        9,997       11,013       13,029       15,762       11,934       12,209
  Provision for loan and lease
    losses..........................         783          792          533          773        2,124        1,541          697
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income after
    provision for loan and lease
    losses..........................       6,840        9,205       10,480       12,256       13,638       10,393       11,512
  Non-interest income...............       1,463        3,509        5,747        8,109       12,473        8,609       13,792
  Non-interest expense..............       6,240        9,149       11,325       15,496       19,578       14,471       20,577
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Income before provision for
      income taxes..................       2,063        3,565        4,902        4,869        6,533        4,531        4,727
  Provision for income taxes........         762        1,363        1,926        1,611        2,517        1,720        1,537
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income......................  $    1,301   $    2,202   $    2,976   $    3,258   $    4,016   $    2,811   $    3,190
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (at period end):
  Investment securities.............  $   37,258   $   53,875   $   39,933   $   80,180   $   77,802   $   79,347   $  106,210
  Total net loans and leases........  $   92,462   $  115,117   $  142,824   $  157,512   $  186,038   $  180,846   $  203,098
  Total assets......................  $  152,863   $  193,912   $  214,738   $  284,087   $  319,975   $  312,944   $  419,167
  Total deposits....................  $  137,624   $  174,526   $  192,576   $  255,186   $  283,967   $  277,285   $  375,815
  Total stockholders' equity........  $   13,569   $   16,934   $   19,600   $   23,554   $   27,848   $   26,571   $   32,816
PER SHARE DATA(2):
  Net income
    Basic...........................  $     0.33   $     0.48   $     0.64   $     0.69   $     0.82   $     0.58   $     0.64
    Diluted.........................  $     0.31   $     0.45   $     0.58   $     0.61   $     0.75   $     0.52   $     0.58
  Book value end of period..........  $     2.94   $     3.65   $     4.18   $     4.94   $     5.66   $     5.43   $     6.32
  Weighted average shares
    outstanding Basic...............   3,971,000    4,624,000    4,637,000    4,756,000    4,876,000    4,863,000    4,992,000
    Diluted.........................   4,135,000    4,913,000    5,135,000    5,325,000    5,379,000    5,372,000    5,475,000
    Actual..........................   4,622,000    4,636,000    4,694,000    4,769,000    4,917,000    4,892,000    5,193,000

-------------------------
(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company on January 2, 1996.

(2) All share and share data reflects retroactive restatement for 10% stock dividends in 1994, 1995, 1996, 1997, 1998, and 2000, and a five-for-two stock split in 1999.

                        COMPARATIVE HISTORICAL FINANCIAL
                            DATA FOR GLOBAL BANCORP
                                  (UNAUDITED)

                                                                                                   AS OF AND FOR THE
                                                                                                   NINE MONTHS ENDED
                                             AS OF AND FOR THE YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                      --------------------------------------------------------    --------------------
                                        1994        1995        1996        1997        1998        1998        1999
                                      --------    --------    --------    --------    --------    --------    --------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Interest income...................  $  8,776    $  9,115    $ 10,793    $ 11,996    $ 12,953    $  9,681    $  8,723
  Interest expense..................     3,119       4,592       5,628       6,469       6,843       5,178       4,293
                                      --------    --------    --------    --------    --------    --------    --------
    Net interest income.............     5,657       4,523       5,165       5,527       6,110       4,503       4,430
  Provision for credit losses.......      (287)        (63)        151         416         226          57         479
                                      --------    --------    --------    --------    --------    --------    --------
  Net interest income after
    provision for loan losses.......     5,944       4,586       5,014       5,111       5,884       4,446       3,951
  Non-interest income...............       538         478         464         494       1,302         633         733
  Non-interest expense..............     4,787       5,042       4,158       4,624       5,473       3,860       3,369
                                      --------    --------    --------    --------    --------    --------    --------
    Income before provision for
      income taxes..................     1,695          22       1,320         981       1,713       1,219       1,315
  Provision for income taxes........       694           9         501         349         658         499         363
                                      --------    --------    --------    --------    --------    --------    --------
    Net income......................  $  1,001    $     13    $    819    $    632    $  1,055    $    720    $    952
                                      ========    ========    ========    ========    ========    ========    ========
BALANCE SHEET DATA (at period end):
  Investment securities.............  $  2,368    $    693    $  4,537    $ 13,634    $ 15,153    $ 16,230    $  6,013
  Total assets......................  $ 85,571    $ 98,517    $116,646    $129,964    $124,772    $135,752    $117,660
  Total net loans and leases........  $ 73,727    $ 78,155    $ 92,897    $101,167    $ 97,480    $108,724    $ 98,284
  Total deposits....................  $ 75,933    $ 89,146    $106,395    $118,179    $112,639    $123,732    $105,287
  Total stockholders' equity........  $  8,905    $  8,800    $  9,482    $  9,988    $ 10,828    $ 10,587    $ 11,780
PER SHARE DATA:
  Net income
    Basic...........................  $   1.53    $   0.02    $   1.25    $   0.96    $   1.57    $   1.07    $   1.40
    Diluted.........................  $   1.47    $   0.02    $   1.19    $   0.92    $   1.52    $   1.04    $   1.37
  Book value end of period..........  $  13.56    $  13.40    $  14.44    $  14.89    $  16.14    $  15.78    $  16.85
  Weighted average shares
    outstanding
    Basic...........................   656,600     656,600     656,600     660,163     670,850     670,850     680,267
    Diluted.........................   681,212     684,784     686,749     688,994     693,428     679,462     683,120
    Actual..........................   656,600     656,600     656,600     670,850     670,850     670,850     669,100

                            PRO FORMA FINANCIAL DATA
                   BASED ON THE PURCHASE METHOD OF ACCOUNTING
                     HUMBOLDT BANCORP AND GLOBAL BANCORP(1)
                                  (UNAUDITED)

                                                         YEAR ENDED        NINE MONTHS ENDED
                                                      DECEMBER 31, 1998    SEPTEMBER 30, 1999
                                                      -----------------    ------------------
                                                              (DOLLARS IN THOUSANDS,
                                                             EXCEPT PER SHARE AMOUNTS)
SUMMARY OF EARNINGS:
  Net interest income...............................      $ 20,621              $ 15,703
  Provision for loan and lease losses...............        (2,350)               (1,176)
  Non-interest income...............................        13,935                14,645
  Non-interest expense..............................       (25,572)              (24,261)
  Provision for income taxes........................        (2,446)               (1,378)
                                                          --------              --------
     Net income.....................................      $  4,188              $  3,533
                                                          ========              ========

FINANCIAL POSITION:
  Total assets......................................      $514,576              $537,596
  Total net loans and leases........................      $287,018              $304,882
  Total deposits....................................      $468,767              $481,102
  Total stockholders' equity........................      $ 31,848              $ 36,816

PER SHARE DATA:
  Net income -- basic...............................      $   0.81              $   0.67
  Net income -- diluted.............................      $   0.73              $   0.61
  Book value........................................      $   6.08              $   6.68

SELECTED FINANCIAL RATIOS:
  Return on average assets..........................          0.82%                 0.88%
  Return on average shareholders' equity............         14.41%                13.93%

-------------------------
(1) The above pro forma information is based on the assumption and conditions as set forth in the more detailed Pro Forma Financial Statements on page 15.

                                  RISK FACTORS

     In addition to the other information we provide in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could impair our business, operating results or financial condition. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this prospectus, including our financial statements.

THE ACQUISITION OF CAPITOL THRIFT IS NOT GUARANTEED AND THIS OFFERING IS NOT DEPENDENT ON SUCH ACQUISITION

     We have entered into a merger agreement to acquire Capitol Thrift which is subject to a number of conditions, including state and federal regulatory approval. While we intend to complete the acquisition of Capitol Thrift, no assurance can be given that it will be consummated and this offering is not conditioned upon the acquisition of Capitol Thrift.

WE WILL NEED TO INTEGRATE AND OPERATE THE BUSINESS OF CAPITOL THRIFT & LOAN

     While we have experience in managing growth through branch acquisitions, Capitol Thrift represents our first major banking venture into areas of California other than Humboldt, Trinity, Mendocino and Placer Counties. Capitol Thrift also represents our first venture into acquiring a California industrial thrift and loan institution. Unlike Humboldt Bank and Capitol Valley Bank, Capitol Thrift almost exclusively relies on net income generated from loan interest income. We may experience:

     - problems integrating Capitol Thrift as our separate subsidiary;

     - unexpected employee departures;

     - computer hardware or software problems and coordination; or

     - the failure to maintain and improve customer service.

CAPITOL THRIFT IS UNDER AN AGREEMENT WITH THE FDIC AND CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS

     Capitol Thrift is subject to an agreement with the FDIC and California Department of Financial Institutions dated August 23, 1998. The agreement requires that Capitol Thrift:

     - develop a plan for the reduction of all classified assets;

     - develop specific strategies for the reduction of other real estate owned;

     - develop a plan to increase its Tier 1 capital.

     Although we believe that we have the business experience to address these issues, no assurance can be given that either the FDIC or California Department of Financial Institutions will not impose additional restrictions on Capitol Thrift's operations.

ADVERSE PERFORMANCE OF CAPITOL THRIFT'S LOAN PORTFOLIO AND OUR FUTURE
PERFORMANCE

     Making loans is the principal business of Capitol Thrift. Its operations and performance rely almost solely on generating loan interest income rather than other income and fees. Also, Capitol

Thrift's existing loan portfolios differ to some extent in the types of borrowers, industries and credits represented by Humboldt Bank's and Capitol Valley Bank's loan portfolios.

     Our performance and prospects after the merger will be largely dependent on the performance of our combined loan portfolios with Capitol Thrift, and ultimately on the financial condition of their respective borrowers and other customers. Our failure to effectively manage the combined loan portfolio could have a material adverse effect on our business, financial condition and results of operations after the merger. Any decrease in loan customers could adversely effect our shareholders' return on equity and cause us to lose some of the anticipated benefit of the Capitol Thrift acquisition. For information about our loan portfolio, see "Humboldt Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation -- Loans."

DEPENDENCE ON NON-TRADITIONAL BANKING INCOME FOR GROWTH

     Because of limited growth in the Humboldt-Eureka area, a substantial portion of our revenue is derived from non-traditional banking focused on fees on accounts, for services, leasing activity, and merchant bankcard processing. Although we intend to diversify our growth in other geographical areas through the acquisition of Capitol Thrift and operations of Capitol Valley Bank, increased competition within the banking industry could reduce fees on deposits and for services. With respect to merchant bankcard processing, we have focused our marketing to first-time merchants and small to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. Because these merchants are located outside our geographic location, they require more effort to monitor in the event the merchants experience a problem. See "Business of Humboldt Bancorp -- Merchant Bankcard."

RECENT CHANGES MADE BY VISA WILL ADVERSELY AFFECT OUR MERCHANT BANKCARD
OPERATIONS

     During November 1999, VISA adopted several rules in order to reduce risks in high risk merchant bankcard programs. Although Humboldt Bank does not believe that it operates a high risk merchant bankcard program, these new rules will adversely affect our operations. We are seeking a waiver from VISA. No assurance can be given that the waiver will be granted. See "Business of Humboldt
Bancorp -- Merchant Bankcard."

OUR STOCK OPTION PLAN CONTAINS AN ANTIDILUTION PROVISION

     Our stock option plan for directors, officers and employees contains a provision which grants additional options to the option holder in the event we issue additional shares, such as in this offering. The additional options that may be granted will have an exercise price equal to the fair market value at the time of grant. As a result of this provision, option holders will have the right to maintain their ownership interest in us. Further, because of these options, this may have the effect of impairing the price of our common stock or our ability to raise additional capital at a higher price due to the potential dilutive effect to new investors.

OUR ACQUISITIONS AND GROWTH MAY STRAIN OUR PERSONNEL AND SYSTEMS

     We have grown substantially through branch acquisition activity, new bank and branch openings, the introduction of new product lines, and sustained increases in loans and deposits. Rapid growth has at times put high demands on our management and personnel, and has required increased expenditures for new employees, enhanced training, office space, and technology upgrades.

WE FACE STRONG COMPETITION

     In recent years, competition for bank customers, the source of deposits and loans, has greatly intensified. This competition includes:

     - large national and super-regional banks which have well-established branches and significant market share in many of the communities we serve;

     - finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;

     - credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;

     - government-assisted farm credit programs that offer competitive agricultural loans;

     - other community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service;

     - technology-based financial institutions including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services; and

     - other financial institutions offering merchant bankcard processing services.

     Other existing single or multi-branch community banks, or new community bank start-ups, have marketing strategies similar to ours. These other community banks can open new branches in the communities we serve and compete directly for customers who want the high level of service community banks offer. Other community banks also compete for the same management personnel and the same potential acquisition and merger candidates in Northern California.

     Historically, insurance companies, brokerage firms, credit unions, and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. Under the recently enacted Financial Services Act of 1999, most separations between banks, brokerage firms, and insurance companies are eliminated, which is likely to increase competition. See "Supervision and Regulation of Humboldt Bancorp, Humboldt Bank and Capitol Valley Bank -- Recent Legislation."

DETERIORATION OF LOCAL ECONOMIC CONDITIONS COULD HURT OUR PROFITABILITY

     Our operations are primarily located in Northern California and are concentrated in Eureka and surrounding areas, and, to a lesser extent, Roseville, California. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these areas. Adverse local economic conditions in Northern California, and in particular, Eureka, may have a material adverse effect on our financial condition and results of operations.

GOVERNMENT REGULATION AND LEGISLATION COULD HURT OUR BUSINESS AND PROSPECTS

     We have extensive state and federal regulation, supervision and legislation which govern almost all aspects of our respective operations including:

     - the capital we must maintain;

     - the kinds of activities we can engage in;

     - the kinds and amounts of investments we can make;

     - the location of our offices.

     Bank regulation can hinder our ability to operate with financial services companies that are not regulated or are less regulated. This regulation is primarily intended for the protection of consumers, depositors, and deposit insurance funds and not for the protection of Humboldt Bancorp shareholders. See "Regulation of Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank."

LOSS OF KEY EMPLOYEES COULD HURT OUR PERFORMANCE

     The loss of the services of a key employee, or the failure to attract and retain other qualified persons, could have a material adverse effect on our business, financial condition and results of operations. We are heavily dependent on the services of Theodore S. Mason, our President and Chief Executive Officer, and on several other key executives, including Messrs. Ziegler, Dalby, and Musante, who have been instrumental in our growth. The operation and performance of Capitol Thrift is heavily dependent on the services of Mr. Robert F. Kelly, President and Chief Executive Officer, and Mr. Leighton Monroe, Jr., Chief Financial Officer, of Capitol Thrift. We intend to enter into employment arrangements with Mr. Robert F. Kelly and Mr. Leighton Monroe, Jr. for the continuation of their services for Capitol Thrift operations.

     Our rapid growth has placed significant demands on Mr. Mason's time, who until July 15, 1999, served as President and Chief Executive Officer of both Humboldt Bancorp and Humboldt Bank and Chairman of the Board of Capitol Valley Bank. As of December 31, 1999, Mr. Mason serves as President and Chief Executive Officer of Humboldt Bancorp, Mr. Paul Ziegler serves as Executive Vice President of Humboldt Bancorp, Mr. John Dalby serves as President and Chief Executive Officer of Humboldt Bank, and Mr. Musante serves as Vice President and Manager of the Merchant Bankcard Department of Humboldt Bank.

     We may need to recruit additional senior level executives as our growth continues. However, the market for qualified persons is competitive and they may be unwilling to relocate to Eureka, a non-metropolitan city.

LIMITED TRADING MARKET FOR HUMBOLDT BANCORP COMMON STOCK AND PRICE VOLATILITY COULD MAKE IT DIFFICULT TO SELL SHARES AFTER THE OFFERING

     Our common stock has been approved for listing on the NASDAQ National Market upon notice of issuance. We expect to begin trading of our common stock on the NASDAQ National Market upon the close of this offering. Our common stock is currently quoted on the OTC Bulletin Board. There is limited trading in our common stock. We do not know if an active trading market for our common stock will develop on the NASDAQ National Market.

     Given the limited trading history of our common stock on the OTC Bulletin Board and our inability to predict at what price level our common stock will trade in the future, the price of our common stock may fluctuate widely, depending on many factors that may have little to do with operating results or intrinsic worth, and you may encounter delay in selling your shares. For information about the trading history of Humboldt Bancorp's common stock, see "Market Prices."

                                USE OF PROCEEDS

     The net proceeds to be received by us from the sale of our shares of common stock, based upon an assumed offering price of $12.50 per share, are estimated to be $3.7 million if the minimum number of shares are sold, and $7.7 million if the maximum number of shares are sold, after deducting the estimated offering expenses.

     We expect to use the net proceeds of this offering to fund our acquisition of Global Bancorp and expenses related to this offering. If the acquisition of Capitol Thrift is not consummated, net proceeds from this offering will be used to pay approximately $1.3 million in debt and the balance will be used for working capital. The $1.3 million in debt is due in 2004 and bears interest at prime plus three-fourths percent. Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1999, (i) our consolidated capitalization ("Actual"); (ii) our consolidated capitalization on an as adjusted basis giving effect to this offering and the application of the net proceeds therefrom ("As Adjusted"); and (iii) our consolidated capitalization on a pro forma adjusted basis giving effect to the Global Bancorp merger, the minimum offering of $4 million, and the application of net proceeds therefrom ("Pro Forma As Adjusted"). See "Use of Proceeds." This table should be read in conjunction with our historical and pro forma financial statements included elsewhere in this Prospectus.

                                                                     SEPTEMBER 30, 1999
                                                              --------------------------------
                                                                           AS       PRO FORMA
                                                              ACTUAL    ADJUSTED   AS ADJUSTED
                                                              -------   --------   -----------
                                                                   (DOLLARS IN THOUSANDS)
Long-term debt, less current maturities.....................  $ 4,638   $ 6,110      $10,748
Stockholders' equity:
  Common stock, $.001 par value per share, 50,000,000 shares authorized; 5,193,497 shares issued and outstanding,
     actual; and 5,513,497 shares issued and outstanding, as
     adjusted(1)(2).........................................   27,768     4,000       31,768
  Additional paid-in capital................................      298        --          298
  Retained earnings.........................................    4,670        --        4,670
  Accumulated other comprehensive income....................       80        --           80
                                                              -------   -------      -------
          Total stockholders' equity........................   32,816     4,000       36,816
                                                              -------   -------      -------
          Total capitalization..............................  $37,454   $10,110      $47,564
                                                              =======   =======      =======

-------------------------
(1) Does not include 45,002 shares (49,502 shares post-dividend) outstanding that are subject to contingencies. See "Pro Forma Financial
    Statements -- Footnote F."

(2) Takes into account a 10% stock dividend declared on January 11, 2000, payable on February 7, 2000.

                                 MARKET PRICES

     Humboldt Bancorp's common stock has been approved for listing on the NASDAQ National Market under the symbol HBEK upon notice of issuance. Humboldt Bancorp intends to begin trading its common stock on the NASDAQ National Market upon the close of this offering. Humboldt Bancorp's common stock is currently quoted on the OTC Bulletin Board as disclosed below.

     We have been informed by market makers of the high and low bid price for our common stock during the last two fiscal years and for the first nine months of the current fiscal year as follows. No assurances can be given, however, that these high and low bid prices reflected the actual market value of our common stock. The high and low bids have been adjusted to give effect to all stock dividends and splits. In addition, the prices indicated reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.

      YEAR         NUMBER OF TRADES   HIGH BID   LOW BID
      ----         ----------------   --------   -------
1997
  First Quarter            5           $ 8.35    $ 7.70
  Second Quarter           8           $10.55    $ 8.35
  Third Quarter           23           $11.25    $10.00
  Fourth Quarter          15           $11.35    $10.55
1998
  First Quarter           15           $11.45    $10.20
  Second Quarter          18           $11.80    $ 9.10
  Third Quarter            7           $11.35    $ 9.80
  Fourth Quarter          16           $11.25    $ 8.75
1999
  First Quarter           16           $10.80    $ 8.75
  Second Quarter          19           $11.60    $ 8.75
  Third Quarter           29           $14.65    $10.90
  Fourth Quarter          31           $14.90    $11.35

     As of December 31, 1999, our shares of common stock were held by approximately 680 shareholders, not including those held in street name by several brokerage firms. As of December 31, 1999, a total of 1,053,786 shares of our common stock underlie outstanding options and warrants as adjusted to reflect a 10% stock dividend payable on February 7, 2000.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. Following the offering, we do not intend to pay cash dividends in the near future. We intend to retain all earnings to support our planned growth. In addition, California and federal banking laws and regulations place restrictions on the payment of dividends by a bank to its shareholders. See "Supervision and Regulation -- Dividends." Any future dividends will be at the discretion of our board of directors, subject to a number of factors, including our results of operations, general business conditions, capital requirements, general financial condition, and other factors deemed relevant by our board of directors. Traditionally, we have declared stock dividends. We distributed a 10% stock dividend on the common stock on May 30, 1996, 1997, 1998, and February 7, 2000. In addition, effective June 30, 1999, we completed a 5-for-2 stock split.

                         PRO FORMA FINANCIAL STATEMENTS

     This document contains in addition to historical information, "forward-looking statements." These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including those described below. Many of the factors that will determine results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Therefore, the information set forth in this document should be carefully considered when evaluating the business prospects of Humboldt Bancorp.

     We will account for the merger with Global Bancorp using the purchase method of accounting. The purchase method accounts for a business combination such as the merger as the acquisition of one business by another. We will record at its cost the acquired assets of Global Bancorp and Capital Thrift less the liabilities assumed. The difference between the cost of the acquisition and the fair value of the net assets acquired will be recorded as goodwill. The reported income of Humboldt Bancorp will include the operations of Capitol Thrift after acquisition, based on the cost to Humboldt Bancorp.

     The purchase price to acquire Global Bancorp will consist of a cash payment of approximately $11.8 million due at the merger date and a contingent payment in the form of a Humboldt Bancorp promissory note of approximately $4.7 million due on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001. The amount of the note may be decreased or increased based on events identified in the merger agreement. Since the amount to be paid is contingent upon future events, the Humboldt Bancorp note will not be recorded as part of the purchase price until the contingencies are resolved and the consideration paid. As a result, the fair value of the net assets acquired exceeds the recorded purchase price in the following pro forma financial statements. Accordingly, the cost of non-current assets acquired are adjusted downward to zero and the excess is recorded as a deferred credit for negative goodwill. When the consideration is paid, the additional cost will first be applied against the deferred credit for negative goodwill with the excess, if any, used to restore premises and equipment to fair value. The remaining excess, if any, will be recorded as goodwill.

     The Statement of Income table that follows contains information which is calculated by using "weighted average shares." The weighted average shares calculation takes into consideration both the number of shares outstanding and common share equivalents and the length of time the shares and equivalents were outstanding during the period. The weighted average shares calculation is then used to calculate basic and diluted earnings per share. At the election of Global Bancorp stockholders, up to $2,000,000 of the contingent payment under the Humboldt Bancorp promissory note may be paid in Humboldt Bancorp common stock. The number of shares issued under this provision, if any, will reduce Humboldt Bancorp's basic and fully diluted earnings per share. However, because Global Bancorp stockholders may not make this effective until January 30, 2002, any shares that may be received by the election have not been included in the calculation. Further, the following calculations take into consideration a 10% stock dividend payable on February 7, 2000.

     The following pro forma financial information combines the historical financial information of us and Global Bancorp, as if the merger and the CalFed branch acquisitions, had occurred at the beginning of each period presented under the assumptions and adjustments in the accompanying notes to the pro forma financial information. The pro forma financial information does not take into consideration operational efficiencies or additional expenses that might have occurred as a result of combining the institutions. The following tables show our pro forma consolidated condensed balance sheets following the foregoing transactions as of September 30, 1999 and our pro forma consolidated condensed income statements following the foregoing transactions for the nine-month period ended September 30, 1999, and the year ended December 31, 1998.

     The pro forma financial information further assumes the issuance of 320,000 shares at $12.50 per share as a result of the minimum offering. Our pro forma financial information is not necessarily indicative of the financial position or results of operations following the transactions as it may be in the future or as it might have been had the transactions been affected on the assumed dates.

     The pro forma financial information should be read in conjunction with the historical financial statements of Humboldt Bancorp and Global Bancorp and the notes related thereto, presented elsewhere in this document.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                         HISTORICAL
                                     -------------------
                                     HUMBOLDT    GLOBAL       AS        PRO FORMA        PRO FORMA
                                     BANCORP    BANCORP    ADJUSTED    ADJUSTMENTS      AS ADJUSTED
                                     --------   --------   --------    -----------      -----------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks..........  $ 25,421   $    248   $            $                $ 25,669
  Federal funds sold...............    56,145      8,001     4,000B      (11,080)A(1)      63,176
                                                             6,110C
  Investment securities
     available-for-sale............   106,210      6,448                                  112,658
  Loans and leases, net of
     allowance for loan and lease
     losses and unearned income....   203,098     98,284                   3,500A(3)      304,882
  Premises and equipment, net......     9,421        622                    (622)A(4)       9,421
  Accrued interest and other
     assets........................    18,872      4,057        45F       (1,184)A(4)      21,790
                                     --------   --------   -------      --------         --------
       Total assets................  $419,167   $117,660   $10,155      $ (9,386)        $537,596
                                     ========   ========   =======      ========         ========
LIABILITIES
  Deposits
     Non-interest-bearing..........  $118,267   $     --   $            $                $118,267
     Interest-bearing..............   257,548    105,287                                  362,835
                                     --------   --------                                 --------
       Total deposits..............   375,815    105,287                                  481,102
  Accrued interest and other
     liabilities...................     5,898        593        45F        2,394A(4)        8,930
  Borrowed Funds...................     4,638         --     6,110C                        10,748
                                     --------   --------   -------      --------         --------
       Total liabilities...........   386,351    105,880     6,155         2,394          500,780
STOCKHOLDERS' EQUITY
  Common Stock.....................    28,066      8,090     4,000B       (8,090)A(2)      32,066
  Retained earnings................     4,670      3,687                  (3,687)A(2)       4,670
  Accumulated other comprehensive
     income........................        80          3                      (3)A(2)          80
                                     --------   --------   -------      --------         --------
       Total stockholders'
          equity...................    32,816     11,780     4,000       (11,780)          36,816
                                     --------   --------   -------      --------         --------
       Total liabilities and
          stockholders' equity.....  $419,167   $117,660   $10,155      $ (9,386)        $537,596
                                     ========   ========   =======      ========         ========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                      HISTORICAL
                                  ------------------
                                  HUMBOLDT   GLOBAL        AS          PRO FORMA        PRO FORMA
                                  BANCORP    BANCORP    ADJUSTED      ADJUSTMENTS      AS ADJUSTED
                                  --------   -------    --------      -----------      -----------
                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME
  Interest and fees on loans and
     leases.....................  $14,136    $8,001      $  (37)D        $(375)A(4)    $   21,725
  Interest on investments.......    3,708       722       2,270E                            6,700
                                  -------    ------      ------          -----         ----------
     Total interest income......   17,844     8,723       2,233           (375)            28,425
                                  -------    ------      ------          -----         ----------
INTEREST EXPENSE
  Interest on deposits..........    5,410     4,293       2,287E                           11,990
  Interest on long-term debt....      225        --         507C                              732
                                  -------    ------      ------          -----         ----------
     Total interest expense.....    5,635     4,293       2,794             --             12,722
                                  -------    ------      ------          -----         ----------
     Net interest income........   12,209     4,430        (561)          (375)            15,703
PROVISION FOR LOAN AND LEASE
  LOSSES........................      697       479                         --              1,176
                                  -------    ------      ------          -----         ----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN AND LEASE
  LOSSES........................   11,512     3,951        (561)          (375)            14,527
                                  -------    ------      ------          -----         ----------
NON-INTEREST INCOME
  Service charges and fees......   13,443       455                        120A(5)         14,018
  Net gain on sale of loans.....      349       278                                           627
                                  -------    ------      ------          -----         ----------
     Total non-interest
       income...................   13,792       733          --            120             14,645
                                  -------    ------      ------          -----         ----------
NON-INTEREST EXPENSE
  Salaries and employee
     benefits...................    8,659     1,522                                        10,181
  Net occupancy and equipment...    2,092       361         115E           (93)A(5)         2,475
  Other expenses................    9,826     1,486         293E                           11,605
                                                             17F
                                  -------    ------      ------          -----         ----------
     Total non-interest
       expense..................   20,577     3,369         425            (93)            24,261
                                  -------    ------      ------          -----         ----------
INCOME BEFORE INCOME TAXES......    4,727     1,315        (986)          (162)             4,911
PROVISION FOR INCOME TAXES......    1,537       363        (406)G         (116)E            1,378
                                  -------    ------      ------          -----         ----------
NET INCOME......................  $ 3,190    $  952      $ (580)         $ (46)        $    3,533
                                  =======    ======      ======          =====         ==========
NET INCOME PER SHARE OF
  COMMON STOCK
  Basic.........................                                                       $     0.67
                                                                                       ==========
  Diluted.......................                                                       $     0.61
                                                                                       ==========
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING
  Basic.........................                                                        5,311,000
                                                                                       ==========
  Diluted.......................                                                        5,794,000
                                                                                       ==========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)

                                       HISTORICAL
                                   ------------------
                                   HUMBOLDT   GLOBAL        AS          PRO FORMA        PRO FORMA
                                   BANCORP    BANCORP    ADJUSTED      ADJUSTMENTS      AS ADJUSTED
                                   --------   -------    --------      -----------      -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME
  Interest and fees on loans and
     leases......................  $18,762    $11,721    $   (49)D     (50$0)A(3)       $   29,934
  Interest on investments........    4,742      1,232      3,466E                            9,440
                                   -------    -------    -------          -----         ----------
     Total interest income.......   23,504     12,953      3,417           (500)            39,374
                                   -------    -------    -------          -----         ----------
INTEREST EXPENSE
  Interest on deposits...........    7,565      6,843      3,492E                           17,900
  Interest on long-term debt.....      177         --        676C                              853
                                   -------    -------    -------          -----         ----------
     Total interest expense......    7,742      6,843      4,168             --             18,753
                                   -------    -------    -------          -----         ----------
     Net interest income.........   15,762      6,110       (751)         (500)             20,621
PROVISION FOR LOAN AND LEASE
  LOSSES.........................    2,124        226                                        2,350
                                   -------    -------    -------          -----         ----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN AND LEASE
  LOSSES.........................   13,638      5,884       (751)          (500)            18,271
                                   -------    -------    -------          -----         ----------
NON-INTEREST INCOME
  Service charges and fees.......   11,828        826                       160A(4)         12,814
  Net gain on sale of loans......      645        476                                        1,121
                                   -------    -------    -------          -----         ----------
     Total non-interest income...   12,473      1,302         --            160             13,935
                                   -------    -------    -------          -----         ----------
NON-INTEREST EXPENSE
  Salaries and employee
     benefits....................    9,151      2,023                                       11,174
  Net occupancy and equipment....    2,711        440        176E          (124)A(4)         3,203
  Loss on sale and provision for
     losses on real property held
     for sale....................       --      1,224                                        1,224
  Other expenses.................    7,716      1,786        447E                            9,971
                                                   --         22F                               --
                                   -------    -------    -------          -----         ----------
     Total non-interest
       expense...................   19,578      5,473        645           (124)            25,572
                                   -------    -------    -------          -----         ----------
INCOME BEFORE INCOME TAXES.......    6,533      1,713     (1,396)          (216)             6,634
PROVISION FOR INCOME TAXES.......    2,517        658       (574)G         (155)E            2,446
                                   -------    -------    -------          -----         ----------
NET INCOME.......................  $ 4,016    $ 1,055    $  (822)         $ (61)        $    4,188
                                   =======    =======    =======          =====         ==========
NET INCOME PER SHARE OF
  COMMON STOCK
  Basic..........................                                                       $     0.81
                                                                                        ==========
  Diluted........................                                                       $     0.73
                                                                                        ==========
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING
  Basic..........................                                                        5,197,000
                                                                                        ==========
  Diluted........................                                                        5,699,000
                                                                                        ==========

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

A  THE MERGER OF HUMBOLDT BANCORP AND GLOBAL BANCORP.

     Humboldt Bancorp will acquire Global Bancorp's outstanding common stock for approximately $16,500,000 payable in cash and a Humboldt Bancorp promissory note. The merger is treated as a single transaction in the consolidated financial statements. The promissory note is due January 30, 2002, and the amount payable may be decreased or increased based on events identified in the merger agreement. Since the amount to be paid is contingent upon future events, generally accepted accounting principles require that this promissory note be recorded when the contingencies are resolved and the consideration is paid. Accordingly, the purchase accounting adjustments to record the acquisition are summarized below (dollars in thousands):

    Purchase price to be paid in cash at merger date............    $ 11,080(1)
    Less historical net assets acquired.........................     (11,780)(2)
                                                                    --------
    Discount to allocate........................................        (700)
                                                                    ========
    Adjustments to the historical net assets acquired
      Loans and leases..........................................    $  3,500(3)
      Premises and equipment....................................        (622)(4)
      Accrued interest and other assets.........................      (1,184)(4)
      Deferred credit for negative goodwill.....................      (2,394)(4)
                                                                    --------
    Allocated discount..........................................    $   (700)
                                                                    ========

-------------------------
(1) Cash portion of price to be paid for Global Bancorp, as of September 30, 1999, as adjusted pursuant to the terms of merger agreement.

(2) Acquisition of all of the outstanding shares of Global Bancorp's common stock results in recording Global Bancorp's assets and liabilities on the books of Humboldt Bancorp and subsidiaries and the elimination of Global Bancorp's stockholders' equity.

(3) To adjust the carrying value of loans at Global Bancorp to estimated fair value. This amount will be recognized as an adjustment to yield over the estimated life of the related loans. The carrying value of all other assets and liabilities approximates estimated fair value.

(4) In this proforma, the fair value of the net assets acquired exceeds the purchase price. Accordingly, the cost of noncurrent assets acquired, in the case of premises and equipment, are adjusted downward to zero and the excess is recorded as a deferred credit for negative goodwill. A deferred tax liability of $1,184,000 is recorded and netted against deferred tax assets as a result of the tax effect of the reduction in premises and equipment and other adjustments. Depreciation expense related to the reduction of premises and equipment to zero has been eliminated from the pro forma statements. The deferred credit for negative goodwill will be amortized using the straight-line method over 15 years. When the contingencies related to the promissory note are resolved and the additional consideration is paid, the additional cost will first be applied against the deferred credit for negative goodwill with the excess, if any, used to restore premises and equipment to fair value. The remaining excess, if any, will be recorded as goodwill and amortized using the straight-line method over 15 years.

B  HUMBOLDT BANCORP STOCK OFFERING.

     In this proforma, it is assumed the acquisition of Global Bancorp will be consummated concurrent with the sale of a minimum of 320,000 shares of Humboldt Bancorp common stock at a price of $12.50 per share.

C  BORROWINGS.

     Humboldt Bancorp intends on acquiring additional capital of approximately $6.1 million if only the minimum offering has sold, or $2.1 million if the maximum offering has sold, through financings by the issuance of trust preferred securities or other Tier 1-type securities at an estimated rate of 11.07% per annum.

D  ADJUSTMENT TO REFLECT ACQUISITION OF GLOBAL BANCORP.

     The proforma statements of income are adjusted to recognize the estimated decrease in earnings from the net funds used to acquire Global Bancorp at an estimated average rate earned on federal funds sold of 5.0%.

E  HUMBOLDT BANK ACQUISITION OF CALFED BRANCHES.

     In August 1999, Humboldt Bank acquired the deposits of two branch offices of CalFed Bank. The premium paid to acquire the deposits of approximately $2,384,000 was allocated to core deposit intangible asset. The estimated runoff of these deposits will result in amortization of the balance of the core deposit intangible asset on an accelerated basis over a period of ten years. Adjustments were also made to the pro forma statements of income to estimate the additional interest income, interest expense and depreciation expense that would result from this transaction using an estimated average interest rate earned on federal funds sold of approximately 5.0%, an average rate paid on deposits of approximately 4.9% and depreciation computed using the straight-line method over the estimated lives of the premises and equipment acquired.

F  HUMBOLDT BANCORP ACQUISITION OF SILVERADO MERGER CORPORATION.

     In September 1999, Humboldt Bancorp acquired all of the outstanding shares of Silverado Merger Corporation for 45,002 shares (49,502 shares post-dividend) of Humboldt Bancorp restricted common stock and warrants to purchase up to 90,000 shares (99,000 shares post-dividend) of Humboldt Bancorp stock for $12.00 ($10.91 post-dividend) per share. Humboldt Bancorp has the right to repurchase the 45,002 shares (49,502 shares post-dividend) of common stock for $1.00 ($.91 post-dividend) each, and the warrants to purchase up to 90,000 shares (99,000 shares post-dividend) of common stock for $12.00 ($10.91 post-dividend) per share cannot become exercisable, in the event Capitol Valley Bank fails to achieve certain business objectives by December 31, 2001. Until the contingencies related to the issuance of the restricted stock and warrants are resolved, the amount recorded for this transaction will be a liability of $45,002 and the stock and warrants issued will not be included in per share information. The fair value as of the merger date of the stock and warrants issued to the Silverado Merger Corporation stockholders will be recorded as an additional cost of the acquisition if all the requirements of the acquisition agreement are achieved. Otherwise, the 45,002 shares (49,502 shares post dividend) of restricted stock will be repurchased for $1.00 ($.91 post dividend) per share and the warrants will expire.

G  INCOME TAX EFFECT.

     These amounts represent the estimated tax effect of the transactions described in preceding Notes computed at an incremental combined federal and state tax rate of 41.15%. Amortization of the deferred credit for negative goodwill described in Note A is not taxable.

                     REGULATORY CAPITAL AND LEVERAGE RATIO

     The following table illustrates the actual regulatory capital and leverage ratios of Humboldt Bancorp and Global Bancorp and the pro forma regulatory capital and leverage ratios of Humboldt Bancorp, as of September 30, 1999. The pro forma ratios are stated after giving effect to this offering and the acquisitions, assuming $4.0 million in net proceeds is raised in this public offering, all of which is held in cash or cash equivalent investments, and $6.1 million is issued in trust preferred securities or other Tier 1-type securities at an estimated rate of 11.07%. Please refer to "Unaudited Pro Forma Combined Financial Data" and the assumptions set forth therein.

                                                       AT SEPTEMBER 30, 1999
                                             ------------------------------------------
                                                            TIER 1            TOTAL
                                             LEVERAGE     RISK-BASED       RISK-BASED
                                              RATIO      CAPITAL RATIO    CAPITAL RATIO
                                             --------    -------------    -------------
Humboldt Bancorp...........................    8.17%         11.11%           12.33%
Global Bancorp.............................    9.66%         11.87%           13.12%
Pro forma for Humboldt Bancorp after the
  offering and merger......................    8.18%         10.83%           12.08%
Minimum regulatory capital for a holding
  company(1)...............................    4.00%          4.00%            8.00%

-------------------------
(1) Pursuant to regulations of the Federal Reserve board. Please refer to "Supervision and Regulation -- Capital Standards."

                    HUMBOLDT BANCORP SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of Humboldt Bancorp (on a consolidated basis) as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998, and as of and for the nine months ended September 30, 1998 and 1999, and should be read in conjunction with Management's Discussion and Analysis and with the financial statements presented elsewhere.

                                                                                                           AS OF AND FOR THE
                                                             AS OF AND FOR THE                                NINE MONTHS
                                                          YEARS ENDED DECEMBER 31,                        ENDED SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                        1994(1)      1995(1)        1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)     (UNAUDITED)
INCOME STATEMENT DATA
  Interest income....................  $   11,163   $   15,241   $   16,562   $   20,053   $   23,504   $   17,789   $   17,844
  Interest expense...................       3,540        5,244        5,549        7,024        7,742        5,855        5,635
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net interest income..............       7,623        9,997       11,013       13,029       15,762       11,934       12,209
  Provision for loan and lease
    losses...........................         783          792          533          773        2,124        1,541          697
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income after provision
    for loan and lease losses........       6,840        9,205       10,480       12,256       13,638       10,393       11,512
  Non-interest income................       1,463        3,509        5,747        8,109       12,473        8,609       13,792
  Non-interest expense...............       6,240        9,149       11,325       15,496       19,578       14,471       20,577
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Income before provision for
      income taxes...................       2,063        3,565        4,902        4,869        6,533        4,531        4,727
  Provision for income taxes.........         762        1,363        1,926        1,611        2,517        1,720        1,537
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income.......................  $    1,301   $    2,202   $    2,976   $    3,258   $    4,016   $    2,811   $    3,190
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA
  Investment securities..............  $   37,258   $   53,875   $   39,933   $   80,180   $   77,802   $   79,347   $  106,210
  Total net loans and leases.........  $   92,462   $  115,117   $  142,824   $  157,512   $  186,038   $  180,846   $  203,098
  Total assets.......................  $  152,863   $  193,912   $  214,738   $  284,087   $  319,975   $  312,944   $  419,167
  Total deposits.....................  $  137,624   $  174,526   $  192,576   $  255,186   $  283,967   $  277,285   $  375,815
  Total shareholders' equity.........  $   13,569   $   16,934   $   19,600   $   23,554   $   27,848   $   26,571   $   32,816
PER SHARE DATA(2)
  Net income
    Basic............................  $     0.33   $     0.48   $     0.64   $     0.69   $     0.82   $     0.58   $     0.64
    Diluted..........................  $     0.31   $     0.45   $     0.58   $     0.61   $     0.75   $     0.52   $     0.58
  Book value.........................  $     2.94   $     3.65   $     4.18   $     4.94   $     5.66   $     5.43   $     6.32
  Weighted average shares outstanding
    Basic............................   3,971,000    4,624,000    4,637,000    4,756,000    4,876,000    4,863,000    4,992,000
    Diluted..........................   4,135,000    4,913,000    5,135,000    5,325,000    5,379,000    5,372,000    5,475,000
    Actual...........................   4,622,000    4,636,000    4,694,000    4,769,000    4,917,000    4,892,000    5,193,000
SELECTED RATIOS(3)
  Return on average assets...........        0.93%        1.22%        1.48%        1.30%        1.32%        1.26%        1.24%
  Return on average equity...........       12.08%       14.57%       16.96%       14.50%       16.02%       15.09%       14.26%
  Total loans to deposits............       67.18%       65.96%       74.17%       61.72%       65.51%       65.22%       54.04%
  Net interest margin................        6.01%        6.07%        5.98%        5.85%        5.94%        5.50%        6.07%
  Efficiency ratio(4)................       68.68%       67.74%       67.57%       73.31%       69.34%       70.44%       79.14%
ASSET QUALITY RATIOS
  Reserve for loan and lease losses
    to:
    Ending total loans and leases....        1.42%        1.60%        1.48%        1.48%        1.62%        1.51%        1.58%
    Nonperforming assets.............      260.98%      195.60%      351.80%      128.02%      420.22%      336.85%      289.97%
    Nonperforming assets to ending
      total assets...................        0.33%        0.49%        0.28%        0.65%        0.23%        0.26%        0.27%
  Net loan and lease charge-offs
    (recoveries) to average loans and
    leases...........................        0.34%        0.25%        0.19%        0.36%        0.82%        0.66%        0.26%
  Reserve/nonperforming loans........      260.98%      195.60%      569.23%      139.14%      553.44%      336.85%      289.97%
CAPITAL RATIOS
  Average stockholders' equity to
    average assets...................        7.50%        8.40%        8.85%        8.48%        8.35%        8.34%        8.73%
  Tier 1 capital ratio(5)............       12.52%       11.37%       11.35%       10.79%       10.41%       10.82%       11.11%
  Total risk-based capital
    ratio(6).........................       13.78%       12.62%       12.60%       12.02%       11.66%       12.04%       12.33%

                                                                                                           AS OF AND FOR THE
                                                             AS OF AND FOR THE                                NINE MONTHS
                                                          YEARS ENDED DECEMBER 31,                        ENDED SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                        1994(1)      1995(1)        1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)     (UNAUDITED)
  Leverage ratio(7)..................        8.55%        7.64%        8.53%        7.38%        7.23%        7.97%        8.17%
OTHER
  End of period ("EOP") common stock
    outstanding......................   4,199,000    4,212,000    4,266,000    4,335,000    4,470,000    4,447,000    4,721,000
  Average assets.....................  $  139,982   $  180,584   $  201,780   $  251,095   $  304,515   $  298,877   $  342,679
  Average earning assets.............  $  126,809   $  164,844   $  183,930   $  222,555   $  265,355   $  262,924   $  296,972
  Number of branch offices(8)........           4            7            8            9            8            9           11
  Number of full-time equiv.
    employees........................         101          130          175          209          250          257          319

-------------------------
(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company on January 2, 1996.

(2) Per share data reflects retroactive restatement for 10% stock dividends in 1994, 1995, 1996, 1997, 1998, and 2000, and a five-for-two stock split in
    1999. The per share data does not reflect the 45,002 shares of Humboldt Bancorp restricted common stock subject to contingencies. See "Pro Forma Financial Statements -- Footnote F."

(3) Annualized, when appropriate.

(4) Efficiency ratio is non-interest expense divided by the sum of net interest income plus non-interest income.

(5) Tier I capital divided by risk-weighted assets.

(6) Total capital divided by risk-weighted assets.

(7) Tier I capital divided by average assets.

(8) Including head office.

                                HUMBOLDT BANCORP
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this document.

General

     Humboldt Bancorp's results of operations are primarily dependent upon the results of operations of Humboldt Bank and Capitol Valley Bank and, to a lesser extent, Bancorp Financial Services. Humboldt Bank and Capitol Valley Bank conduct general commercial banking business, such as gathering deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of less than $100,000 to small businesses. Reference to Humboldt Bancorp in this section constitutes reference to Humboldt Bank and Capitol Valley Bank. Reference to Humboldt Bank is a reference to just Humboldt Bank and reference to Capitol Valley Bank is a reference to just Capitol Valley Bank.

     Humboldt Bancorp's profitability depends on net interest income, which is the difference between (i) interest income generated by interest-earning assets (i.e., loans and investments) and (ii) interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

     Because of the limited loan growth in the Humboldt-Trinity, California area, a substantial part of our revenues are also derived from non-interest income. Non-interest income consists primarily of fees generated by the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments and lease residuals and rentals generated by the Lease Finance Department. During the year ended December 31, 1994, Humboldt Bank began to emphasize the growth in such fees and other income. For the years ended December 31, 1998, 1997 and 1996, fees and other income were $9.7 million, $6.9 million and $4.3 million, respectively. Of this growth, most can be attributed to Humboldt Bank's Merchant Bankcard processing fees. During the first nine months ended September 30, 1999, Humboldt Bank continued to reduce its Issuing Bankcard (Credit Card) activities. This planned reduction in credit card receivables was initiated in early 1997 due to increased competition in all credit card issuing markets and a noticeable trend of increased charge-offs in connection with credit card receivables. The focus of the Issuing Bankcard (Credit Card) Department is now issuance of credit cards to Humboldt Bank customers.

     Although Humboldt Bancorp intends to diversify its growth of traditional banking through the establishment of Capitol Valley Bank and acquisition of Capitol Thrift, Humboldt Bancorp will continue to emphasize revenues from non-interest income sources. For example, during 1997 Humboldt Bancorp, along with Tehama Bancorp, formed Bancorp Financial Services. Bancorp

Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses. Humboldt Bank's Lease Finance Department operations, on the other hand, consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method in which only Humboldt Bancorp's net investment in Bancorp Financial Services is accounted for on Humboldt Bancorp's financial statements rather than Bancorp Financial Services' financial statements being consolidated with Humboldt Bancorp's financial statements. Therefore, the following discussion does not include a detailed description of Bancorp Financial Services' operations. See "Business of Humboldt
Bancorp -- Bancorp Financial Services."

     Humboldt Bancorp's profitability is also affected by such factors as the level of non-interest expenses, the provision for loan losses, and the effective tax rate. Non-interest expenses consist of salaries and benefits, fixed assets (occupancy related expenses), and Merchant Bankcard expenses.

     Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of Humboldt Bancorp and Humboldt Bank for the fiscal years ended December 31, 1998, 1997 and 1996, and of Humboldt Bancorp, Humboldt Bank and Capitol Valley Bank for the nine months ended September 30, 1999. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere herein.

Summary of Operations

     For the nine months ended September 30, 1999, net income was $3.2 million, an increase of 14.3% over net income of $2.8 million earned during the nine months ended September 30, 1998. Diluted earnings per share were $0.58 and $0.52 for the nine months ended September 30, 1999, and September 30, 1998, respectively. Annualized return on average assets was 1.2% for the nine months ended September 30, 1999, compared with 1.3% for the comparable nine months in 1998. For the first nine months of 1999 annualized return on average equity was 14.3%, compared with 15.1% during the first nine months of 1998. The increase in earnings for the nine months ended September 30, 1999, versus the comparable period in 1998 can be attributed to growth in earning assets, fee income growth, and increased customer activity in our Merchant Bankcard product.

     Humboldt Bancorp reported net income of $4.0 million for the year ended December 31, 1998, compared to $3.3 million for the year ended December 31, 1997. The increase in net income is attributable to an increase of $2.8 million or 21.5% in net interest income and an increase in other non-interest income of $4.4 million or 54.3%. These increases were offset by an increase in provision for loan losses of $1.3 million or 162.5%, an increase in other non interest expense of $4.1 million or 26.5% and an increase in provision for income taxes of $906,000 or 56.2%. The increase in net interest income is attributable to the substantial increase in earning assets and a slight increase in the net interest yield. The increase in non-interest income is primarily attributable to substantial increases in the Lease Finance, Merchant Bankcard, and Issuing Bankcard (Credit Card) Departments' income and to increases in service charges on deposit accounts. These increases were offset in part by a decrease in gains on sale of loans and investments. The increase in non-interest expense is primarily attributable to increases in salaries and employee benefits and Merchant Bankcard expenses. These increases can be attributed to the continued growth of Humboldt Bank and Humboldt Bancorp. These increases were offset in part by a decrease in Issuing Bankcard (Credit Card) Department expenses. The increase in provision for loan losses is attributable to an increase in loans originated by Humboldt Bank, and an increase in charge-offs in the Issuing Bankcard (Credit Card) Department and Lease Finance Department.

     Humboldt Bancorp reported net income of $3.3 million for the year ended December 31, 1997, compared to $3.0 million for the year ended December 31, 1996. The increase in net income is attributable to an increase of $2.0 million or 18.2% in net interest income, and an increase in other non-interest income of $2.4 million or 42.1%. These increases were offset by an increase in provision for loan losses of $240,000 or 45.0% from 1996, an increase in other non-interest expense of $4.2 million or 37.2%, and a decrease in provision for income taxes of $315,000 or 16.4%. The increase in net interest income is attributable to the substantial increase in earning assets offset by a slight decrease in net interest yield. The increase in non-interest income is attributable to substantial increases in the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments' income, to increases in service charges on deposit accounts, and increased lease residuals and rentals in the Lease Finance Department. These increases were offset in part by a decrease in gains on sale of loans and investments. The increase in other non-interest expense is attributable to increases in salaries and employee benefits, fixed asset expenses, professional service expense, Issuing Bankcard (Credit Card) Department and Merchant Bankcard Department expenses. These increases were offset in part by a decrease in Federal Deposit Insurance Corporation expense and data processing expense. The increase in provision for loan losses is attributable to an increase in loans originated, and a recognition of Humboldt Bank's potential credit risk in the Issuing Bankcard (Credit Card) Department. Although pre-tax income increased, the provision for income taxes decreased as a result of Humboldt Bancorp taking advantage of some deferred tax benefits.

Results of Operations

     Net Interest Income

     Net interest income represents the excess of interest income and loan fees earned by Humboldt Bancorp on its earning assets over the interest expense paid on its interest bearing liabilities and other borrowed money. Net interest income as a percentage of average interest-earning assets is referred to as net interest margin. The levels of interest-earning assets and interest-bearing liabilities as well as changes in interest rates affect the level of net interest income. During periods of rapidly changing interest rates, Humboldt Bancorp's earnings can be significantly affected because interest rates on a substantial amount of the earning assets are tied to prime and therefore tend to change immediately, whereas interest rates on liabilities have a tendency to change more slowly, and normally only upon the maturity of the liability.

Average Balances and Average Rates Earned and Paid

     The following table shows unaudited average balances and interest income or interest expense, with the resulting average yield or rates by category of earning assets or interest-bearing liabilities.

                                            YEAR ENDED                          YEAR ENDED
                                         DECEMBER 31, 1997                   DECEMBER 31, 1998
                                 ---------------------------------   ---------------------------------
                                             INTEREST     AVERAGE                INTEREST     AVERAGE
                                 AVERAGE      INCOME     YIELDS OR   AVERAGE      INCOME     YIELDS OR
                                 BALANCE    OR EXPENSE     RATE      BALANCE    OR EXPENSE     RATE
                                 --------   ----------   ---------   --------   ----------   ---------
                                                        (DOLLARS IN THOUSANDS)
                                                              (UNAUDITED)
Interest-earning assets:
  Loans and leases.............  $151,695    $15,961       10.52%    $175,173    $18,762       10.71%
  Investment securities:
    Taxable securities.........    46,989      2,783        5.92       63,494      3,317        5.22
    Nontaxable securities(2)...    10,396        569        5.47       13,682        739        5.40
  Interest-earning balances due
    from banks.................     2,164        128        5.91        3,502        174        4.97
  Federal funds sold...........    11,311        612        5.41        9,504        512        5.39
                                 --------    -------       -----     --------    -------       -----
      Total interest-earning
        assets(3)..............   222,555     20,053        9.01      265,355     23,504        8.86
Cash and due from banks........    12,679                              20,157
Premises and equipment, net....     5,860                               7,120
Loan and lease loss
  allowance....................    (2,312)                             (2,626)
Other assets...................    12,313                              14,509
                                 --------                            --------
      Total assets.............  $251,095                            $304,515
                                 ========                            ========
Interest-bearing liabilities:
  Interest-bearing checking and
    savings accounts...........  $ 66,153      1,516        2.29%    $ 72,594      1,439        1.98%
  Time deposit and IRA
    accounts...................   100,072      5,457        5.45      114,633      6,126        5.34
  Borrowed funds...............       828         51        6.16        3,003        177        5.89
                                 --------    -------       -----     --------    -------       -----
      Total interest-bearing
        liabilities............   167,053      7,024        4.20      190,230      7,742        4.07
Non-interest-bearing
  deposits.....................    59,050                              83,965
Other liabilities..............     3,694                               4,883
                                 --------                            --------
      Total liabilities........   229,797                             279,078
Stockholders' equity...........    21,298                              25,437
                                 --------                            --------
      Total liabilities and
        stockholders' equity...  $251,095                            $304,515
                                 ========                            ========
Net interest income............              $13,029                             $15,762
                                             =======                             =======
Net interest spread............                             4.81%                               4.79%
                                                           =====                               =====
Average yield on average
  earning assets(2)............                             9.01%                               8.86%
                                                           =====                               =====
Interest expense to average
  earning assets(1)............                             3.16%                               2.92%
                                                           =====                               =====
Net interest margin(4).........                             5.85%                               5.94%
                                                           =====                               =====

                                         NINE MONTHS ENDED
                                       SEPTEMBER 30, 1999(1)
                                 ---------------------------------
                                             INTEREST     AVERAGE
                                 AVERAGE      INCOME     YIELDS OR
                                 BALANCE    OR EXPENSE     RATE
                                 --------   ----------   ---------
                                      (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans and leases.............  $198,561    $14,136       9.52%
  Investment securities:
    Taxable securities.........    59,137      2,308       5.22
    Nontaxable securities(2)...    15,813        631       5.34
  Interest-earning balances due
    from banks.................     2,263         73       4.31
  Federal funds sold...........    21,198        696       4.39
                                 --------    -------       ----
      Total interest-earning
        assets(3)..............   296,972     17,844       8.03
Cash and due from banks........    25,302
Premises and equipment, net....     8,544
Loan and lease loss
  allowance....................    (3,166)
Other assets...................    15,027
                                 --------
      Total assets.............  $342,679
                                 ========
Interest-bearing liabilities:
  Interest-bearing checking and
    savings accounts...........  $ 75,546        955       1.69%
  Time deposit and IRA
    accounts...................   123,112      4,445       4.83
  Borrowed funds...............     4,487        235       7.00
                                 --------    -------       ----
      Total interest-bearing
        liabilities............   203,145      5,635       3.71
Non-interest-bearing
  deposits.....................   103,433
Other liabilities..............     6,196
                                 --------
      Total liabilities........   312,774
Stockholders' equity...........    29,905
                                 --------
      Total liabilities and
        stockholders' equity...  $342,679
                                 ========
Net interest income............              $12,209
                                             =======
Net interest spread............                            4.33%
                                                           ====
Average yield on average
  earning assets(2)............                            8.03%
                                                           ====
Interest expense to average
  earning assets(1)............                            2.54%
                                                           ====
Net interest margin(4).........                            5.50%
                                                           ====

-------------------------
(1) Average yields and rates for the nine months ended September 30, 1999, have been annualized.

(2) Tax-exempt income has not been adjusted to its tax-equivalent basis.

(3) Nonaccrual loans are included in the average balance.

(4) Net interest margin is computed by dividing net interest income by total average earning assets.

Analysis of Changes in Interest Differential

     The following table shows the unaudited dollar amount of the increase (decrease) in Humboldt Bancorp's net interest income and expense and attributes such dollar amounts to changes in volume as well as changes in rates. Rate and volume variances have been allocated proportionally between rate and volume changes.

                                           YEAR ENDED                      YEAR ENDED                 NINE MONTHS ENDED
                                        DECEMBER 31, 1997              DECEMBER 31, 1998              SEPTEMBER 30, 1999
                                            OVER 1996                      OVER 1997               OVER SEPTEMBER 30, 1998
                                   ---------------------------    ----------------------------    --------------------------
                                   INCREASE (DECREASE) DUE TO      INCREASE (DECREASE) DUE TO     INCREASE (DECREASE) DUE TO
                                   ---------------------------    ----------------------------    --------------------------
                                   VOLUME     RATE      TOTAL     VOLUME      RATE      TOTAL     VOLUME     RATE      TOTAL
                                   -------    -----    -------    -------    ------    -------    ------    -------    -----
                                                                    (DOLLARS IN THOUSANDS)
Interest income attributable to:
  Loans and leases...............  $1,842     $346     $2,188     $2,451     $ 350     $2,801     $2,171    $(2,035)   $ 136
  Investment securities..........     976       10        986      1,220      (516)       704      (103)       (197)    (300)
  Balance due from banks.........      63       16         79         13        33         46       (47)        (12)     (59)
  Federal funds sold.............     213       25        238        (98)       (2)      (100)      454        (176)     278
                                   ------     ----     ------     ------     -----     ------     ------    -------    -----
    Total increase (decrease)....   3,094      397      3,491      3,586      (135)     3,451     2,475      (2,420)      55
                                   ------     ----     ------     ------     -----     ------     ------    -------    -----
Interest expense attributable to:
  Now and Super Now..............      29       (2)        27         28       (11)        17        13         (36)     (23)
  Savings........................      73      (29)        44         19        --         19        14          (3)      11
  Money market...................     114       87        201         88      (201)      (113)       (8)       (146)    (154)
  Time deposits..................   1,106       95      1,201        795      (126)       669       335        (522)    (187)
  Borrowed funds.................       2       --          2        174       (48)       126        85          48      133
                                   ------     ----     ------     ------     -----     ------     ------    -------    -----
    Total increase (decrease)....   1,324      151      1,475      1,104      (386)       718       439        (659)    (220)
                                   ------     ----     ------     ------     -----     ------     ------    -------    -----
    Total change in net
      interest...................  $1,770     $246     $2,016     $2,482     $ 251     $2,733     $2,036    $(1,761)   $ 275
                                   ======     ====     ======     ======     =====     ======     ======    =======    =====

     Net interest income for the nine months ended September 30, 1999, was $12.2 million, an increase of $275,000 over the corresponding period in 1998. The increase in net interest income is attributable to a increase of $55,000 in income earned from interest-earning assets and a decrease of $220,000 in expense from interest-bearing liabilities. Interest expense decreased 5.1% to $5.6 million for the nine months ended September 30, 1999, compared to $5.9 million for the corresponding period in 1998. The decrease in interest expense was primarily a result of falling interest rates.

     Total interest-earning assets averaged $297.0 million for the nine months ended September 30, 1999, compared to $265.4 million at year end December 31, 1998. Most of the increase was due to an increase in loans. An increase in federal funds was offset by a decrease in investment securities. The average yield on interest-earning assets on certain types of investments decreased to 8.0% during the first nine months of 1999, compared to 8.9% at year end December 31, 1998.

     Interest-bearing liabilities averaged $203.1 million during the first nine months of 1999 compared to $190.2 million at year end December 31, 1998. The average cost of these liabilities decreased in the first nine months of 1999 to 3.7% from 4.1% at year end December 31, 1998. The average cost of interest-bearing liabilities decreased primarily as a result of declining interest rates in 1999. Although further competitive pressure is expected in expanding deposit relationships, management, as a matter of policy, does not seek to attract high-priced, brokered deposits. In the near-term, management does not anticipate Humboldt Bancorp's net interest margins will be significantly impacted by competitive pressure for deposit accounts, although there can be no assurance that this will not occur.

     Net interest income for the year ended 1998 totaled $15.8 million compared with $13.0 million for the year ended 1997. The increase in net interest income was attributable to a significant increase in earning assets and a slight increase in net interest yield. The yield on loans increased by 0.2%, over the same period in 1997 and the cost of funds decreased 0.1%. The reference rate used to price a significant portion of the loan portfolio was 7.75% at December 31, 1998 and 8.25% at September 30, 1999, and 8.50% at December 31, 1997. Loans comprised 66.9% of average earning assets at September 30, 1999, 66.0% at December 31, 1998, and 68.2% at December 31, 1997.

     Loan fees included in net interest income were $690,000 for the nine months ended September 30, 1999, $1.4 million for the year ended December 31, 1998, and $729,000 for the year ended December 31, 1997.

Provision for Loan and Lease Losses

     A reserve for loan and lease losses is maintained at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated. The reserve is increased by a charge to operating expenses referred to as a provision for loan and lease losses, and is reduced by the net loan that is charged-off. See "-- Loan Losses and Recoveries" for a discussion of reserves and net loan charge-offs and a table summarizing the changes in the reserve for loan and lease losses. The provision for loan and lease losses does not contain charges related to the activities of the Merchant Bankcard Department since merchant bankcard accounts are not reflected as loans, and Merchant Bankcard Department's reserves do not constitute loan reserves.

     For the nine months ended September 30, 1999, management charged $697,000 to Humboldt Bancorp's provision for loan and lease losses compared to $1.5 million for the nine months ended September 30, 1998. This was a 53.5% decrease from the prior year. The decrease in the provision for loan and lease losses was directly related to a decline in anticipated credit card charge-offs. Credit card charge-offs for the nine months ended September 30, 1999, were $402,000 compared to $768,000 for the same period ended September 30, 1998.

     For the years ended December 31, 1998, 1997 and 1996, management charged $2.1 million, $773,000, and $533,000, respectively, to Humboldt Bancorp's provision for loan and lease losses. The ratio of the reserve for loan and lease losses to total loans and leases at December 31, 1998, 1997, and 1996, equaled 1.7%, 1.5%, and 1.5%, respectively. The increase in the provision from 1997 to 1998 is attributable to an increase in loans originated, an increase in credit card charge-offs, and an increase in charge-offs in the Lease Finance Department. The increase in the provision from 1996 to 1997 was due to an increase in loans originated and to an increase in credit card charge-offs.

Non-Interest Income

     The following table sets forth components of Humboldt Bancorp's non-interest income:

                                                                            NINE MONTHS
                                                                               ENDED
                                               YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                              -------------------------   ----------------
                                               1996     1997     1998      1998     1999
                                              ------   ------   -------   ------   -------
                                                         (DOLLARS IN THOUSANDS)
Fees and other income:
  Merchant Bankcard services................  $2,508   $3,906   $ 6,177   $4,106   $ 9,175
  Lease Finance Department (residuals and
     rentals)...............................     752    1,306     1,575    1,379     1,177
  Issuing Bankcard (Credit Card) services...     169      778     1,019      793       317
  Fees for customer services................     287      291       346       96       244
  Earnings on life insurance................     142      195       106       80       114
  Loan and lease servicing fees.............     370      346        87       82       216
  Other.....................................      57       89       421      279       487
                                              ------   ------   -------   ------   -------
     Total fees and other income............   4,285    6,911     9,731    6,815    11,730
Service charges on deposit accounts.........     709    1,300     2,097    1,543     1,806
Net gain (loss) on sale of loans............      75     (204)      645      251       349
Net investment securities gains (losses)....     678      102        --       --       (93)
                                              ------   ------   -------   ------   -------
     Total non-interest income..............  $5,747   $8,109   $12,473   $8,609   $13,792
                                              ======   ======   =======   ======   =======

     Non-interest income is primarily derived from Merchant Bankcard fees, services charges on deposit accounts, Lease Finance Department lease residuals and rentals, and Issuing Bankcard (Credit Card) fees. During the past three fiscal years, Humboldt Bank's Merchant Bankcard Department has increased in importance to Humboldt Bank's revenues. Humboldt Bank offers merchant bankcard services to a variety of merchants located throughout the United States, including first time merchants and small to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. In general, merchant bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. For its services, Humboldt Bank receives a service fee and other processing fees. Also, at September 30, 1999, and as of December 31, 1998, 1997, and 1996, Humboldt Bank held merchant reserves primarily in non-interest bearing accounts of $56.8 million, $47.0 million, $33.0 million, and $21.3 million, respectively. See "Business of Humboldt Bancorp -- Merchant Bankcard."

     During 1996, Humboldt Bank actively pursued credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas.

     Non-interest income increased $5.2 million, or 60.5% for the nine-month period ended September 30, 1999, compared to the nine months ended September 30, 1998. The principal reason for this increase was income generated by Merchant Bankcard operations. During the first nine months of 1999, Merchant Bankcard operations generated $9.2 million in income compared to $4.1 million for the same period in 1998. The increase was also the result of increasing deposit volumes and related service charges. The remainder of the increase in non-interest income for the nine months ended September 30, 1999, compared to the same period in 1998, is primarily attributable to service charges and fees for loan and lease servicing fees.

     Non-interest income for 1998 totaled $12.5 million, an increase of $4.4 million or 54.3% from $8.1 million earned in 1997. The increases for the year ended 1998, compared to the year ended 1997, are attributable primarily to the activities of the Merchant Bankcard, and to a lesser extent, the activities of the Lease Finance and Issuing Bankcard (Credit Card) Departments, plus an increase in service charges on deposit accounts. The increase in gain on sale of loans is attributable in part to selling some portfolio loans at a gain. The decrease in gain on sale of investments is attributable to fact that no investments were sold in 1998. Service charges on deposit accounts increased $797,000 or 61.3%, fees and other income increased $2.8 million or 40.6%, and all other non-interest income increased $747,000 or 732.4%.

     Non-interest income for the year ended 1997 totaled $8.1 million, an increase of $2.4 million or 42.1% from $5.7 million earned for the year ended 1996. The increases are attributable primarily to the activities of the Merchant Bankcard, Lease Finance, and Issuing Bankcard (Credit Card) Departments, plus an increase in service charges on deposit accounts. Service charges on deposit accounts increased $591,000 or 83.4%, fees and other income increased $2.6 million or 60.5%, net investment securities gain/loss decreased by $576,000 or 85.0%, and gain on sale of loans decreased by $279,000 or 372.0% from the prior year. The decrease in gain on sale of loans is attributable in part to selling some portfolio loans at a loss. The decrease in gain on sale of investments is attributable to selling more investments in 1996 to fund loans than in 1997.

Non-Interest Expense

     Non-interest expenses consist principally of employees' salaries and benefits, Merchant Bankcard expenses, and fixed asset (occupancy and equipment) expenses. Non-interest expense increased $6.1 million, or 42.1%, to $20.6 million for the nine months ended September 30, 1999, compared to $14.5 million in the corresponding period of 1998. This was due to an increase in Merchant Bankcard operation expense of $2.0 million, as well as increases in other key operating costs such as salary and benefits, primarily relating to the increase in personnel. Humboldt Bancorp's investments in new and expanded technology to support internal services, to ensure Year 2000 compliance, and to provide additional technology-based products for Humboldt Bancorp's customers, also resulted in expense increases.

     Non-interest expense for the year ended 1998 totaled $19.6 million, an increase of $4.1 million or 26.5% from the year ended 1997. Salaries and employee benefits represented the single largest component of non-interest expense: $9.2 million or 46.7% in 1998 and $6.8 million or 43.9% in 1997. Full time equivalent employees numbered 250, 209 and 175 on December 31, 1998, 1997, and 1996, respectively. Non-interest expense for the year ended 1997 totaled $15.5 million, an increase of $4.2 million or 37.2% from the year ended 1996. Salaries and employee benefits represented the single largest component of non-interest expense: $6.8 million or 43.9% in 1997, and $5.6 million or 49.4% in 1996.

     Fixed assets expense increased $245,000 or 9.9% to $2.7 million for the year ended 1998. This increase can be attributed to increased maintenance and repairs on older equipment, and increased rental expense, partially offset by increased rental income. Fixed assets expense increased $674,000 or 37.6% to $2.5 million in 1997. This increase can be in part attributable to depreciation expense related to the purchase of an in-house computer system, a local area network and a wide area network as well as the purchase of furniture and fixtures and leasehold improvements at the Garberville Branch, the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments at 605 K Street, Eureka, California, the Cashiers Department at 555 H Street, Eureka, California, and increased maintenance and repairs on older equipment. Humboldt Bancorp's fixed assets expense is anticipated to increase in 1999 and 2000 due to the planned opening of a new headquarters; a new branch; the commencement of operations at the Capitol Thrift branches; and the acquisition of the two former CalFed branches located in Ukiah and Eureka.

     Other expenses (excluding salaries and employee benefits and fixed assets), increased $1.5 million or 24.2% in 1998 from 1997, and $2.3 million or 59.0% in 1997 from 1996, primarily due to the Merchant Bankcard program in 1998 and the Issuing Bankcard (Credit Card) program in 1997.

     The following table summarizes the significant components and percentages of non-interest expense for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1998 and 1999:

                                                                                                  NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                              SEPTEMBER 30,
                                ------------------------------------------------------   -----------------------------------
                                      1996               1997               1998               1998               1999
                                ----------------   ----------------   ----------------   ----------------   ----------------
                                                                   (DOLLARS IN THOUSANDS)
Salaries and employee
  benefits....................  $ 5,592    49.38%  $ 6,806    43.92%  $ 9,151    46.74%  $ 6,763    46.73%  $ 8,764    42.59%
Net occupancy and equipment
  expense.....................    1,792    15.82     2,466    15.91     2,711    13.85     1,962    13.55     2,092    10.17
Merchant Bankcard
  expenses(1).................      434     3.83       822     5.30     2,665    13.61     1,759    12.16     5,087    24.72
Professional services.........      693     6.12     1,342     8.66     1,123     5.74       951     6.57       984     4.78
Issuing Bankcard expenses.....      170     1.50     1,021     6.59       346     1.77       263     1.82       202     0.98
Stationery, supplies and
  postage.....................      542     4.79       887     5.72       884     4.52       755     5.22       788     3.83
Intangible expense............      372     3.28       426     2.75       372     1.90       279     1.93       264     1.28
FDIC and other insurance......      480     4.24       164     1.06       186     0.95       142     0.98       160     0.78
Advertising expenses..........      235     2.08       265     1.71       247     1.26       202     1.40       337     1.64
Business development..........      129     1.14       242     1.56       249     1.27       214     1.48       253     1.23
Telephone and travel..........      424     3.74       478     3.08       598     3.05       453     3.13       572     2.78
Data processing/ATM expense...      199     1.76       170     1.10       324     1.65       164     1.13       198     0.96
Other expenses................      263     2.32       407     2.64       722     3.69       564     3.90       876     4.26
                                -------   ------   -------   ------   -------   ------   -------   ------   -------   ------
  Total expenses..............  $11,325   100.00%  $15,496   100.00%  $19,578   100.00%  $14,471   100.00%  $20,577   100.00%
                                =======   ======   =======   ======   =======   ======   =======   ======   =======   ======

-------------------------
(1) Merchant Bankcard expenses include merchant and proprietary related expenses only. Salaries and employee benefits are included in salary and employee benefits above.

Provision for Income Taxes

     The provision for income taxes for the nine month period ended September 30, 1999, was $1.5 million representing an effective tax rate of 34.1%, compared to $1.7 million, or 38.6% for the nine-month period ended September 30, 1998.

     The provision for income taxes totaled $2.5 million for the year ended 1998, an increase of $906,000 or 56.2% from the year ended 1997, and in 1997 totaled $1.6 million, a decrease of $315,000 or 16.4% from 1996. The increase in 1998 and the decrease in 1997 in provision for income taxes was the result of increased pre-tax income partially offset by Humboldt Bancorp taking advantage of some deferred tax benefits. The 1998 effective tax rate of 38.5% and the 1997 effective tax rate of 33.1% on reported income was below the expected statutory federal rate of 34.0% and the state franchise tax rate of 7.1% (net of the federal benefit) principally because of exemptions for Enterprise Zone loans for state tax purposes, exemptions for municipal obligations for federal purposes, keyperson insurance, and other permanent differences.

Investments

     Humboldt Bancorp invests excess funds in a variety of instruments in order to meet liquidity and profitability goals. A portion of available funds is invested in liquid investments including overnight federal funds. The balance is invested in investment securities including U.S. Treasury and Agency securities such as CMOs, tax-exempt municipal bonds, corporate bonds, and Federal Home Loan Bank and Federal National Mortgage Corporation stock.

     At September 30, 1999, Humboldt Bancorp's portfolio of investment securities market value totaled $106.2 million, an increase of $28.4 million compared to its December 31, 1998, securities portfolio of $77.8 million, representing an increase of 36.5% from the prior year-end.

     The following table provides the book value of Humboldt Bancorp's portfolio of investment securities as of December 31, 1996, 1997 and 1998, and September 30, 1999:

                                                               AS OF
                                                           DECEMBER 31,               AS OF
                                                    ---------------------------   SEPTEMBER 30,
                                                     1996      1997      1998         1999
                                                    -------   -------   -------   -------------
                                                              (DOLLARS IN THOUSANDS)
Investments available-for-sale:
  U.S. Treasury and agencies......................  $ 4,058   $ 2,996   $ 3,000     $  2,566
  CMOs issued by U.S. agencies....................   23,331    62,433    56,682       83,030
  Obligations of political subdivisions...........   10,172    12,190    16,227       16,953
  Corporate debt and other securities.............    1,755     1,286     1,062        3,505
                                                    -------   -------   -------     --------
     Total investment securities..................  $39,316   $78,905   $76,971     $106,054
                                                    =======   =======   =======     ========

     Investment securities at the dates indicated consisted of the following:

                                              AS OF                          AS OF                           AS OF
                                        DECEMBER 31, 1997              DECEMBER 31, 1998              SEPTEMBER 30, 1999
                                   ----------------------------   ----------------------------   -----------------------------
                                               APPROX.                        APPROX.                        APPROX.
                                   AMORTIZED   MARKET      %      AMORTIZED   MARKET      %      AMORTIZED    MARKET      %
                                     COST       VALUE    YIELD*     COST       VALUE    YIELD*     COST       VALUE     YIELD*
                                   ---------   -------   ------   ---------   -------   ------   ---------   --------   ------
                                                                     (DOLLARS IN THOUSANDS)
U.S. Treasury and agencies:
  Three months or less...........   $    --    $    --      --%    $   999    $ 1,000    6.04%   $  1,007    $  1,006    4.63%
  Three to twelve months.........        --         --      --       2,001      2,013    6.20          --          --      --
  One to three years.............     2,996      3,007    6.15          --         --      --       1,559       1,555    5.07
CMO issued by U.S. agencies:
  Three months or less...........       769        771    9.00       1,398      1,348    9.08         624         624    6.69
  Three to twelve months.........     8,960      9,048    8.08      11,384     11,384    4.16      13,609      13,660    7.30
  One to three years.............    19,020     19,200    6.58      35,821     35,780    4.80      49,400      49,458    5.92
  Three to five years............    32,545     32,935    6.09       6,019      6,019    4.21      12,461      12,447    4.91
  Five to fifteen years..........     1,140      1,160    6.14       2,060      2,083    4.60       6,936       6,850    5.62
Obligations of political
  subdivisions:
  Three months or less...........        --         --      --         280        286    7.50          --          --      --
  Three to twelve months.........       102        104    7.99          --         --      --          --          --      --
  One to three years.............       283        292    7.45         235        243    7.75         487         500    9.07
  Three to five years............     1,179      1,226    8.07       1,238      1,281    8.20         601         637    8.10
  Five to fifteen years..........     6,016      6,381    7.82       8,324      8,920    7.75      11,181      11,302    7.31
  Over fifteen years.............     4,610      4,768    7.67       6,150      6,380    7.06       4,684       4,645    7.02
Corporate debt and other
  securities:
  Three months or less...........       664        664    8.35       1,062      1,065    6.22         965         965    5.04
  Three to twelve months.........       175        178    8.35          --         --      --         627         627    5.96
  Over fifteen years.............       446        446    6.00          --         --      --       1,913       1,913    7.71
                                    -------    -------    ----     -------    -------    ----    --------    --------    ----
    Total securities.............   $78,905    $80,180    6.28%    $76,971    $77,802    5.38%   $106,054    $106,189    6.19%
                                    =======    =======    ====     =======    =======    ====    ========    ========    ====

-------------------------
* Weighted average yield is stated on a federal tax-equivalent basis of 34%, and has been annualized, where appropriate.

     At September 30, 1999, the book value of the following issuers' securities exceeded ten percent of Humboldt Bancorp's capital.

                       ISSUER                          BOOK VALUE     MARKET VALUE
                       ------                          -----------    ------------
                                                         (DOLLARS IN THOUSANDS)
FRMAC CMO's..........................................  $22,565,172    $22,512,214
FNMA CMO's...........................................  $28,305,153    $28,323,708
GNMA CMO's...........................................  $10,386,214    $10,302,239
FHLMC CMO's..........................................  $ 5,286,503    $ 5,370,873
SLMA CMO's...........................................  $ 8,948,551    $ 8,971,884

     Humboldt Bancorp does not own securities of a single issuer whose aggregate book value is in excess of its total equity.

Loans

     Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financed, credit card and consumer loans, made primarily to individuals and businesses located in Northern California.

     At September 30, 1999, Humboldt Bancorp had total net loans outstanding of $203.1 million. This represented 54.0% of total consolidated deposits and 48.5% of total consolidated assets of Humboldt Bancorp. At December 31, 1998, Humboldt Bancorp had total net loans outstanding of

$186.0 million. This represented 65.5% of total consolidated deposits and 58.1% of total consolidated assets of Humboldt Bancorp. At December 31, 1997, Humboldt Bancorp had total net loans outstanding of $157.5 million. This represented 61.7% of total consolidated deposits and 55.4% of total consolidated assets.

     Types of Loans. The table below shows the composition of loan or type of borrower at the dates indicated:

                                       AS OF                   AS OF                   AS OF
                                 DECEMBER 31, 1994       DECEMBER 31, 1995       DECEMBER 31, 1996
                                --------------------   ---------------------   ---------------------
         TYPE OF LOAN           AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE
         ------------           -------   ----------   --------   ----------   --------   ----------
                                                       (DOLLARS IN THOUSANDS)
Real estate-secured loans:
  Construction................  $15,273      16.52%    $ 15,874      13.79%    $ 21,205      14.85%
  Residential.................   16,514      17.86       23,036      20.01       31,519      22.07
  Commercial and
     agricultural.............   42,314      45.76       54,879      47.67       61,030      42.73
                                -------     ------     --------     ------     --------     ------
     Total real estate
       loans..................   74,101      80.14       93,789      81.47      113,754      79.65
Commercial....................   13,950      15.09       16,284      14.15       20,559      14.39
Lease financing...............    4,226       4.57        3,974       3.45        3,168       2.22
Credit card and related
  accounts....................      618       0.67        1,203       1.05        2,021       1.42
Consumer......................    1,389       1.50        2,192       1.90        2,508       1.76
Other.........................       91       0.10          159       0.14        3,725       2.60
                                -------     ------     --------     ------     --------     ------
     Total loans and leases...   94,375     102.07      117,601     102.16      145,735     102.04
Less:
  Deferred loan fees..........     (582)     (0.63)        (616)     (0.54)        (765)     (0.54)
  Allowance for loan losses...   (1,331)     (1.44)      (1,868)     (1.62)      (2,146)     (1.50)
                                -------     ------     --------     ------     --------     ------
     Loans and lease
       receivable, net........  $92,462     100.00%    $115,117     100.00%    $142,824     100.00%
                                =======     ======     ========     ======     ========     ======

                                       AS OF                   AS OF                   AS OF
                                 DECEMBER 31, 1997       DECEMBER 31, 1998      SEPTEMBER 30, 1999
                               ---------------------   ---------------------   ---------------------
        TYPE OF LOAN            AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE
        ------------           --------   ----------   --------   ----------   --------   ----------
                                                      (DOLLARS IN THOUSANDS)
Real estate-secured loans:
  Construction...............  $ 20,165      12.80%    $ 20,667      11.11%    $ 22,997      11.32%
  Residential................    27,253      17.30       35,226      18.93       42,518      20.93
  Commercial and
     agricultural............    65,772      41.76       80,197      43.11       91,842      45.23
                               --------     ------     --------     ------     --------     ------
     Total real estate
       loans.................   113,190      71.86      136,090      73.15      157,357      77.48
Commercial...................    28,091      17.83       33,981      18.27       35,523      17.49
Lease financing..............     8,732       5.55        9,867       5.30        7,518       3.70
Credit card and related
  accounts...................     7,062       4.48        5,672       3.05        3,563       1.75
Consumer.....................     2,440       1.55        2,110       1.13        1,930       0.95
Other........................     1,177       0.75        2,097       1.13        1,301       0.64
                               --------     ------     --------     ------     --------     ------
     Total loans and
       leases................   160,692     102.02      189,817     102.03      207,192     102.01
Less:
  Deferred loan fees.........      (809)     (0.51)        (724)     (0.39)        (855)     (0.42)
  Allowance for loan
     losses..................    (2,371)     (1.51)      (3,055)     (1.64)      (3,239)     (1.59)
                               --------     ------     --------     ------     --------     ------
     Loans and lease
       receivable, net.......  $157,512     100.00%    $186,038     100.00%    $203,098     100.00%
                               ========     ======     ========     ======     ========     ======

     At September 30, 1999, and December 31, 1998, 1997, and 1996 Humboldt Bancorp had no concentration of loans which exceeded 10% of total loans not otherwise identified by the categories set forth above.

          Real Estate -- Construction

     Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. Construction and development loans are obtained principally through solicitations by Humboldt Bancorp and through continued business from builders and developers who have previously borrowed from Humboldt Bancorp. When the total amount of a loan would otherwise exceed Humboldt Bancorp's legal lending limit, Humboldt Bancorp sells participation interests to other financial institutions to facilitate the extension of credit.

     As of September 30, 1999, the breakdown of construction loans was as follows:

Owner-Occupied Single Family Construction..................  $10,350,000
Owner-Occupied Commercial Construction.....................  $10,247,000
Speculation Construction...................................  $   750,000
Acquisition/Development....................................  $ 1,650,000

     Humboldt Bancorp's owner-occupied single family construction loans typically have a maturity of up to nine months and are secured by deeds of trust and usually do not exceed 80% of the appraised value of the home to be built. All owner-occupied single family construction borrowers have been pre-qualified for long-term loans using Fannie Mae underwriting guidelines.

     Humboldt Bancorp also makes loans to developers, primarily in its service area, for the purpose of acquiring unimproved land and developing such land. These loans typically have a maturity of 12 to 24 months; have a floating rate tied to prime rate; usually do not exceed 75% of the appraised value; are secured by a first deed of trust and, in the case of corporations, are personally guaranteed. Loan commitment and origination fees of 1% to 2% are usually charged.

     All commercial construction loans are underwritten using the estimated cash flow the secured real property would provide in the event of a default by the borrower. A debt coverage ratio of 1.25:1 is required. In all cases, Humboldt Bancorp pre-approves a long-term loan to pay off the construction loan.

     Risks associated with real estate construction loans are generally considered higher than risks associated with other forms of lending. Loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Should a default occur which results in foreclosure, Humboldt Bancorp could be adversely affected in that it would have to control the project and attempt either to arrange for completion of construction or to dispose of the unfinished project.

     Humboldt Bancorp's underwriting criteria is designed to evaluate and minimize the risk of each construction loan. A wide variety of factors are carefully considered before originating a construction loan, including the availability of permanent financing to the borrower (which may be provided by Humboldt Bancorp at market rates); the reputation of the borrower and the contractor; independent valuations and reviews of cost estimates; preconstruction sale information and cash flow projections of the borrower. At the time of Humboldt Bancorp's origination of a construction loan to a builder, the builder often has a signed contract with a purchaser for the sale of the to-be-constructed house, which, by assuring the builder of a repayment source, lessens Humboldt Bancorp's underwriting risks on the construction loan. To reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties which can be constructed on a "speculative" or unsold basis by a builder at any one time to 2 to 4 houses and requires the borrower or its principals personally to guarantee repayment of the loan. Moreover, Humboldt Bancorp controls certain of the risks associated with construction lending by requiring builders to submit itemized bills to Humboldt Bancorp, whereupon Humboldt Bancorp disburses the builder's loan funds directly to the contractor and subcontractors, rather than to the builder. For a contractor meeting specific criteria, loan funds may be disbursed directly to the contractor.

          Real Estate -- Owner-Occupied, Single-Family Residential

     Humboldt Bancorp historically has been and continues to be an originator of owner-occupied, single-family, residential real estate loans in its market area. These residential loans as a percentage of total net loans outstanding were 20.9% at September 30, 1999, 18.9% at December 31, 1998, 17.3% at December 31,
1997, and 22.1% at December 31, 1996. The decrease in residential real estate loans in 1998 and 1997 is attributable to the sale of portfolio loans. The higher volume of residential real estate loans in 1999 is attributable to lower rates at the beginning of 1999. Humboldt Bancorp also offers FHA and VA mortgage loans in its market area, which are underwritten and closed by a correspondent lender.

     Humboldt Bancorp originates owner-occupied, single-family, residential fixed-rate mortgage loans at competitive interest rates within its market area. Generally, Humboldt Bancorp sells these loans in the secondary market. While there were $.7 million of loans held for sale at September 30, 1999, there were fixed-rate loans of $7.7 million for sale at December 31, 1998, $48,000 for sale at December 31, 1997, and $63,000 for sale at December 31, 1996. These balances are included in Real Estate -- Residential totals in the table above.

     Humboldt Bancorp also offers adjustable-rate residential mortgage loans. The adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index.

     The retention of adjustable-rate loans in Humboldt Bancorp's portfolio helps reduce Humboldt Bancorp's exposure to increases or decreases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. However, there can be no assurance that yields on Humboldt Bancorp's adjustable-rate loans will fully adjust to compensate for increases in Humboldt Bancorp's cost of funds.

     Humboldt Bancorp evaluates both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral.

     Residential mortgage loan originations come from a number of sources, including solicitations by Humboldt Bancorp, referrals by builders and real estate brokers, existing borrowers and depositors, and walk-in customers. Loan applications are accepted at all of Humboldt Bancorp's offices.

     At September 30, 1999, Humboldt Bancorp had approximately $14.1 million in owner-occupied home equity line of credit loans, representing approximately 6.94% of its net loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin. Home equity lines of credit are secured by liens against owner-occupied, residential real property. Home equity loans are generally limited so that the amount of such loans, along with any senior indebtedness, does not exceed 80% of the value of the real estate security.

          Real Estate -- Commercial and Agricultural

     Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market areas. Commercial and agricultural loans as a percentage of total net loans outstanding were 45.2% at September 30, 1999, 43.1% at December 31, 1998, 41.8% at December 31, 1997, and 42.7% at December 31, 1996. Commercial and agricultural loans are secured by both commercial and non-owner occupied property. The breakdown by type of property securing these loans is as follows:

Commercial property.........................................   79%
Multi-family property.......................................    4%
Single-family residential non-owner occupied property.......    2%
Equity line of credit.......................................   15%

     Permanent commercial real estate loans have a maximum term of 10 years, with 25-year amortization schedules being the norm. Interest rates on permanent loans generally either adjust (subject, in some cases, to specified interest rate caps) at 1- to 5-year intervals to specified spreads over the related index. Commercial real estate loans are generally written in amounts up to 70% of the appraised value of the property or sale price.

     Commercial real estate loans generally present a higher level of risk than loans secured by owner-occupied, single family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project.

     Humboldt Bancorp entered into a number of SBA guaranteed loans and has loans where SBA has a subordinate lien position. These loans are eligible for sale on the secondary market. Humboldt Bancorp chose to sell SBA guaranteed loans in 1998 but did not choose to sell these types of loans in 1997 or 1996. Several SBA loans were sold in 1999.

          Business Loans

     Humboldt Bancorp's commercial loans consist of (i) loans secured by commercial real estate and (ii) business loans which are not secured by real estate or if secured by real estate, the principal source of repayment is expected to be business income. Business loans as a percentage of total net loans outstanding were 17.5% at September 30, 1999, 18.3% at December 31, 1998, 17.8% at December 31, 1997, and 14.4% at December 31, 1996. Business loans include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing.

     In recent years, Humboldt Bancorp has emphasized business lending. Humboldt Bancorp originates business loans to small and medium sized businesses in its market area. Humboldt Bancorp's business borrowers are generally small businesses engaged in manufacturing, distribution or retailing, or professionals in healthcare, accounting and law. Business loans are generally made to finance the purchase of inventory, new or used equipment or commercial vehicles and for short-term working capital. Such loans generally are secured by equipment and inventory, but unsecured loans may be granted. Business loans generally are made for terms of 5 years or less. Generally, business loans are made in amounts ranging between $50,000 and $300,000.

     Humboldt Bancorp underwrites its business loans on the basis of the borrower's cash flow and ability to service the debt from earnings rather than on the basis of underlying collateral value, and Humboldt Bancorp seeks to structure such loans to have more than one source of repayment. For loans with maturities exceeding one year, Humboldt Bancorp requires that borrowers and guarantors provide updated financial information at least annually throughout the term of the loan.

     Humboldt Bancorp's business loans may be structured as short-term loans, term loans or as lines of credit. Short-term business loans are for periods of 12 months or less and are generally self-liquidating from asset conversion cycles. Business term loans are generally made to finance the purchase of assets and have maturities of five years or less. Business lines of credit are typically made for the purpose of providing short-term working capital and are usually approved with a term of 12 months and are reviewed at that time to see if extension is warranted. Humboldt Bancorp also offers standby letters of credit for its business borrowers.

     Business loans are often larger and may involve greater risk than other types of lending. Because payments on such loans are often dependent on successful operation of the business involved, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. Humboldt Bancorp seeks to minimize these risks through its underwriting guidelines, which require that the loan be supported by adequate cash flow of the borrower, profitability of the business, collateral and personal guarantees of the individuals in the business. In addition, Humboldt Bancorp limits this type of lending to its market area and to borrowers with which it has prior experience or who are otherwise well known to Humboldt Bancorp.

          Lease Financing Loans

     Humboldt Bancorp makes lease financing loans to finance small ticket leases, such as leases of credit card processing software, terminals, swipe machines and related webpages. The dollar amount of each lease is under $2,500 and the term is approximately three to five years. Lease financing loans were $7.5 million or 3.7% of total net loans outstanding at September 30, 1999, $9.9 million or 5.3% of total net loans outstanding at December 31, 1998, $8.7 million or 5.5% of total net loans outstanding at December 31, 1997, and $3.2 million or 2.2% of total net loans outstanding at December 31, 1996. The increase in Humboldt Bancorp's lease financing loans in 1998 and 1997 was mostly attributable to an increase in credit card equipment and leases acquired from Humboldt Bancorp's joint venture subsidiary, Bancorp Financial Services. The decrease in Humboldt Bancorp's lease financing loans in 1999 was caused by a planned reduction in leases purchased from Bancorp Financial Services. However, Humboldt Bancorp may continue in the future to purchase leases from Bancorp Financial Services.

          Credit Card and Related Accounts

     Humboldt Bank offers credit card loans through its participation as a Principal Member of Visa. Management believes that providing credit card services helps Humboldt Bank remain competitive by offering customers an additional service.

     During 1996, Humboldt Bank began to actively pursue credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas. Credit card loans were $3.6 million at September 30, 1999, $5.7 million at December 31, 1998, $7.1 million at December 31, 1997, and $2.0 million at December 31, 1996. Credit card loans as a percentage of total net loans outstanding were 1.8% at September 30, 1999, 3.1% at December 31, 1998, 4.5% at December 31, 1997, and 1.4% at December 31, 1996. The rate currently charged by Humboldt Bank on its credit card loans ranges from 13.9% to 19.8%, and Humboldt Bank is permitted to change the interest rate on 30 days notice. Processing of bills and payments is contracted to an outside service. At September 30, 1999, Humboldt Bank had a commitment to fund an aggregate of $9.5 million of credit card loans, which represented the aggregate credit limit on credit cards.

          Consumer Loans

     The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. Consumer loans as a percentage of total net loans outstanding were 1.0% at September 30, 1999, 1.1% at December 31, 1998, 1.6% at December 31, 1997, and 1.7% at December 31, 1996. Humboldt Bancorp has recently centralized its consumer loan process, and plans to continue to expand this type of loan within its market area.

     Loan Servicing

     Humboldt Bank sells the majority of the mortgages and some of the Small Business Administration loans it originates to institutional investors. However, it retains the servicing on these loans in order to generate ongoing revenues. Humboldt Bank's servicing portfolio in which it has sold ownership but retains the servicing was $158.0 million and $144.5 million at September 30, 1999, and December 31, 1998, respectively.

     Loan servicing includes (i) collecting and remitting loan payments, (ii) accounting for principal and interest, (iii) holding escrow and impound funds for payment of taxes and insurance, (iv) making inspections as required of the mortgage premises, (v) collecting amounts from delinquent mortgages, (vi) supervising foreclosures in the event of unremedied defaults, and (vii) generally administering the loans for investors to whom they have been sold.

     Humboldt Bank's fees for servicing mortgage loans range generally from .250% to .375% per annum on the declining principal balances of the loans. The average service fee collected by Humboldt Bank was .250% for the nine months ended September 30, 1999, and .250% for the year ended December 31, 1998. Servicing fees are collected and retained by Humboldt Bank out of monthly mortgage payments. Humboldt Bank's servicing portfolio can be reduced by normal amortization and prepayment or liquidation of outstanding loans. Approximately 90% of the loans serviced by Humboldt Bank have outstanding balances of greater than $100,000, and approximately 10% are adjustable rate mortgages.

     Humboldt Bank accounts for revenue from the sale of loans where servicing is retained in conformity with the requirements of Statements of Financial Accounting Standards No. 65 and the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 88-11. Gains and losses are recognized at the time of sale by comparing sales price with carrying value. A premium results when the interest rate on the loan, adjusted for a normal service fee, exceeds the pass-through yield to the buyer.

     In general, the value of Humboldt Bank's loan servicing portfolio may be adversely affected as mortgage interest rates decline and loan prepayments increase. This would also decrease income generated from Humboldt Bank's loan servicing portfolio. This negative effect on Humboldt Bank's income attributable to existing servicing may be offset somewhat by a rise in origination and servicing income attributable to new loan originations, which historically have increased in periods of low mortgage interest rates.

     The following table sets forth the dollar amount of Humboldt Bank's mortgage loan servicing portfolio. Although Humboldt Bank intends to continue to increase its servicing portfolio, increases will depend on market conditions and the availability of capital.

                                                            DECEMBER 31,     SEPTEMBER 30,
                                                                1998              1999
                                                           --------------    --------------
Mortgage Loan Servicing Portfolio:
  Loans originated by Humboldt Bank and sold.............  $142.1 Million    $158.0 Million
  Loans originated by Humboldt Bank but awaiting
     funding.............................................  $  7.7 Million    $   .7 Million

     Humboldt Bank also services a portfolio of SBA loans which is anticipated to increase during 1999. As of September 30, 1999, SBA Loans originated and serviced by Humboldt Bank were $2.9 million, and as of December 31, 1998, were $2.4 million.

     For the most part, the Small Business Administration loans are tied to the prime rate and as a result there are no early payoffs as a result of declining rates such as with real estate loans.

     Maturities of Loans and Leases. The following table shows the maturity distribution of Humboldt Bancorp's loan portfolio with principal balances of loans indicated by both fixed and floating rate categories.

                                      AS OF DECEMBER 31, 1998                                AS OF SEPTEMBER 30, 1999
                       -----------------------------------------------------   -----------------------------------------------------
                       DUE IN ONE   DUE AFTER ONE                              DUE IN ONE   DUE AFTER ONE
                        YEAR OR     YEAR THROUGH    DUE AFTER                   YEAR OR     YEAR THROUGH    DUE AFTER
                          LESS       FIVE YEARS     FIVE YEARS   TOTAL LOANS      LESS       FIVE YEARS     FIVE YEARS   TOTAL LOANS
                       ----------   -------------   ----------   -----------   ----------   -------------   ----------   -----------
                                                                  (DOLLARS IN THOUSANDS)
Fixed rate...........   $14,114        $34,153       $31,795      $ 80,062      $11,261        $32,472       $34,420      $ 78,153
Variable rate........    81,327         26,388         2,040       109,755       86,844         37,180         5,015       129,039
                        -------        -------       -------      --------      -------        -------       -------      --------
  Total loans........   $95,441        $60,541       $33,835      $189,817      $98,105        $69,652       $39,435      $207,192
                        =======        =======       =======      ========      =======        =======       =======      ========

     Humboldt Bancorp's renewal policy is that all maturing loans are reviewed on a case-by-case basis, new financial statements are requested from the borrower and an in-depth credit analysis is performed after which the loan may be extended, renewed, restructured or demand made for payment in full depending upon the circumstances.

Loan Losses and Recoveries

     Humboldt Bancorp maintains a reserve for loan and lease losses at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated. Humboldt Bancorp's reserve for loan and lease losses was $3.2 million and $2.8 million at September 30, 1999 and 1998, respectively. Humboldt Bancorp's reserve for loan and lease losses was $3.1, $2.4, $2.1, $1.9, and $1.3 million at December 31, 1998, 1997, 1996, 1995 and 1994, respectively.

     The Issuing Bankcard (Credit Card) Department's reserve also constitutes a portion of Humboldt Bancorp's reserves. The Issuing Bankcard (Credit Card) Department was established in 1996. The Issuing Bankcard (Credit Card) Department's reserve at September 30, 1999 was $200,000 or 6.3% of total reserves, and at September 30, 1998 was $300,000 or 10.7%, of total reserves. The Issuing Bankcard (Credit Card) Department's reserve at December 31, 1996 was $100,000 or 4.8%, at December 31, 1997 was $300,000 or 12.5%, and at December
31, 1998 was $300,000 or 9.7%, of total reserves. The increase in Issuing Bankcard (Credit Card) Department's reserves from 1996 to 1998 both as to amount and as a percentage of total reserves is attributable to the Issuing Bankcard (Credit Card) Department's increase in the number of credit card accounts. Since early 1997, Humboldt Bank has focused on its customer base for issuing Humboldt Bank credit cards. Accordingly, reserves for the Issuing Bankcard (Credit Card) Department at September 30, 1999 have decreased from reserves at September 30, 1998 and December 31, 1998.

     The Merchant Bankcard's Department's reserves are separately accounted for as a liability of Humboldt Bank on its financial statement since there are no loans associated with such reserves. See "-- Provision for Loan and Lease Losses," and "Business of Humboldt Bancorp -- Merchant Bankcard."

     The adequacy of the reserve for loan losses is measured in the context of several key ratios and factors discussed below. The reserve is increased by a charge to operating expenses and is reduced by net charge-offs which are loans actually removed from the consolidated balance sheet after netting out recoveries on previously charged-off assets. Humboldt Bancorp's policy is to charge-off loans when, in management's opinion, the loan or a portion thereof is deemed uncollectible, although concerted efforts are made to maximize recovery. Humboldt Bancorp's historical net loan losses or recoveries stem from Humboldt Bancorp's underwriting and collection practices, and the quality of the loan portfolio.

     During the first nine months of 1999, loan charge-offs net of recoveries were $513,000, compared to $1,133,000 during the nine months ended September 30, 1998, a 54.7% decrease in loan charge-offs net of recoveries. This decrease is directly related to the planned reduction in credit card receivables through the sale of certain credit card portfolios and the cessation of new credit card issuing programs. Charge-offs recorded for the nine months ended September 30, 1999 were consistent with Humboldt Bancorp's historical experience in view of the growth in its loan portfolio. Management expects its current loan underwriting, oversight and collection policies to promote high quality loans and limit loan losses. These policies include aggressive action to limit credit losses by lowering lending authorities, when and if appropriate. As part of these policies, Humboldt Bancorp has hired additional staff to support credit administration functions. Therefore, management believes its charge-off and recovery experience for the year 2000 will be comparable to that of prior years.

     For the years ending December 31, 1998, 1997, 1996, 1995 and 1994, loan charge-offs net of recoveries were $1.4 million, $548,000, $255,000, $255,000 and $310,000, respectively. These amounts represented 0.8%, 0.4%, 0.2%, 0.3%, and 0.3%, respectively, of average loans outstanding. The increase from 1997 to 1998 is attributable to credit cards, lease and real estate. The increase from 1996 to 1997 is attributable to credit cards.

     The following table summarizes the changes in the reserve for loan and lease losses for the periods shown:

                                                                                                    NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                             ---------------------------------------------------   -------------------
                                              1994       1995       1996       1997       1998       1998       1999
                                             -------   --------   --------   --------   --------   --------   --------
                                                                      (DOLLARS IN THOUSANDS)
Reserve for loan and lease losses balance,
  beginning of period......................  $   858   $  1,331   $  1,868   $  2,146   $  2,371   $  2,371   $  3,055
                                             -------   --------   --------   --------   --------   --------   --------
Loans and leases charged off:
  Real estate..............................       --         --        (46)        --       (141)      (130)       (67)
  Commercial...............................       --        (11)      (122)      (193)      (191)      (161)      (216)
  Consumer.................................      (20)       (23)       (29)       (11)       (25)        (8)       (29)
  Lease financing..........................     (363)      (254)      (132)      (124)      (316)      (211)      (108)
  Credit card and related accounts.........       --         --         --       (475)      (956)      (768)      (402)
  Other....................................       --        (30)       (45)        (7)        (5)        --         --
                                             -------   --------   --------   --------   --------   --------   --------
    Total loans and leases charged off.....     (383)      (318)      (374)      (810)    (1,634)    (1,278)      (822)
Recoveries:
  Real estate..............................       --         --         --         --         --         --         98
  Commercial...............................        7          9         78        129         54         54          7
  Consumer.................................        4          4          5          9          8          6          5
  Lease financing..........................       62         49         34         34         24         12          9
  Credit card and related accounts.........       --         --         --         87        105         73        190
  Other....................................       --          1          2          3          3         --         --
                                             -------   --------   --------   --------   --------   --------   --------
    Total recoveries.......................       73         63        119        262        194        145        309
                                             -------   --------   --------   --------   --------   --------   --------
Net (charge-offs) recoveries...............     (310)      (255)      (255)      (548)    (1,440)    (1,133)      (513)
Provision charged to operations............      783        792        533        773      2,124      1,541        697
                                             -------   --------   --------   --------   --------   --------   --------
Reserve for loan and lease losses balance,
  end of period............................  $ 1,331   $  1,868   $  2,146   $  2,371   $  3,055   $  2,779   $  3,239
                                             =======   ========   ========   ========   ========   ========   ========
Loans and leases outstanding at end of
  period, net of unearned interest
  income...................................  $93,793   $116,985   $144,970   $159,883   $189,093   $183,625   $206,337
                                             =======   ========   ========   ========   ========   ========   ========
Average loans and leases outstanding for
  the period...............................  $89,977   $102,931   $134,617   $151,695   $175,173   $171,067   $197,779
                                             =======   ========   ========   ========   ========   ========   ========
Ratio of net loans and leases charged off
  (recovered) to average loans and leases
  outstanding..............................     0.34%      0.25%      0.19%      0.36%      0.82%      0.89%      0.35%
Ratio of reserve for loan and lease losses
  to loans and leases at end of period.....     1.42%      1.60%      1.48%      1.48%      1.62%      1.51%      1.57%

     The adequacy of the reserve for loan losses is measured in the context of several key ratios and factors including: (1) the ratio of the reserve to total outstanding loans; (2) the ratio of total nonperforming loans to total loans; and, (3) the ratio of net charge-offs (recoveries) to average loans outstanding. Additional factors considered in establishing an appropriate reserve include a careful assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; comprehensive analysis of the levels and trends of loan categories; and a review of delinquent and classified loans. Management's evaluation is based on a system whereby each loan is "graded" at the time of origination, extension or renewal. Each grade is assessed a risk factor, which is calculated to assess the adequacy of the allowance for loan losses. Further, management considers other factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, trends in the level of delinquent and classified loans, specific problem loans and commitments, and current and anticipated economic conditions.

     Since 1994, Humboldt Bancorp's ratio of the reserve for loan losses to total loans has ranged from 1.4% to 1.6%. The amounts provided by these ratios have been sufficient to fund Humboldt

Bancorp's charge-offs, which have not been historically significant, and to provide for potential losses as the loan portfolio has grown. From 1994 through September 30, 1999, nonperforming loans to total loans have ranged from a low of 0.3% to a high of 1.1%. For the five years ended December 31, 1998, net charge-offs ranged from .2% to .8% of average loans.

     On a monthly basis, management considers the factors that follow in establishing Humboldt Bancorp's Allowance for Loan and Lease Losses (ALLL). The results are reported to the board of directors on a quarterly basis.

     - Management considers whether there have been any significant changes in Humboldt Bancorp's policies and procedures, including underwriting standards and collections, charge-offs, and recovery practices.

     - Management keeps abreast of the local economic and business conditions through the board of directors and various organizations.

     - Management considers any major changes regarding the lending officers and staff.

     - Humboldt Bancorp obtains quarterly outside credit reviews for loan write-ups and grade changes.

     - The Loan Review/Compliance Department reviews a sampling of loans not covered by the quarterly outside review and reports to the Chief Credit Officer on a monthly basis.

     - Management prepares concentration reports in which loans are segregated to better manage the portfolios.

     - On a limited basis, Humboldt Bancorp will extend the maturity of a loan if it is awaiting current customer financial statements or for valid reasons. Renewals and extensions are not granted for the sole purpose of keeping a loan current.

     - On a regular basis, management compares Humboldt Bancorp loan portfolios to its peer group in various categories.

Non-Performing Assets

     Humboldt Bancorp's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. Loans that are delinquent 90 days or more, unless well secured and in the process of collection, are placed on nonaccrual status on a cash basis and previously accrued but uncollected interest is reversed against income. Thereafter, income is recognized only as it is collected in cash. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees and the state of the local economy.

     The following table provides information with respect to all non-performing assets.

                                                        AS OF DECEMBER 31,                      AS OF
                                          -----------------------------------------------   SEPTEMBER 30,
                                           1994      1995      1996      1997      1998         1999
                                          -------   -------   -------   -------   -------   -------------
                                                              (DOLLARS IN THOUSANDS)
Loans on nonaccrual status..............  $    74   $   619   $   218   $   838   $   311      $   955
Loans -- leases past due -- greater than
  90 days...............................      363       261       159       843       241          161
Restructured loans......................       73        75        --        23        --           --
                                          -------   -------   -------   -------   -------      -------
  Total nonperforming loans.............      510       955       377     1,704       552        1,116
Other real estate owned.................       --        --       233       148       175           --
                                          -------   -------   -------   -------   -------      -------
  Total nonperforming assets............  $   510   $   955   $   610   $ 1,852   $   727      $ 1,116
                                          =======   =======   =======   =======   =======      =======
Allowance for loan losses...............  $ 1,331   $ 1,868   $ 2,146   $ 2,371   $ 3,055      $ 3,239
Ratio of total nonperforming assets to
  total assets..........................     0.33%     0.49%     0.28%     0.65%     0.23%        0.27%
Ratio of total nonperforming loans to
  total loans...........................     0.54%     0.81%     0.26%     1.06%     0.29%        0.54%
Ratio of allowance for loan losses to
  total non-performing assets...........   260.98%   195.60%   351.80%   128.02%   420.22%      290.23%

     The increase in non-performing assets at September 30, 1999, compared to December 31, 1998, is primarily due to an increase in loans on non-accrual status and restructured loans offset by a decrease in loans and leases past due 90 days or more.

     The decrease in non-performing assets at December 31, 1998, compared to December 31, 1997, is primarily due to decreases in loans on non-accrual status, restructured loans and in loans and leases past due 90 days or more offset by a small increase in other real estate owned.

     The increase in non-performing assets at December 31, 1997, compared to December 31, 1996, is primarily due to increases in loans on non-accrual status, restructured loans and in loans and leases past due 90 days or more offset by an increase in other real estate owned.

     The table below shows the gross interest income that would have been recorded at September 30, 1999, and December 31, 1998, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if new for part of the period; and the amount of interest that was included in net income for the period. There were no restructured loans 90 days past due at December 31, 1998, or at September 30, 1999.

                                                      YEAR ENDED          NINE MONTHS ENDED
                                                   DECEMBER 31, 1998     SEPTEMBER 30, 1999
                                                  -------------------    -------------------
                                                   GROSS     INTEREST     GROSS     INTEREST
                                                  INCOME      EARNED     INCOME      EARNED
                                                  -------    --------    -------    --------
Non-accrual loans...............................  $56,269    $19,789     $42,458     $8,026
Other real estate owned.........................  $15,300    $    --     $ 8,641     $   --

Potential Problem Loans

     At September 30, 1999 and December 31, 1998, there were no loans or other interest bearing assets classified for regulatory purposes as loss, doubtful, substandard or special mention that (i) represent or resulted from trends or uncertainties which management anticipates could have a material impact on future operating results, liquidity or capital resources, or (ii) represented material credits or assets about which management had information that would cause serious doubt as to the ability of the borrower to comply with the repayment terms.

Deposits

     The following table sets forth the average balances of Humboldt Bancorp's interest-bearing deposits, interest expense, and average rates paid for the periods indicated:

                                YEAR ENDED DECEMBER 31, 1997               YEAR ENDED DECEMBER 31, 1998
                          ----------------------------------------   ----------------------------------------
                                     AVERAGE    INTEREST   AVERAGE              AVERAGE    INTEREST   AVERAGE
                           ACTUAL    BALANCE    EXPENSE     RATE      ACTUAL    BALANCE    EXPENSE     RATE
                          --------   --------   --------   -------   --------   --------   --------   -------
                                                        (DOLLARS IN THOUSANDS)
Non-interest-bearing
 deposits...............  $ 70,767   $ 59,050    $   --       --%    $ 96,884   $ 83,965    $   --     0.00%
Interest-bearing
 accounts:
 Interest-bearing
   checking.............    52,003     46,177     1,157     2.51       49,615     51,609     1,061     2.06
 Savings................    21,952     19,976       359     1.80       21,635     20,985       378     1.80
 Time deposits..........   110,464    100,072     5,457     5.45      115,833    114,633     6,126     5.34
                          --------   --------    ------     ----     --------   --------    ------     ----
   Total
     interest-bearing
     accounts...........   184,419    166,225     6,973     4.19      187,083    187,227     7,565     4.04
                          --------   --------    ------     ----     --------   --------    ------     ----
   Total deposits.......  $255,186   $225,275    $6,973     3.10%    $283,967   $271,192    $7,565     2.79%
                          ========   ========    ======     ====     ========   ========    ======     ====

                                     NINE MONTHS ENDED
                                     SEPTEMBER 30, 1999
                          ----------------------------------------
                                     AVERAGE    INTEREST   AVERAGE
                           ACTUAL    BALANCE    EXPENSE     RATE
                          --------   --------   --------   -------
                                   (DOLLARS IN THOUSANDS)
Non-interest-bearing
 deposits...............  $118,267   $103,433    $   --       --%
Interest-bearing
 accounts:
 Interest-bearing
   checking.............    58,822     53,563       663     1.65
 Savings................    33,256     21,983       292     1.78
 Time deposits..........   165,470    123,112     4,445     4.83
                          --------   --------    ------     ----
   Total
     interest-bearing
     accounts...........   257,548    198,658     5,400     3.63
                          --------   --------    ------     ----
   Total deposits.......  $375,815   $302,091    $5,400     2.39%
                          ========   ========    ======     ====

     Total deposits increased from the year ended December 31, 1998, to the nine months ended September 30, 1999, by $91.8 million, or 32.3%. The primary reason for this increase is the purchase of two CalFed branches, with deposits totaling $72.2 million. Management attributes the remaining increase to Humboldt Bancorp's ongoing marketing efforts. Changes occurred in the four deposit categories: non-interest-bearing deposits increased by 22.1%, interest-bearing demand deposits increased by 18.5%, savings accounts increased by 54.2%, and time deposits increased by 42.9%.

     At December 31, 1998, total deposits were $284.0 million, an increase of $28.8 million or 11.3% from total deposits of $255.2 million at December 31, 1997. Total deposits were $255.2 million, an increase of $62.6 million or 32.5% from total deposits of $192.6 million at December 31, 1996. Deposit growth in 1998 was due primarily to internal growth and not as a result of acquisitions. The growth in 1997 was the result of both internal growth and the acquisition of the Garberville office.

     Non-interest-bearing demand deposits continued to be a significant portion of Humboldt Bancorp's deposit base. To the extent Humboldt Bancorp can fund operations with these deposits, net interest spread, which is the difference between interest income and interest expense, will improve. At September 30, 1999, non-interest bearing demand deposits accounted for 31.5% of total deposits, down slightly from 34.1% as of December 31, 1998. In general, the growth in non-interest-bearing demand accounts has been primarily from acquisitions and our Merchant Bankcard operations. Merchant reserves are a source of funds and are held in the event the merchant's customer returns a purchased item and is charged-back with the return. See "Business of Humboldt Bancorp -- Merchant Bankcard."

     Interest-bearing deposits consist of money market, savings, and time certificate accounts. Interest-bearing account balances tend to grow or decline as Humboldt Bancorp adjusts its pricing and product strategies based on market conditions, including competing deposit products. At September 30, 1999, total interest-bearing deposit accounts were $257.5 million, an increase of $70.4 million, or 37.6%, from December 31, 1998. Interest-bearing demand accounts increased $2.7 million, or 1.5%, from December 31, 1997 to 1998, and $42.3 million, or 29.7%, from 1996 to 1997.

     At September 30, 1999, time certificates of deposits in excess of $100,000 totaled $57.7 million, or 15.4% of total outstanding deposits, compared to $
46.4 million, or 16.3%, of total outstanding deposits at December 31, 1998, $40.6 million, or 15.9%, of total outstanding deposits at December 31, 1997, and $26.4 million, or 13.7%, of total outstanding deposits at December 31, 1996. Humboldt Bancorp has never had brokered deposits and does not intend to seek these deposits. All public-entity time certificates of deposit are from local government agencies located in Humboldt and Trinity Counties.

     The majority of certificates of deposit in denominations of $100,000 or more in the past have tended to mature in less than one year, however, management can give no assurance that this trend will continue in the future.

     The following table sets forth, by time remaining to maturity, all time certificates of deposit accounts outstanding at September 30, 1999.

                                                              AS OF
                                                          SEPTEMBER 30,
                                                               1999
                                                      ----------------------
                                                      (DOLLARS IN THOUSANDS)
Three months or less................................         $ 57,469
Over three through twelve months....................           81,392
Over one year to three years........................           24,803
Over three years....................................            1,806
                                                             --------
  Total.............................................         $165,470
                                                             ========

Short-Term Borrowings

     The following table sets forth certain information with respect to Humboldt Bancorp's short-term borrowings as of December 31, 1996, 1997, and 1998, and September 30, 1999.

                                                            AS OF
                                                        DECEMBER 31,               AS OF
                                                  -------------------------    SEPTEMBER 30,
                                                  1996      1997      1998         1999
                                                  -----    ------    ------    -------------
                                                            (DOLLARS IN THOUSANDS)
Amount outstanding at end of period.............  $ 775    $1,761    $3,402       $4,638
Weighted average interest rate at end of
  period........................................   6.19%     6.18%     6.13%        6.80%
Maximum amount outstanding at any month-end and
  during the year...............................  $ 786    $1,774    $3,457       $4,688
Average amount outstanding during the period....  $ 784    $  845    $3,003       $4,487
Average weighted interest rate during the
  period........................................   6.19%     6.19%     6.15%        7.00%

Shareholders' Equity

     Shareholders' equity increased $5.0 million during the first nine months of 1999. Shareholders' equity at September 30, 1999, was $32.8 million compared to $27.8 million at December 31, 1998. This is an increase of $4.2 million or 17.8% compared with $23.6 million at December 31, 1997, which was an increase of $4.0 million or 20.4% compared with the $19.6 million at December 31, 1996.

     The increase in the nine months ended September 30, 1999 reflects net income and comprehensive income of $2.8 million, $300,000 in exercised stock options, and $1.9 million in stock purchases.

Asset-Liability Management and Interest Rate Sensitivity

     The operating income and net income of Humboldt Bancorp depend to a substantial extent on "rate differentials," i.e., the difference between the income Humboldt Bancorp receives from loans, securities and other earning assets, and the interest expense it pays on deposits and other liabilities. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. Humboldt Bancorp's interest and pricing strategies are driven by its asset-liability management analysis and by local market conditions.

     Humboldt Bancorp seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage its interest rate risk. Humboldt Bancorp further strives to serve its communities and customers through deployment of its resources on a corporate-wide basis so that qualified loan demands may be funded wherever necessary in its branch banking system. Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities.

     The interest rate sensitivity of Humboldt Bancorp is measured over time and is based on Humboldt Bancorp's ability to reprice its assets and liabilities. The opportunity to reprice assets in the same dollar amounts and at the same time as liabilities would minimize interest rate risk in any interest rate environment. The difference between the amount of assets and liabilities repriced at the same time is referred to as the "gap." This gap represents the risk, or opportunity, in repricing. In general, if more assets than liabilities are repriced at a given time in a rising rate environment, net interest income would improve, and in a declining rate environment, net interest income would deteriorate. If more liabilities than assets were repriced under the same conditions, the opposite results would prevail. Humboldt Bancorp is asset sensitive and its near term performance could be enhanced by rising rates and negatively affected by falling rates due mainly to the significant amount of earning assets tied to prime.

     Interest Rate Risk. The table below shows the potential change in NIM (before taxes) if rates change as of September 30, 1999. NIM is the "net interest margin" which is the spread or difference between interest-earning assets and interest-paying liabilities. Humboldt Bancorp's NIM tends to increase if rates rise, and tends to decline if rates fall. The cause of this exposure is due to Humboldt Bancorp's concentration of short-term and rate sensitive loans as of September 30, 1999.

     Economic Risk. Humboldt Bancorp also measures the potential change in the net present value of Humboldt Bancorp's net existing assets and liabilities if rates change (the "economic value of equity" or "EVE"). The table below also shows the EVE. The EVE is determined by valuing Humboldt Bancorp assets and liabilities as of September 30, 1999, using a present value cash flow calculation as if Humboldt Bancorp is liquidated. The EVE declines when rates increase because there are more fixed rate assets than liabilities. However, Humboldt Bancorp's NIM earnings would also increase as rates increased (from the interest rate risk) and this benefit would offset the decline in EVE.

                                                        % CHANGE IN NIM
                                     CHANGE IN NIM             TO
                                     (IN THOUSANDS     SHAREHOLDER EQUITY
     CHANGE IN INTEREST RATES           PRE-TAX)           (PRE-TAX)         % OF EVE
     ------------------------        --------------    ------------------    --------
+2%................................      $ 660                 2.3%             (9)%
+1%................................      $ 346                 1.2%             (5)%
-1%................................      $(375)               (1.3)%             5%
-2%................................      $(783)               (2.7)%             9%

     The following table sets forth the repricing opportunities for the assets and liabilities of Humboldt Bancorp at September 30, 1999. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

                                                                 REPRICING IN
                                      ------------------------------------------------------------------
                                        LESS      THREE       ONE                  FIVE YEARS
                                        THAN     THROUGH    THROUGH     THREE       THROUGH       OVER       NON-
                                       THREE      TWELVE     THREE     THROUGH      FIFTEEN     FIFTEEN    INTEREST
                                       MONTHS     MONTHS     YEARS    FIVE YEARS     YEARS       YEARS     BEARING     TOTAL
                                      --------   --------   -------   ----------   ----------   --------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)
Assets:
  Net Loans.........................  $ 81,522   $ 15,642   $27,358    $42,292      $25,211     $ 14,312   $     --   $206,337
  Investment Securities.............     1,630     14,287    51,513     13,083       20,065        4,645         --    105,223
  Federal Funds Sold................    56,145         --        --         --           --           --         --     56,145
  FHLB Stock........................        --         --        --         --           --           --        987        987
  Interest-bearing deposits with
    banks...........................        20         --        --         --           --           --         --         20
  Non-interest earning assets.......        --         --        --         --           --           --     50,455     50,455
                                      --------   --------   -------    -------      -------     --------   --------   --------
    Total Assets....................  $139,317   $ 29,929   $78,871    $55,375      $45,276     $ 18,957   $ 51,442   $419,167
                                      ========   ========   =======    =======      =======     ========   ========   ========
Liabilities:
  Non-interest-bearing deposits.....  $     --   $     --   $    --    $    --      $    --     $     --   $118,267   $118,267
  Interest-bearing deposits.........   149,547     81,392    24,803      1,806           --           --         --    257,548
  Borrowings........................        22         69     1,502      3,045           --           --         --      4,638
  Other liabilities.................        --         --        --         --           --           --      5,898      5,898
Stockholders' equity................        --         --        --         --           --           --     32,816     32,816
                                      --------   --------   -------    -------      -------     --------   --------   --------
    Total liabilities and
      stockholders' equity..........  $149,569   $ 81,461   $26,305    $ 4,851      $    --     $     --   $156,981   $419,167
                                      ========   ========   =======    =======      =======     ========   ========   ========
Interest rate sensitivity gap.......  $(10,252)  $(51,532)  $52,566    $50,524      $45,276     $ 18,957
Cumulative interest rate sensitivity
  gap...............................  $(10,252)  $(61,784)  $(9,218)   $41,306      $86,582     $105,539

     The net cumulative Gap position is slightly negative in three years or less since more liabilities than assets appear to reprice during that time frame. However, this exposure to increasing rates is mitigated by deposit rates which are not expected to reprice rapidly in an increasing rate environment and a higher than normal level of short-term cash (not included in rate sensitive assets). Historically, Humboldt Bancorp's asset rates change more quickly than deposit rates, and management feels Humboldt Bancorp's asset yields will change more than cost of funds when rates change.

     Although the cumulative Gap position appears slightly negative as of September 30, 1999, management believes that Humboldt Bancorp is somewhat asset sensitive and has relatively low interest rate risk. The net interest margin should increase slightly when rates increase, and shrink somewhat when rates fall. This interest rate risk is driven by concentration of rate sensitive variable rate and short-term commercial loans, one of Humboldt Bancorp's major business lines. Humboldt Bancorp does have a significant amount of fixed rate loans to offset the impact from repricing of short-term loans. However, there can be no assurance that fluctuations in interest rates will not have a material adverse impact on Humboldt Bancorp.

Liquidity

     Humboldt Bancorp's liquidity is primarily a reflection of Humboldt Bancorp's ability to acquire funds to meet loan demand and deposit withdrawals and to service other liabilities as they come due. Humboldt Bancorp has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet those needs. Generally, Humboldt Bancorp's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale. To augment liquidity, Humboldt Bancorp has a Federal Funds borrowing arrangement with two correspondent banks totaling $10.5 million.

     Additionally, Humboldt Bancorp is a member of the Federal Home Loan Bank and through membership has the ability to pledge qualifying collateral for short term (up to six months) and long-term (up to five years) borrowings. Management may use this facility to fund loan advances by pledging single-family residential mortgages and/or commercial real estate loans as qualifying collateral.

     The following table sets forth certain information with respect to Humboldt Bancorp's liquidity as of December 31, 1996, 1997 and 1998, and September 30, 1999.

                                                  YEAR ENDED
                                                 DECEMBER 31,             NINE MONTHS ENDED
                                        ------------------------------      SEPTEMBER 30,
                                         1996        1997       1998            1999
                                        -------    --------    -------    -----------------
                                                      (DOLLARS IN THOUSANDS)
Cash and due from banks...............  $10,247    $ 21,442    $28,626        $ 25,401
Federal funds sold....................    6,570       3,520      2,250          56,145
Interest earning deposits.............       20       3,020      3,020              20
Unpledged securities..................   39,933      80,180     57,994          78,403
                                        -------    --------    -------        --------
       Total liquid assets............  $56,770    $108,162    $91,890        $159,969
                                        =======    ========    =======        ========
Liquid ratios(1)
  Liquid assets to:
     Ending assets....................     26.4%       38.1%      28.7%           38.2%
     Ending deposits(2)...............     29.5%       42.4%      32.4%           42.6%

-------------------------
(1) Liquid assets include cash and due from banks, federal funds sold, interest-bearing deposits and market value of available-for-sale securities less book value of pledged securities.

(2) Less pledged public deposits.

     The liquidity ratios reflect merchant reserves held primarily in non-interest bearing accounts to fund charge-backs to Humboldt Bank's Merchant Bankcard Department's merchants and the pledging of investments for selected deposits and current VISA and MasterCard pledging requirements.

     The increase in liquidity at September 30, 1999, compared to December 31, 1998, is mainly attributable to deposits acquired from the CalFed branch purchase acquisitions. The decrease in liquidity at December 31, 1998, compared to December 31, 1997, is mainly attributable to the pledging of investments for Visa and MasterCard pledging requirements. The increase in liquidity at December 31, 1997, compared to December 31, 1996, is attributable to a substantial increase in deposits.

     The analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows for the first nine months of 1999. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $3.2 million, which is adjusted for noncash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities, and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts.

     Part of Humboldt Bancorp's normal lending activity involves making commitments to extend credit. One risk associated with the loan commitments is the demand on Humboldt Bancorp's liquidity that would result if a significant portion of the commitments were unexpectedly funded at one time. Humboldt Bancorp assesses the likelihood of projected funding requirements by reviewing historical patterns, current and forecasted economic conditions and individual client funding needs. At September 30, 1999, Humboldt Bancorp had $65.4 million in undisbursed commitments compared to $59.7 million at December 31, 1998, $47.2 million at December 31, 1997, and $38.5 million at December 31, 1996. Further, management maintains unpledged U.S. Government securities that are available to secure additional borrowings in the form of reverse repurchase agreements. At September 30, 1999, no U.S. Government Treasuries or Agencies at market value were available for reverse repurchase agreements. However, Humboldt Bancorp had U.S. Government Agency CMO's at market value of approximately $57.8 million which were unpledged. Management believes that this provides Humboldt Bancorp with the necessary liquid assets to satisfy funding requirements in the unlikely event of substantially higher than projected customer funding requirements.

Humboldt Bank Plaza

     On June 30, 1998, Humboldt Bank purchased from an unaffiliated party approximately 29 acres of property located at 2500 Fifth Street, Eureka, CA 95501. The property was purchased as a site for the future Humboldt Bank Plaza at a cost of approximately $2.9 million. At December 31, 1999, the property contained a building and a trailer park. The trailer park holds a lease which expires December 31, 2000, and which obligates it to pay monthly rent of $166.66, plus 12.5% of its gross rental income and 0.5% of its additional revenues.

     Humboldt Bank is working with an architect and a construction company on plans to renovate the building and the parking lot so that all of Humboldt Bancorp's and Humboldt Bank's administrative offices and departments will be located at the facility. Further, 20,090 square feet of the Plaza will be leased to the District Attorney's Family Support Division, a Humboldt County agency. During the initial year of the lease to the agency, monthly lease income will be $27,121.

     Humboldt Bancorp is internally financing the cost of the acquisition and the renovation. Although the final budget has not been completed or approved, the estimated cost to renovate the building to house the administrative offices and departments is between $3.3 million and $3.9 million. Humboldt Bancorp believes it will save approximately $135,000 per year in lease expenses and become more efficient by housing all administrative offices in one building. In addition, Humboldt Bancorp expects to sell its current property at 6th & G Streets, Eureka, California.

Financial Condition

                                                                   INCREASE (DECREASE)     NINE MONTHS     INCREASE
                                    YEAR ENDED DECEMBER 31,       ---------------------       ENDED       (DECREASE)
                                 ------------------------------   1997 OVER   1998 OVER   SEPTEMBER 30,   12/31/98 -
                                   1996       1997       1998       1996        1997          1999          9/30/99
                                 --------   --------   --------   ---------   ---------   -------------   -----------
                                                                (DOLLARS IN THOUSANDS)
Assets.........................  $214,738   $284,087   $319,975    $69,349     $35,888      $419,167        $99,192
Liabilities....................  $195,138   $260,533   $292,127    $65,395     $31,594      $386,351        $94,224
Shareholders' Equity...........  $ 19,600   $ 23,554   $ 27,848    $ 3,954     $ 4,294      $ 32,816        $ 4,968

Capital Resources

     The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk.

     The following reflects Humboldt Bancorp's various capital ratios at September 30, 1999, and December 31, 1998, as compared to regulatory minimums:

                                                                     MINIMUM      MINIMUM WELL
                                  DECEMBER 31,    SEPTEMBER 30,      CAPITAL      CAPITALIZED
                                      1998            1999         REQUIREMENT    REQUIREMENT
                                  ------------    -------------    -----------    ------------
Tier I capital..................     11.75%          11.11%           4.0%            6.0%
Total risk-based capital........     13.00%          12.33%           8.0%           10.0%
Leverage ratio..................      8.12%           8.17%           4.0%            5.0%

     No regulatory agency has advised Humboldt Bancorp that it is deficient with respect to the Tier 1 leverage-ratio. Management is unaware of any current recommendations by regulatory authorities, which if implemented, would have a material adverse impact on future operating results, liquidity or capital resources.

Effects of Inflation

     Assets and liabilities of financial institutions are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have a potentially significant effect on Humboldt Bancorp's net interest income. Humboldt Bancorp attempts to limit inflation's impact of rates and net income margins through a continuing asset/liability management program.

Year 2000 Issue

     The Year 2000 problem arises when computer programs have been written having two digits rather than four to define the applicable year. As a result, date-sensitive software and/or hardware may recognize a date having 00 as the year 1900 rather than the year 2000. This could result in a system failure or other disruption of operations and impede normal business activities.

     The total cost associated with required modifications to become Year 2000 compliant is not expected to be material to Humboldt Bancorp's financial position. The estimated total cost of the Year 2000 project is approximately $500,000. A minimal amount, other than time of the committee members, has been expended on the Year 2000 project as of September 1999. Humboldt Bancorp is also expensing and reserving $10,000 a month for possible loan losses caused by Year 2000 problems. This reserve was approximately $220,000 at December 31, 1999.

     We have completed all phases of our Year 2000 compliance project and as of the date of this prospectus, we have not encountered any material Year 2000 problems.

Impact of Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard is effective for 2000 and is not expected to have a material impact on the financial statements of Humboldt Bancorp.

     In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." SFAS No. 134 amends SFAS No. 65, "Accounting for Certain Mortgage Banking

Activities," which establishes accounting and reporting standards for selected activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar. SFAS No. 134 requires that after the securitization of mortgage loans held for sale, the resulting mortgage-backed securities and other retained interests should be classified in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," based on its ability and intent to sell or hold these investments. This new standard is effective for 1999 and is not expected to have a material impact on the financial statements of Humboldt Bancorp.

                          BUSINESS OF HUMBOLDT BANCORP

Introduction

     Humboldt Bancorp is a multi-bank holding company with two bank subsidiaries, Humboldt Bank and Capitol Valley Bank. In addition, Humboldt Bancorp owns a 50% interest in Bancorp Financial Services, a leasing corporation. Reference to Humboldt Bancorp in this section constitutes reference to Humboldt Bank, and Capitol Valley Bank. Reference to Humboldt Bank is a reference to just Humboldt Bank and reference to Capitol Valley Bank is a reference to just Capitol Valley Bank.

     Humboldt Bancorp was incorporated under the laws of the state of California on January 23, 1995. Humboldt Bancorp initially was organized for the purpose of becoming the holding company for Humboldt Bank. On January 2, 1996, the plan of reorganization was effected and shares of Humboldt Bancorp common stock were issued to the shareholders of Humboldt Bank in exchange for their Humboldt Bank common stock. Humboldt Bank was incorporated as a California state-licensed bank on March 13, 1989, and began its operations in the Eureka/Humboldt area of California on September 13, 1989. Capitol Valley Bank was incorporated as a California state-licensed bank on December 17, 1998, and began its operations in Roseville, California on March 3, 1999.

     In addition to its main branch located in Eureka, California, Humboldt Bank has nine branches located in Humboldt, Trinity and Mendocino counties. Capitol Valley Bank has one main branch office located in Roseville, California, 20 miles from downtown Sacramento. Bancorp Financial Services, a California corporation, is jointly owned by Humboldt Bancorp and Tehama Bancorp and makes automobile loans to consumers and commercial equipment leases of less than $100,000 to small businesses. Bancorp Financial Services markets its automobile products principally in California but its equipment lease products nationally.

     As of September 30, 1999, Humboldt Bancorp had total assets of $419.2 million, total deposits of $375.8 million, and shareholders' equity of $32.8 million. Humboldt Bancorp's net income for the nine months ended September 30, 1999, and the year ended December 31, 1998, was $3.2 million and $4.0 million which was Humboldt Bancorp's ninth consecutive year of increasingly higher net income. For the year ended December 31, 1998, Humboldt Bancorp's return on average assets was 1.2% and return on average equity was 16.0%. Since the year ended December 31, 1994, Humboldt Bancorp has increased annual earnings by an average of 34.3% per year and increased return on average assets from 0.9% in 1994 to 1.2% in 1998. During the same period, Humboldt Bancorp has achieved a return on average equity greater than 14.5% in each year while maintaining high asset quality.

     From its origins as a one-branch bank in Eureka, California, Humboldt Bancorp has grown primarily through acquiring branches, opening new branches, creating Capitol Valley Bank, and expansion of new business lines. Humboldt Bank opened its first office in 1989 in Eureka, California, and acquired its next branch in 1991 in Fortuna, California. Humboldt Bank then acquired five of its branches from U.S. Bank: Arcata and McKinleyville in 1993, and Loleta, Weaverville and Willow

Creek in 1995. In 1997, Humboldt Bancorp acquired its Garberville branch from First Nationwide Bank. On August 27, 1999, Humboldt Bank completed the acquisition of two branches of CalFed located in Eureka and Ukiah. Management believes the branch acquisitions have strengthened Humboldt Bank's market position by increasing our presence in our primary region of Humboldt and Trinity counties. Humboldt Bancorp plans to open a new branch in Eureka in the second quarter of 2000.

     In order to strengthen its market position in Capitol Valley Bank's market area of Roseville, California, in September, 1999, Humboldt Bancorp acquired the stock and services of the key executives of Silverado Merger Corporation, which was Silverado Bank, a bank in organization in Roseville, California. Silverado was in the process of raising the necessary capital to open as a commercial banking institution. In addition, on June 22, 1999, Humboldt Bancorp entered into a merger agreement to acquire Global Bancorp, parent company of Capitol Thrift and Loan, a California industrial loan corporation. Capitol Thrift has 10 branches located through California and focuses primarily on consumer mortgage and commercial real estate lending. The acquisition of Global Bancorp is subject to several conditions, including approval of the merger by the shareholders of Global Bancorp, regulatory approval, and the sale of common stock through this offering.

     Management of Humboldt Bancorp has historically searched for and developed non-traditional business lines for the company. An example of this is Humboldt's Bancorp's 50% joint venture, Bancorp Financial Services, formed in 1996. In addition to making automobile loans and commercial equipment leases, Bancorp Financial Services acquires leases and contracts which are then packaged as asset-backed securities for placement in the public securities market. Another example is Humboldt Bank's merchant bankcard services business line. These services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. This department, including ATM activities, has grown significantly since 1993, and now is staffed by 86 employees and has total revenue of $10.2 million for the nine-month period ended September 30, 1999.

Business Strategy

     Continue to Seek Strategic Acquisitions. We intend to explore the acquisition of other community banks and branches of larger banks in the California market, to develop a banking presence in high-growth areas of Northern California. We believe that the consolidation in the banking industry, along with increased regulatory burdens, and concerns about technology and marketing, could likely lead the owners of community banks to explore the possibility of sale or combination with a broader-based holding company such as Humboldt Bancorp. We intend to operate acquired banks as separate subsidiaries to retain their boards of directors and the goodwill of the communities they serve. In addition, we intend to form community banks in areas of Northern California that may have lost their independent community banks through consolidation, merger, or acquisition. We believe that such opportunities are available and our ability to consummate such acquisitions will be enhanced by completion of this public offering and the creation of a more active public market for Humboldt Bancorp's common stock.

     Increase Efficiency of Operations. Humboldt Bancorp intends to commence an in-depth, company-wide study of methods to reduce costs and increase revenues as soon as feasible after the merger with Global Bancorp. Given our recent acquisitions, and the introduction of several new products and services, we believe there is an opportunity to reduce redundant costs within Humboldt Bancorp, as well as introduce existing products and services into our recently acquired operations. We intend to consolidate the operations of our acquired banks, combining such functions as financial administration, data processing, insurance, employee benefits and human resources support, and contracts for services. We are also in the process of renovating approximately 70,000 sq. ft. of office space for the consolidation of a majority of the organization's administrative offices and functions. Additional plans for this facility include the creation of a call center, which will provide bookkeeping and service support to our customers and various subsidiaries.

     Increase Earning Assets. With the CalFed branch acquisitions, which primarily include deposits with only a nominal amount of loans, Humboldt Bancorp will have a 56.2% loan-to-deposit ratio. Our goal is to increase earning assets in order to raise the loan-to-deposit ratio to approximately 80% by July 1, 2001. If this were to happen, we would expect our profitability to increase as higher yielding loans replace investment securities on our balance sheet. No assurance, however, can be given that we will meet this goal. One of our strategies to increase earning assets is the acquisition of Capitol Thrift. Capitol Thrift's branch network extends from central to southern California, and its primary focus is on loan products, rather than deposit products. We expect this emphasis to complement Humboldt Bancorp's current deposit products and marketing focus. We will also develop and expand the leasing activities and associated business lines through Bancorp Financial Services.

     Aggressively and Prudently Increase Market Share in Greater Sacramento/Roseville. Humboldt Bancorp's subsidiary, Capitol Valley Bank, opened in March 1999 in the Sacramento suburb of Roseville, California. Roseville was selected for our expansion into central California because it is one of the fastest growing regions in California. Employers such as Hewlett Packard and Oracle have created numerous jobs in the Roseville area over the past 10 years. Subsequently, in September 1999 Humboldt Bancorp, through Capitol Valley Bank, acquired Silverado Merger Corporation, which under the name of Silverado Bank (In organization) had been raising capital in anticipation of opening a community bank in Roseville. The acquisition of Silverado not only removes a potential competitor from the marketplace, but more importantly, we believe it significantly increases our market presence and depth in the Sacramento/Roseville market.

     Capitalize on Humboldt Bank's Market Position. Humboldt Bank currently holds the largest share of FDIC-insured deposits in Humboldt County at 25.2%. It also holds 28.2% of FDIC-insured deposits in Trinity County. Our goal is to increase our market share position by opening new branches and increasing our current operations in the region. Current plans are underway to open an additional branch in the Henderson Center business area of Eureka. The additional branch should increase market share and provide an additional convenient location to serve Humboldt Bank's current customer base. Humboldt Bank's new President, John Dalby, intends to continue Humboldt Bank's strong sales culture in order to aggressively pursue new loan business and cross-sell additional bank services while strictly adhering to our prudent and proven loan approval process.

     Expand non-lending, and fee-based activities. We will continue to develop non-interest sources such as Merchant Bankcard activities, which has developed into an area of financial and strategic importance for us. We intend to expand the proprietary merchants portfolio, which produces greater profits and allows us more control over merchant accounts than portfolios initiated by independent servicing and marketing organizations. We also intend to expand our Internet delivery system, allowing us to aggressively identify and market our services to smaller merchants. We intend to continue our ATM funding programs, which constitute another important source of fee-based income to the organization. We will develop our insurance and investment programs as yet another source of non-interest income, and expand our electronic banking services to complement delivery of both traditional banking services and newer offerings, such as online cash management, bill payment and stock quotes and trading.

Pending Acquisition of Global Bancorp

     Our most recent proposed acquisition-based expansion is our pending merger of Global Bancorp. On June 22, 1999, we and Global Bancorp entered into an Agreement and Plan of Reorganization, as subsequently amended and restated. We will acquire Global for approximately $16.5 million consisting of $11.8 million in cash and the balance consisting of a $4.7 million promissory note subject to adjustment. We intend to fund the $11.8 million cash portion of the acquisition of Global Bancorp through the funds raised by this offering, with the balance from borrowings on other interest-bearing securities.

     Global Bancorp is a California corporation organized on September 18, 1980, to act as a holding company for thrift and loan companies and to engage in other financial activities. Global Bancorp conducts business through its wholly-owned thrift and loan company subsidiary, Capitol Thrift, a California corporation licensed under the California Industrial Loan Law. Capitol Thrift conducts a general consumer and commercial finance business from 10 branches located throughout the State of California. Capitol Thrift's primary source of revenue is providing commercial and single-family, residential real estate loans to customers who are predominantly small and middle-market businesses and individuals. Capitol Thrift does not provide general commercial banking services such as demand checking accounts, lines of credit, safe deposit boxes and wire transfer. Capitol Thrift funds its lending activities by issuing thrift certificates and investment certificates.

     Global Bancorp and Capitol Thrift have their head offices located at 1424 Second Street, Napa, California 94559. Capitol Thrift's deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation. At September 30, 1999, Global had 47 full-time employees and 4 part-time employees. As of September 30, 1999, Global Bancorp had total assets of $117.7 million, total deposits of $105.3 million and shareholders' equity of $11.8 million. Global Bancorp's net income for the nine months ended September 30, 1999, and the year ended December 31, 1998, was $952,000 and $1.1 million. Net income for the nine months ended September 30, 1999, included $297,000 from the proceeds of a life insurance policy insuring the life of a former officer. For the year ended December 31, 1998, Global Bancorp's return on average assets was .78% and return on average equity was 9.96% per year.

     Capitol Thrift intends to close the San Jose branch prior to March 31, 2000. Additional plans call for the consolidation of several other branches, leaving Capitol Thrift with seven operating branches prior to the end of the second quarter of 2000. Prior to the acquisition of Global Bancorp by Humboldt Bancorp, Capitol Thrift will sell up to $43 million of loans to Humboldt Bank, thereby improving Humboldt Bank's loan-to-deposit ratio with higher yielding assets, which in turn may be more easily replenished through Capitol Thrift's loan generating capabilities. This also allows Humboldt Bank to more rapidly and effectively deploy the approximately $70 million in deposits realized as part of the August 1999 purchase of the Eureka and Ukiah CalFed branches.

     We expect to complete the acquisition of Global Bancorp during the first quarter of year 2000. Closing is conditioned on, among other things, approval from state and federal regulatory authorities. The acquisition is also subject to the satisfaction and accuracy of certain representations and warranties made by the parties, the absence of litigation challenging the acquisition, the absence of any adverse change in the operations and deposits of Capitol Thrift, and the affirmative vote of a majority of all shares of Global Bancorp common stock entitled to be cast by Global Bancorp shareholders. The directors and executive officers of Global Bancorp have agreed not to solicit offers for any transaction that would interfere with the acquisition. Under a termination fee provision, we could be liable to Global Bancorp, and Global Bancorp could be liable to us, for a termination fee if either party fails to complete the acquisition for certain specified reasons, including an intentional breach of various pre-closing obligations. The termination fee ranges from $250,000 to a maximum of $350,000 depending on the nature of the breach.

     In 1996 and 1997, Capitol Thrift experienced an increase in loss on real property held for sale (RPHFS) and expenses related thereto. A majority of the losses related to loans made prior to June 1992, at which time credit underwriting policies were strengthened. As a result of these increases, in August 1998, Capitol Thrift entered into an agreement with the FDIC and the CDFI pursuant to which management and the Capitol Thrift Board of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non-performing loans, and revise the methodology for calculating the allowance for losses on loans. In addition, Capitol Thrift is required to maintain certain leverage ratios. Capitol Thrift management believes that Capitol Thrift has complied in most material respects with the provisions of the agreement and are actively working on completing the process of complying with all other aspects.

Proposed Private Placement -- Trust Preferred Securities

     In order to raise capital to assist in the acquisition of Global Bancorp and to increase its regulatory capital, Humboldt Bancorp intends to raise up to $5 million through the private placement of trust preferred securities. Concurrent with this offering, Humboldt Bancorp intends to sell the trust preferred securities through a placement agent to institutional investors. No assurances can be given that Humboldt Bancorp will be successful in placing the trust preferred securities. In the event Humboldt Bancorp is not successful in placing the trust preferred securities, it will seek some other type of Tier 1 capital securities to finance the Global Bancorp acquisition.

     Trust preferred securities are a hybrid form of security which is considered debt, with interest paid deductible for income tax purposes, but is also considered Tier 1 capital for bank regulatory purposes. Humboldt Bancorp intends to form a trust which will issue the preferred securities to institutional investors. Proceeds received from the sale of the preferred securities will be used by the trust to purchase subordinated debentures from Humboldt Bancorp. In general, the interest paid on the preferred securities will be equal to the interest paid on the subordinated debentures, and Humboldt Bancorp will guarantee the repayment of the preferred securities by the trust.

     Trust preferred securities do not convert into common stock and, therefore, will not be dilutive to the shareholders of Humboldt Bancorp. However, interest on the trust preferred securities must be paid ahead of dividends, if any, to holders of Humboldt Bancorp common stock and may restrict the ability of Humboldt Bancorp to declare dividends on its common stock. Further, the trust preferred securities will have a liquidation preference to the Humboldt Bancorp common stock.

Banking Services

     To retain existing customers and attract new customers, Humboldt Bank offers a broad range of services, including automated teller machines, credit card and merchant bankcard services, ACH services, and daily courier services. In addition, Humboldt Bank maintains close relationships with its customers by providing direct access to senior management during and after normal business hours, rapid response to customer requests, and specialized market area knowledge of the communities in Northern California.

Lending Activities

     Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financing, credit card and consumer loans, made almost exclusively to individuals and businesses primarily in

Northern California. Humboldt Bancorp has no foreign loans. The net loan and lease portfolio as of September 30, 1999, and December 31, 1998, totaled $203.1 million and $186.0 million which represented 54.0% and 65.5% of total deposits and 48.5% and 58.1% of total assets. Humboldt Bancorp also generates fee income by servicing mortgage loans. See "Loan Servicing" below.

          Real Estate Loans and Real Estate Banking Operations

               Real Estate -- Construction

     Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding real estate-secured construction loans totaling $23.0 and $20.7 million, representing 11.3% and 11.1% of Humboldt Bancorp's net loan portfolio. The concentration in the construction loan portfolio has been on owner-occupied single family construction loans.

     Humboldt Bancorp's owner-occupied single family construction loans typically have a maturity of up to nine months and are secured by deeds of trust and usually do not exceed 80% of the appraised value of the home to be built.

     Loans to developers for the purpose of acquiring unimproved land and developing such land into improved 1-to-4 residential lots typically have a maturity of 12 to 24 months; have a floating rate tied to the prime rate; usually do not exceed 75% of the appraised value; are secured by a first deed of trust and requires the borrower or its principals personally to guarantee repayment of the loan. To also reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties which can be constructed on a "speculative" or unsold basis by a builder at any one time to 2 to 4 houses.

     Commercial construction loans are underwritten using the actual or estimated cash flow the secured real property would provide to an investor in the event of a default by the borrower. A debt coverage ratio of 1.25:1 and a maximum loan to value of 70% is required in most cases.

               Real Estate -- Owner-Occupied, Single-Family Residential

     Humboldt Bancorp also originates owner-occupied, single-family, residential real estate loans in its market area. At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding owner-occupied, single-family, residential real estate loans totaled $42.5 and $35.2 million. Humboldt Bancorp originates fixed-rate mortgage loans and adjustable-rate residential mortgage loans. Fixed-rate mortgages are at competitive rates and adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index, plus a stipulated margin. Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral. Also, at September 30, 1999, Humboldt Bancorp had approximately $14.1 million in home equity line of credit loans, representing approximately 6.9% of its gross loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin.

     Generally, Humboldt Bancorp sells its owner-occupied, single-family, residential fixed-rate loans to institutional investors in the secondary market, but retains the servicing of such loans. There were $.7 million real estate loans pending sale at September 30, 1999.

               Real Estate -- Commercial and Agricultural

     In order to enhance the yield on and decrease the average term to maturity of its assets, Humboldt Bancorp originates permanent loans secured by commercial real estate. Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market area. Real estate commercial and agricultural loans are secured by both commercial and single-family property. At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding real estate secured commercial and agricultural loans totaling $91.8 million and $80.2 million.

     Business Loans

     Humboldt Bancorp's commercial loans consist of (i) loans secured by commercial real estate and (ii) business loans which are not secured by real estate or if secured by real estate, the principal source of repayment is expected to be business income. For a discussion of Humboldt Bancorp's loans secured by commercial real estate lending see "-- Real Estate -- Commercial and Agricultural." Business loans include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing. At September 30, 1999, and December 31, 1998, Humboldt Bancorp had business loans totaling $35.5 million and $34.0 million, representing 17.5% and 18.3% of Humboldt Bancorp's net loan portfolio.

     Typically, business loans are floating rate obligations and are made for terms of 5 years or less, depending on the purpose of the loan and the collateral. No single business customer accounted for more than 2.3% of total net loans at September 30, 1999.

     Lease Financing Loans

     Humboldt Bancorp makes lease financing loans to finance credit card swipe machines and other small ticket leases. The dollar amount of each lease usually ranges from under $2,000 to $5,000 and the term is approximately three to five years. At September 30, 1999, and December 31, 1998, Humboldt Bancorp had outstanding lease financing loans totaling $7.5 and $9.9 million, representing 3.7% and 5.3% of Humboldt Bancorp's net loan portfolio.

     Credit Card and Related Service

     Humboldt Bank offers credit card accounts through its participation as a principal member of Visa. Management believes that providing credit card services to its customers helps Humboldt Bank remain competitive by offering an additional service. Currently Humboldt Bank does not actively solicit credit card business beyond its customer base and market area. At September 30, 1999, and December 31, 1998, credit card loans totaled $3.6 and $5.7 million, or 1.8% and 3.1% of Humboldt Bancorp's net loan portfolio.

     Consumer Loans

     The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. Consumer lending affords Humboldt Bancorp the opportunity to earn yields higher than those obtainable on single-family residential lending. At September 30, 1999, and December 31, 1998, consumer loans totaled $1.9 and $2.1 million, or .9% and 1.1% of Humboldt Bancorp's net loan portfolio.

     Other Loans

     At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding other loans totaling $1.3 million and $2.1 million. These loans consist mainly of overdrafts of less than 30 days' duration and state and political loans.

     Loan Servicing

     Humboldt Bank sells the majority of its mortgage and all of its Small Business Administration loans it originates to institutional investors. However, it retains the servicing on these loans in order to generate ongoing revenues. Humboldt Bank's servicing portfolio in which it has sold ownership but retains the servicing was $158.0 and $144.5 million at September 30, 1999 and December 31, 1998, respectively.

Savings and Deposit Activities

     Humboldt Bancorp offers customary banking services including personal and business checking, savings accounts, time certificates of deposit, IRA, and Keogh accounts. Most of Humboldt Bancorp's deposits are obtained from commercial businesses, professionals, and individuals with high income or net worth. In addition, Merchant Bankcard reserves are held primarily in non-interest bearing accounts. See "-- Merchant Bankcard."

     The following table sets forth certain information with respect to Humboldt Bancorp's savings and deposit activities as of December 31, 1998, and September 30, 1999.

                                              DECEMBER 31, 1998       SEPTEMBER 30, 1999
                                            ---------------------    ---------------------
                                            NUMBER OF    AVERAGE     NUMBER OF    AVERAGE
                                            ACCOUNTS     BALANCE     ACCOUNTS     BALANCE
                                            ---------    --------    ---------    --------
                                                        (DOLLARS IN THOUSANDS)
Demand deposit accounts...................   11,973      $ 10,022     15,510      $  9,432
Savings and money market..................   17,508         2,795     16,949         3,779
Time certificates in excess of $100,000...      252       180,803        371       155,424
Time certificates less than $100,000......    3,566        19,483      5,550        19,425
                                             ------      --------     ------      --------
  Totals..................................   33,299      $  8,528     38,380      $  9,792
                                             ======      ========     ======      ========

     Humboldt Bancorp has not obtained any deposits through deposit brokers and has no present intention of using brokered deposits as a source of funding.

Merchant Bankcard

     In 1993, Humboldt Bank established a merchant draft processing operation ("Merchant Bankcard"). Since that time the operation has grown steadily both in volume and scope of activities. In general, Merchant Bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit and debit card customers. The Merchant Bankcard department specializes in providing processing for first time merchants and small-to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. While these merchants vary in size, a typical merchant customer generates approximately $40,000 in annual credit card charge volume. Humboldt Bank believes that there is a market for providing Merchant Bankcard services to these merchants that are often overlooked by larger banks. For the nine months ended September 30, 1999, no one merchant accounted for more than 2% of Merchant Bankcard's total gross processing volume. At September 30, 1999, the Merchant Bankcard department provided processing services to approximately 64,000 merchants.

     The transaction processing industry provides merchants with credit and debit card processing services. The industry has grown rapidly in recent years as a result of wider merchant acceptance and rapid technological advances within the bankcard industry.

     Humboldt Bank markets its Merchant Bankcard services through independent service and marketing organizations ("ISOs"). In most cases, the ISOs solicit merchant accounts and perform the service and collection function while Humboldt Bank provides the accounting and credit function. For these functions, Humboldt Bank receives an average processing fee of approximately 0.15%. As of September 30, 1999, the three ISOs engaged by Humboldt Bank, as described above, represented 59,315 merchant accounts. Further, those three ISOs represented $2,040.0 million of total Merchant Bankcard gross processing volume for the nine months ended September 30, 1999. These three contracts expire in 2000, 2002, and 2004. During the fourth quarter of 1999, two additional ISOs signed contracts for this service with Humboldt Bank.

     In 1997, Humboldt Bank began an additional unit within the Merchant Bankcard department where all servicing aspects of the relationship with the merchant are performed by Humboldt Bank, although Humboldt Bank still relies on independent sales organizations for solicitation of merchants. Humboldt Bank categorizes these types of accounts as proprietary accounts ("Proprietary"). For these additional services, Humboldt Bank is able to retain more income from the service and processing fees paid than when an ISO is involved. For example, Humboldt Bank receives a service fee of approximately 4% of the gross processing volume. For the nine months ended September 30, 1999, Proprietary accounts represented $143.8 million of total Merchant Bankcard gross volume and 4,835 merchant accounts at period end. The Proprietary accounts segment of Humboldt Bank's merchant processing portfolio is growing much more rapidly than the ISO segment. For example, for the nine months ended September 30, 1999 net revenues for the Proprietary account segment have grown 150.0% relative to the same time period in 1998, while net revenues for the ISO segment have grown 9.5% relative to the same time period in 1998.

     Humboldt Bancorp intends to continue to expand the Proprietary account segment of its business. The rapid acceptance of the Internet as a method to transact commerce has led to an increase in the number of smaller Internet-based merchants. Humboldt Bank believes its processing services are well suited to these lower volume merchants. In order to attract these Internet-based merchants, as well as other merchants who have access to the Internet, Humboldt Bank has hired an individual with extensive Internet-related marketing experience to lead its efforts in this arena. In addition, Humboldt Bank has entered into several key relationships with web site providers and gateway services that cater to business services for merchants for the purpose of advertising Humboldt Bank's merchant bankcard services. In addition, Humboldt Bank accepts applications for merchant processing services at its Merchant Bankcard web site, www.merchant.humboldtbank.com.

     Many of the merchants processing through the Merchant Bankcard department accept consumers' credit card numbers over the telephone. There are no signed drafts and the entire process is handled electronically. Since consumers find these transactions easier to dispute than transactions involving signed drafts, the charge-back rates for services provided over the telephone and through the Internet are generally higher. Further, because most of the merchants are located outside the Humboldt-Eureka, California area, they require more Humboldt Bank personnel to follow and monitor their accounts. Humboldt Bank views its risk management and fraud avoidance practices as integral to its operations and overall success because of Humboldt Bank's potential liability for merchant fraud, charge backs and other losses. While the first time and small to medium sized merchants may be potentially lucrative to Humboldt Bank, these accounts are perceived high risk because of lack of business experience and higher monitoring costs. For ISO accounts, risk is mitigated by requiring merchant reserves and by ISO reserves and guarantees. For the Proprietary account segment, risk management and fraud control occur initially at the application stage when merchant applications are reviewed against certain criteria to determine acceptance or denial. Furthermore, Humboldt Bank addresses these risks by actively monitoring all merchants on a daily basis, employing an aggressive fraud control team, requiring personal guarantees for nearly all merchants and holding reserve deposits for certain merchants. These deposits are primarily non-interest bearing and totaled $55.5 million at September 30, 1999.

     In the event a consumer is dissatisfied with the merchandise or service, in general, a merchant must accept a charge-back for a period of 120 days. The merchant's checking account is debited with the charge-back if sufficient funds exist; otherwise, the merchant's reserve funds are debited. If a merchant's reserves are insufficient to fund the charge-back and an ISO is involved, Humboldt Bank looks to the applicable and available guarantee, if any, of the ISO. If the merchant's reserve is exhausted and either (i) an ISO is involved but no guarantee is applicable or available, or (ii) no ISO is involved, Humboldt Bank uses its internal reserves to fund the charge-back.

     A summary of the Merchant Bankcard Department's merchant bankcard activities for the nine months ended September 30, 1999, and the years ended December 31, 1996, 1997 and 1998 is set forth below:

                                                                         NINE MONTHS
                                     YEAR ENDED DECEMBER 31,                ENDED
                              --------------------------------------    SEPTEMBER 30,
                                 1996          1997          1998           1999
                              ----------    ----------    ----------    -------------
                               (DOLLARS IN THOUSANDS EXCEPT FOR NUMBER OF ACCOUNTS)
Number of Accounts:
  ISO.......................      23,806        32,694        59,595         59,315
  Proprietary...............          15           412         2,754          4,835
                              ----------    ----------    ----------     ----------
     Total..................      23,821        33,106        62,349         64,150
                              ==========    ==========    ==========     ==========
Gross Processing Volume:
  ISO.......................  $1,148,999    $1,419,355    $2,100,500     $2,041,227
  Proprietary...............           1         8,645        71,500        143,773
                              ----------    ----------    ----------     ----------
     Total..................  $1,149,000    $1,428,000    $2,172,000     $2,185,000
                              ==========    ==========    ==========     ==========
Net Processing Revenue:
  ISO.......................  $       --    $    3,229    $    3,026     $    2,172
  Proprietary...............          --             9           178          2,084
                              ----------    ----------    ----------     ----------
     Total..................  $       --    $    3,238    $    3,204     $    4,256
                              ==========    ==========    ==========     ==========

     A summary of the Merchant Bankcard Department's reserves for the nine months ended September 30, 1999, and the years ended December 31, 1996, 1997 and 1998, is set forth below:

                                                                       NINE MONTHS
                                        YEAR ENDED DECEMBER 31,           ENDED
                                     -----------------------------    SEPTEMBER 30,
                                      1996       1997       1998          1999
                                     -------    -------    -------    -------------
                                                 (DOLLARS IN THOUSANDS)
Merchant's Reserves:
  ISO..............................  $21,267    $32,957    $45,088       $50,210
  Proprietary......................       --         82      1,881         5,244
                                     -------    -------    -------       -------
     Total.........................  $21,267    $33,039    $46,969       $55,454
                                     =======    =======    =======       =======
Internal Reserves:
  ISO..............................  $   582    $   680    $   920       $ 1,030
  Proprietary......................       --          3         34           308
                                     -------    -------    -------       -------
     Total.........................  $   582    $   683    $   954       $ 1,338
                                     =======    =======    =======       =======

     A summary of the Merchant Bankcard Department's losses for the nine months ended September 30, 1999, and for the years ended December 31, 1996, 1997 and 1998, in connection with merchant bankcard services involving an ISO, and for losses in connection with its own merchant bankcard services when an ISO was not involved, is set forth below:

                                                                        FOR NINE
                                                                         MONTHS
                                     FOR YEARS ENDED DECEMBER 31,         ENDED
                                     -----------------------------    SEPTEMBER 30,
                                      1996       1997       1998          1999
                                     -------    -------    -------    -------------
ISO Servicing Loss.................  $29,250    $14,682    $    --       $   --
Proprietary Loss...................  $    --    $    --    $17,829       $1,315

     Merchant bankcard processing services are highly regulated by credit card associations such as VISA. In order to participate in the credit card programs, Humboldt Bank must comply with the credit card association's rules and regulations which may change from time to time. During November 1999, VISA adopted several rule changes to reduce risks in high risk merchant bankcard programs and these rule changes affect Humboldt Bank's Merchant Bankcard business. These changes include a requirement, enacted in December 1999, which requires a processor's reported fraud ratios be no greater than three times the national average. At September 30, 1999 (the most recent period available from VISA) Humboldt Bank's overall fraud ratio was above the VISA requirement. However, only one of Humboldt Bank's ISO portfolios is above this requirement, and Humboldt Bank expects the entire portfolio to be in compliance with this requirement by March of 2000. Humboldt Bank's fraud ratio in its Proprietary account portfolio was 1.48 times the national average for VISA transactions at September 30, 1999.

     Other VISA changes announced in November of 1999 included the requirement that total processing volume in certain high-risk categories (as defined by VISA) be less than 20% of total processing volume. At June 30, 1999 (the most recent information available from VISA) Humboldt Bank's total VISA transactions within these certain high-risk categories were 15.7% of VISA total processing volume. Although these merchants are categorized as high-risk, Humboldt Bank has taken precautions such as requiring higher deposits, daily monitoring and aggressive fraud control, and to date has not seen extraordinary losses in these categories.

     Other changes VISA announced in November 1999 include a requirement that weekly VISA volumes be less than 20% of an institution's tangible equity capital, and a requirement that aggregate charge-backs for the previous six months be less than 5% of the institution's tangible equity capital. At June 30, 1999, (the most recent information available from VISA) Humboldt Bank's weekly VISA volume was 162% of tangible equity capital, and aggregate charge-backs for the previous six months were 54% of tangible equity capital.

     Merchant Bankcard participants, such as Humboldt Bank, must comply with these new VISA rules by filing a compliance plan with VISA by February 12, 2000. At this time, Humboldt Bank does not believe that it will be able to submit a plan that is in full compliance with the VISA requirements. Humboldt Bank intends to seek a waiver of these requirements from VISA. However, should VISA not grant Humboldt Bank a waiver, Humboldt Bank would need to significantly restructure the Merchant Bankcard Department which would adversely affect Merchant Bankcard revenues. Initially, Humboldt Bank would focus on the higher margin processing of its Proprietary portfolio. In addition, Humboldt Bank could form a consortium of financial institutions in order to meet VISA's capital requirement and continue to process for the higher volume ISOs.

ATM Funding

     In 1996, Humboldt Bank began its automated teller machine ("ATM") funding activities by sponsoring several non-bank companies that place and service ATMs in various public places such as restaurants, stores, and gas stations. ATM networks such as Star, Plus and Cirrus require a placement company to be sponsored by a chartered financial institution. Humboldt Bank sponsors these companies, and provides cash for their ATMs. Humboldt Bank contracts with bonded money carriers and correspondent vault centers throughout the nation to provide a ready amount of cash when these placement companies require. Humboldt Bank earns a fee for each sponsored transaction and a fee for the cash advanced.

     For the nine months ended September 30, 1999, and for the years ended December 31, 1998 and December 31, 1997, ATM funding was $11.1 million, $13.9 million and $10.2 million, respectively. Losses related to the ATM funding activities for the nine months ended September 30, 1999, and for the years ended December 31, 1998 and December 31, 1997 were $0, $3,340 and $0, respectively.

Capitol Valley Bank

     In March 1999, Humboldt Bancorp contributed capital totaling $4.5 million to form Capitol Valley Bank. Capitol Valley Bank is located in Roseville, California, and opened for business March 3, 1999. Humboldt Bancorp believes that the Sacramento-Roseville, California market represents an attractive location to do business for a community bank. The Sacramento-Roseville region's infrastructure contains a major airport, deep-water port, transcontinental railroad, and an interstate freeway system. Roseville is located approximately 20 miles northeast of downtown Sacramento. The city of Roseville is an important link along the Interstate 80 corridor linking Sacramento and Auburn, California, and Reno, Nevada. Capitol Valley Bank will focus primarily on products and services for individuals, professionals and small and middle-size businesses.

     In September 1999, Humboldt Bancorp entered into an agreement to acquire all the outstanding shares of Silverado Merger Corporation which was Silverado Bank, a bank in organization, which had yet to raise the necessary capital to open as a commercial banking institution, for 45,002 shares (49,502 shares post-dividend) of Humboldt Bancorp common stock and warrants to purchase up to 90,000 shares (99,000 shares post-dividend) of Humboldt Bancorp common stock at $12.00 ($10.91 post-dividend) per share. In the event Capitol Valley Bank fails to achieve certain business objectives such as developing new business accounts,
(i) Humboldt Bancorp has the right to repurchase the

45,002 shares (49,502 shares post-dividend) of common stock for $1.00 each, and
(ii) the warrants to purchase up to 90,000 shares (99,000 shares post-dividend) of common stock for $12.00 ($10.91 post-dividend) per share cannot be exercised. As part of the acquisition, Capitol Valley Bank hired Silverado Merger Corporation's president, and entered into non-competition agreements with the shareholders of Silverado Merger Corporation prohibiting them from participating in any financial institution within 30 miles of Capitol Valley Bank until December 31, 2002. In addition, Capitol Valley Bank's board was expanded to include three to five new directors consisting of some of the prior directors of Silverado Merger Corporation. Finally, as part of the acquisition agreement, some shareholders and supporters of Silverado Merger Corporation purchased $1.6 million of Humboldt Bancorp's restricted common stock at $12.00 ($10.91 post-dividend) per share pursuant to a private placement.

     Silverado Merger Corporation has no operations, and all of its obligations and liabilities were extinguished prior to consummation of the merger. Therefore, Silverado Merger Corporation's financial statements are immaterial. Humboldt Bancorp acquired Silverado Merger Corporation to expand Capitol Valley Bank's presence in the Sacramento-Roseville, California area through business associates and contacts of the former directors and organizers of Silverado Merger Corporation.

     As of September 30, 1999, Capitol Valley Bank had total assets of $12.4 million, total loans of $3.9 million, and total deposits of $9.1 million.

Bancorp Financial Services

     During 1996, Humboldt Bank entered into a joint venture with Tehama Bank, Red Bluff, California, to organize and share equally in a subsidiary leasing company, Bancorp Financial Services. Bancorp Financial Services was organized as a California corporation on November 25, 1996, and Humboldt Bank and Tehama Bank each contributed $2.0 million towards its capitalization as of January 2, 1997. Subsequently during 1998, Humboldt Bank and Tehama Bank each contributed their interests in Bancorp Financial Services to their respective holding companies, Humboldt Bancorp and Tehama Bancorp. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses.

     In addition to making leases and loans, Bancorp Financial Services buys and services commercial equipment lease contracts throughout the United States directly from lessors, brokers, finance companies, banks and thrifts nationwide. Bancorp Financial Services also buys and services consumer automobile contracts primarily in Northern California. While it maintains its own portfolio of contracts, the majority of acquired leases are sold to its wholly-owned subsidiary, BFS Funding Corporation, which packages the leases as asset-backed securities for placement in the public market on a non-recourse basis. Bancorp Financial Services retains the servicing and management of all leases it acquires regardless of their subsequent sale. Likewise, Bancorp Financial Services acquires consumer automobile contracts from dealers throughout Northern California and similarly repackages and sells the payment streams to institutional investors in the financial marketplace while retaining the servicing. In addition to service fees, Bancorp Financial Services generates income through spreads on its lease portfolio, loan portfolio, gains on sales, and ongoing fees and charges.

     Previously, Humboldt Bank purchased leases from Bancorp Financial Services. It is not anticipated that Humboldt Bank will acquire leases from Bancorp Financial Services in the future. In addition, Humboldt Bank has extended credit to Bancorp Financial Services. See "Certain Relationships and Related Transactions."

     The Bancorp Financial Services board of directors consists of seven members including Bancorp Financial Services' Chief Executive Officer, Kevin D. Cochrane, and three members representing each of Humboldt Bancorp and Tehama Bancorp. Humboldt Bancorp has elected Theodore S. Mason, Lawrence Francesconi, and Gary L. Evans to the board of directors of Bancorp Financial Services.

     Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method. For the nine months ended September 30, 1999, and the years ended December 31, 1998 and 1997, Humboldt Bancorp recognized revenue of $300,000, $259,000, and $22,000, respectively.

Acquisition of California Federal Branches

     On August 27, 1999, Humboldt Bank completed the acquisition of two branches located at 959 Myrtle Avenue, Eureka, CA 95501, and 607 South State Street, Ukiah, CA 95482, from CalFed. Under the terms of the purchase agreement, Humboldt Bank acquired all of the fixed assets relating to CalFed's Eureka and Ukiah branch offices. Humboldt Bank primarily acquired the two CalFed branches for access to their deposits. The purchase price for the two branches was equal to approximately 3.25% of the aggregate deposits acquired by Humboldt Bank. Total deposits acquired by Humboldt Bank were approximately $72.2 million and loans acquired were approximately $0.1 million.

Human Resources

     At September 30, 1999, Humboldt Bancorp employed a total of 320 full-time equivalent employees, consisting of 103 salaried persons and 217 hourly persons, respectively. None of Humboldt Bancorp's employees are represented by a collective bargaining group. Management considers its relations with its employees to be excellent.

Competition

     Humboldt Bancorp's primary market area consists of Humboldt and Trinity counties and nearby communities of adjacent counties. Humboldt Bancorp has recently entered into the Placer county market with the opening of Capitol Valley Bank in Roseville, California.

     Humboldt Bancorp actively competes for all types of deposits and loans with other banks and financial institutions located in its service area, including credit unions which are able to offset more favorable savings rates and loan rates due primarily to favorable tax treatment. In California generally, major banks and local regional banks dominate the commercial banking industry. By virtue of their larger capital bases, such institutions have substantially greater lending limits than those of Humboldt Bancorp, as well as more locations, more products and services, greater economies of scale and greater ability to make investments in technology for the delivery of financial services.

     An independent bank's principal competitors for deposits and loans are other banks, particularly major banks, savings and loan associations, credit unions, thrift and loans, mortgage brokerage companies and insurance companies. Increased deregulation of financial institutions has increased competition. Other institutions, such as mutual funds, brokerage houses, credit card companies and even retail establishments have offered new investment vehicles, such as money-market funds, that also compete with banks. The direction of federal legislation in recent years favors competition between different types of financial institutions and encourages new entrants into the financial services market, and it is anticipated that this trend will continue.

     Humboldt Bancorp's strategy for meeting competition has been to maintain a sound capital base and liquidity position, employ experienced management, and concentrate on particular segments of the market, particularly businesses and professionals, by offering customers a degree of personal attention that, in the opinion of management, is not generally available through Humboldt Bancorp's larger competitors. Humboldt Bancorp relies upon specialized services, responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors and staff, compared with large multi-branch banks that compete primarily on interest rates and location of branches. The acquisition of Capitol Thrift will increase Humboldt Bancorp's loan portfolio and the continuation of Capitol Thrift's industrial loan charter will provide favorable lending terms so as to assist Humboldt Bancorp to compete with institutions for more loans. No assurance can be given that Humboldt Bancorp will be able to compete successfully for more loans. Also, no assurance can be given that, because of customer loyalty, available products and services or other reasons, customers in Humboldt Bancorp's branches will not withdraw their business and establish a banking relationship with other competitors.

     Historically, insurance companies, brokerage firms, credit unions and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. The Financial Services Modernization Act of 1999 eliminates most of the separations between banks, brokerage firms and insurance companies by permitting securities firms and insurers to buy banks and for banks to underwrite securities and insurance. Generally speaking, the Act is likely to increase competition for community banks such as Humboldt Bank, Capitol Valley Bank and Capitol Thrift, but may also cause consolidations and mergers with larger competitors and resources. The Act may also increase cross-border consolidations and mergers.

Properties

     The following table sets forth information about Humboldt Bancorp's subsidiaries offices as of December 31, 1999.

                                                                                    OCCUPIED
          LOCATION                  TYPE OF OFFICE         OWNED/LEASE    SIZE        SINCE
          --------                  --------------         -----------   ------     --------
Humboldt Bank
701 Fifth Street, Eureka....  Administrative/Main Branch    Owned        19,800       1989
1063 G Street, Arcata.......  Branch                       Owned          4,660       1993
1360 Main Street, Fortuna...  Branch                       Owned          5,770       1991
2095 Central Avenue,
  McKinleyville.............  Branch                       Owned          2,500       1993
612 G Street, Eureka........  Administrative               Owned         15,000       1994
358 Main Street, Loleta.....  Branch                       Owned          2,400       1995
39171 Highway 299,
  Willow Creek..............  Branch                       Owned          5,715       1995
409 Main Street,
  Weaverville...............  Branch                       Owned          2,112       1995
605 K Street, Eureka........  Administrative               Lease         10,000       1996
915 Redwood Drive,
  Garberville...............  Branch                       Lease          3,100       1997
555 H Street, Eureka........  Administrative               Lease          1,945       1997
710 Fifth Street, Eureka....  Administrative               Lease          1,100       1997
539 G Street, Eureka........  Administrative               Lease          1,000       1998
2830 G Street, Eureka.......  Administrative               Lease          1,000       1998
2851/2861 E Street, Eureka
  (Henderson Center)........  Branch                       Purchase       2,500    1999 Owned)
                                                                                     (Under
                                                                                  Construction
2440 Fifth Street, Eureka...  Land for Humboldt Bancorp    Owned         70,000       1999
                              Plaza
607 South State Street,
  Ukiah.....................  Branch                       Owned          4,500       1999
959 Myrtle Avenue, Eureka...  Branch                       Lease          3,500       1999
1001 Searles Street,
  Eureka....................  Administrative               Lease          3,450       1999
Capitol Valley Bank
1601 Douglas Boulevard,
  Roseville.................  Main Branch                  Lease          3,955       1998

     Rental expense for all leases of premises was for the nine months ended September 30, 1999, $257,000, and for the years ended December 31, 1998, 1997, and 1996, $269,000, $128,000, and $94,000, respectively. Rental income from all properties owned and leased was for the nine months ended September 30, 1999, and for the years ended December 31, 1998, 1997, and 1996, $228,000, $177,000,
$65,000, and $69,000, respectively.

Legal Proceedings

     On December 7, 1998, the case of Freeman, et al. v. Citibank (South Dakota), N.A., et al., Civil Action No. CV-98-RRA-3029-S, was filed in the United States District Court, Northern District of Alabama, Northern Division. This case is a purported class action brought on behalf of Mr. Freeman and others similarly situated (VISA credit cardholders issued by Citibank (South

Dakota), hereinafter "Citibank"), against Citibank and VISA International (hereinafter "VISA") to (i) enjoin the collection of debts charged to Citibank VISA cards for gambling at Internet casino websites; (ii) have Internet casino gambling declared unlawful; and (iii) recover all payments including principal, interest and penalties received by Citibank and VISA related to such debts. Mr. Freeman is alleging that Citibank and VISA were facilitating, participating in and profiting from gambling by allowing Mr. Freeman to use his Citibank VISA card to purchase "e-cash" at a website owned and operated by a provider of such "virtual" commodity (hereinafter the "Merchant Provider"), which he accessed from an on-line casino operation. Mr. Freeman proceeded to play the game of blackjack with his e-cash and lost $30. The action alleges violation of the federal Wire Act and the federal Racketeering Influenced and Corrupt Organizations Act ("RICO"). Mr. Freeman is seeking treble damages pursuant to RICO, punitive damages and attorney's fees, in addition to compensatory damages and declaratory relief. Citibank has pending a motion to compel arbitration in the case; the plaintiff has moved to consolidate this action with others which have been filed against VISA across the country. Neither motion has been heard by the court to date.

     Humboldt Bank is not a defendant in the Freeman case. However, Humboldt Bank provides merchant processing for the Merchant Provider used by Mr. Freeman, and on April 21, 1999, Citibank sent a letter to Humboldt Bank seeking indemnity for the Freeman action pursuant to VISA regulations. Humboldt Bank and Citibank have had preliminary discussions regarding this matter, but Humboldt Bank at this time has neither acknowledged nor disputed the applicability of the VISA regulation cited by Citibank. The Freeman action is in its preliminary stages and the outcome at this time cannot be determined. A similar lawsuit in a United States District Court in Wisconsin (not involving Humboldt Bank insofar as is known) was recently dismissed; however, that decision is not binding on the Freeman Court. Until the Freeman action is ultimately determined, any potential action against Humboldt Bank by Citibank would be premature. In the event it is ultimately determined that Humboldt Bank is obligated to indemnify Citibank, Humboldt Bank intends to seek indemnity against both the Merchant Provider and the company which through its independent marketing efforts presented the Merchant Provider's application for merchant services to Humboldt Bank.

     On January 20, 1998, Shinergy Diversified, Inc. filed suit (Shinergy Diversified, Inc. et al. v. Electronic Card Systems, Inc., Humboldt Bank, Inc. et al., Los Angeles Superior Court Case No. BC 184 522) against Humboldt Bank and creditcards.com, formerly known as Electronic Card Systems, Inc. The complaint alleges fraud, conversion and intentional infliction of mental distress. Shinergy alleged that its credit card processing by Electronic Card Systems, Inc. and Humboldt Bank was not carried out as represented. In addition, Shinergy alleged that a document that would have allowed Electronic Card Systems, Inc. and Humboldt Bank to do certain things in connection with the credit card processing for Shinergy was forged. The complaint seeks lost profits of approximately $200,000 plus other damages, damages for emotional distress and punitive damages.

     We are also involved in other litigation, the outcome of which, we believe, will not have a material effect on our operations or financial condition.

                SUPERVISION AND REGULATION OF HUMBOLDT BANCORP,
                     HUMBOLDT BANK AND CAPITOL VALLEY BANK

     We and our subsidiaries, Humboldt Bank and Capitol Valley Bank, are extensively regulated under both federal and state laws and regulations. These laws and regulations are primarily intended to protect depositors, not shareholders. The following information describes statutory or regulatory provisions affecting us; however, it is qualified in its entirety by reference to the particular statutory and regulatory provisions at issue.

     We are a registered bank holding company under the Bank Holding Company Act, regulated, supervised and examined by the Federal Reserve Bank. We must file with the Federal Reserve Bank an annual report and additional reports as the Federal Reserve Board may require. We are also periodically examined by the Federal Reserve Board. Humboldt Bank and Capitol Valley Bank, as California state-licensed banks, are also regulated, supervised, and periodically examined by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Humboldt Bank's and Capitol Valley Bank's deposits are each insured by the Federal Deposit Insurance Corporation to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases. For this protection, Humboldt Bank and Capitol Valley Bank pay a semi-annual assessment and the rules and regulations of the Federal Deposit Insurance Corporation pertaining to deposit insurance and other matters apply.

     The regulations of the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Financial Institutions govern most aspects of Humboldt Bancorp's, Humboldt Bank's and Capitol Valley Bank's businesses and operations, including, but not limited to, the scope of its business, investments, reserves against deposits, the nature and amount of any collateral for loans, the time of availability of deposited funds, the issuance of securities, the payment of dividends, bank expansion and bank activities, including real estate development and insurance activities, and the making of periodic reports. Various consumer laws and regulations also apply to Humboldt Bank and Capitol Valley Bank. The Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Financial Institutions have broad enforcement powers over depository institutions, including the power to prohibit a bank from engaging in business practices which are considered to be unsafe or unsound, to impose substantial fines and other civil and criminal penalties, to terminate deposit insurance, and to appoint a conservator or receiver under a variety of circumstances. The Federal Reserve Board also has broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

     Humboldt Bank and Capitol Valley Bank are subject to detailed, complex and sometimes overlapping federal and state statutes and regulations in their routine banking operations. These statutes and regulations include but are not limited to state usury and consumer credit laws, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act and the Community Reinvestment Act.

     Humboldt Bank and Capitol Valley Bank are subject to Federal Reserve Board regulations that require depository institutions to maintain reserves against their transaction accounts (principally NOW and regular checking accounts). Humboldt Bank and Capitol Valley Bank are in compliance with this requirement. Because required reserves are commonly maintained in the form of vault cash or in a non-interest-bearing account (or pass-through account) at a Federal Reserve Bank, the effect of the reserve requirement is to reduce an institution's earning assets.

Regulation of Bank Holding Companies

     Our activities are subject to extensive regulation by the Federal Reserve Board. The Bank Holding Company Act requires us to obtain the prior approval of the Federal Reserve Board before (i) directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, we would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company. The Federal

Reserve Board will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board also considers capital adequacy and other financial and managerial factors in its review of acquisitions and mergers.

     With certain exceptions, the Bank Holding Company Act also prohibits us from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve Board regulation or order, have been determined to be activities closely related to the business of banking or of managing or controlling banks. In making this determination, the Federal Reserve Board considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency in resources, that will outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

     Some of the activities determined by Federal Reserve Board regulation to be incidental to the business of banking are: making or servicing loans or certain types of leases; engaging in certain insurance and discount brokerage activities; performing certain data processing services; acting in certain circumstances as a fiduciary or investment or financial advisor; and making investments in certain corporations or projects designed primarily to promote community welfare.

     It is Federal Reserve Board policy that bank holding companies serve as a source of strength for their subsidiary banking institutions. The Federal Reserve Board considers the adequacy of a bank holding company's capital on essentially the same risk-adjusted basis as capital adequacy is determined by the FDIC at the bank subsidiary level. In general, bank holding companies are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital (consisting principally of shareholders' equity) of at least 4%. Bank holding companies are also subject to a leverage ratio requirement. The minimum required leverage ratio for the highest rated companies is 3%. The minimum required leverage ratio for all other bank holding companies is 4% or higher. See "Capital Adequacy Guidelines."

     Subsidiary banks of ours are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to us or our subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions could limit our ability to obtain funds from Humboldt Bank and Capitol Valley Bank for our cash needs, including funds for payment of dividends, interest and operating expenses. Further, under the Bank Holding Company Act and regulations of the Federal Reserve Board, we and our subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Humboldt Bank and Capitol Valley Bank generally may not require a customer to obtain other services from the banks or us as a condition to an extension of credit to the customer, and may not require that customer to promise not to obtain other services from a competitor.

     Prior approval of the Commissioner of the Department of Financial Institutions is necessary to acquire control of a California-chartered bank.

Federal Deposit Insurance

     The FDIC insures deposits of federally insured banks, savings banks and savings associations and safeguards the safety and soundness of the banking industry. Two separate insurance funds are maintained and administered by the FDIC. In general, bank deposits are insured through the Bank Insurance Fund.

     Deposits in savings associations are insured through the Savings Association Insurance Fund. SAIF members may merger with a bank as long as the bank continues to pay the SAIF insurance assessments on the deposits acquired. Humboldt Bank continues to pay SAIF insurance assessments on deposits acquired from CalFed and HomeFed branch acquisitions. The Economic Growth and Regulatory Paperwork Reduction Act as part of the Omnibus Appropriations Bill provided for the recapitalization of SAIF requiring a one time assessment, payable on November 30, 1996, of approximately 65 basis points per $100 of deposits of SAIF insured deposits and for years 1997 through 1999, payment of interest on Financing Corporation ("FICO") bonds that were issued to help pay for the clean up of the savings and loan industry. Banks will pay approximately 1.3 cents per $100 of deposits for this special assessment from 1997 through 1999, and after the Year 2000, banks will pay approximately 2.4 cents per $100 of deposits until the FICO bonds mature in 2017 through 2019.

     As FDIC member institutions, deposits in Humboldt Bank and Capitol Valley Bank are insured to a maximum of $100,000 per depositor. The banks are required to pay quarterly deposit insurance premium assessments to the FDIC. In general terms, each institution is assessed insurance premiums according to how much risk to the insurance fund the institution represents. Well-capitalized institutions with few supervisory concerns are assessed lower premiums than other institutions. Currently, insurance fund assessments range from zero for well-capitalized institutions to 0.27% of deposits for institutions that are not (with a statutory minimum of $2,000 paid by all institutions). Capitol Valley Bank's current assessment rate is the statutory minimum of $2,000 annually. Humboldt Bank's current assessment rate is 0.017% annually ($73,813).

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Interstate Banking and Branching

     On September 28, 1995, Assembly Bill 1482 (known as the Caldera, Weggel and Killea California Interstate Banking and Branching Act of 1995 and referred to herein as "CIBBA") was enacted which allows for early interstate branching in California. Under the federally enacted Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), discussed in more detail below, individual states could "opt-out" of the federal law that would allow banks on an interstate basis to engage in interstate branching by merging out-of-state banks with host state banks after June 1, 1997. In addition under IBBEA, individual states could also "opt-in" and allow out-of-state banks to merge with host state banks prior to June 1, 1997. The host state is allowed under IBBEA to impose nondiscriminatory conditions on the resulting depository institution until June 1, 1997. California, in enacting CIBBA, authorizes out-of-state banks to enter California by the acquisitions of or mergers with California banks that have been in existence for at least five years.

     Section 3824 of the California Financial Code ("Section 3824") as added by CIBBA provides for the election of California to "opt-in" under IBBEA allowing interstate bank merger transactions prior to July 1, 1997, of an out-of-state bank with a California bank that has been in existence for at least five years. The early "opt in" has the reciprocal effect of allowing California banks to merge with out-of-state banks where the states of out-of-state banks have also "opted in" under IBBEA. The five year age limitation is not required when the California bank is in danger of failing or in other emergency situations.

     Under IBBEA, California may also allow interstate branching through the acquisition of a branch in California without the acquisition of an entire California bank. Section 3824 provides an express prohibition against interstate branching through the acquisition of a branch in California without the acquisition of the entire California bank. IBBEA also has a provision allowing states to "opt-in" with respect to permitting interstate branching through the establishment of de novo or new branches by out-of-state banks. Section 3824 provides that California expressly prohibits interstate branching through the establishment of de novo branches of out-of-state banks in California, or in other words, California did not "opt-in" this aspect of IBBEA. CIBBA also amends the California Financial Code to include agency provisions to allow California banks to establish affiliated insured depository institution agencies out-of-state as allowed under IBBEA.

     Other provisions of CIBBA amend the intrastate branching laws, govern the use of shared ATM's, and amend intrastate branch acquisition and bank merger laws. Another banking bill enacted in California in 1995 was Senate Bill 855 (known as the State Bank Parity Act and is referred to herein as the "SBPA"). SBPA went into effect on January 1, 1996, and its purpose is to allow a California state bank to be on a level playing field with a national bank by the elimination of various disparities, provision of California Department of Financial Institutions' authority to implement changes in California banking law to parallel changes in national banking law including closer conformance of California's version of Regulation O to the Federal Reserve Board's version of Regulation O, and provision of other changes including allowance to repurchase stock with the prior written consent of the California Department of Financial Institutions.

     The laws governing interstate banking and interstate bank mergers provide that transactions which result in the bank holding company or bank controlling or holding in excess of 10% of total deposits nationwide or 30% of total deposits statewide, will not be permitted except under specified conditions. However, any state may waive the 30% provision for that state. In addition, a state may impose a cap of less than 30% of the total amount of deposits held by a bank holding company or bank provided the cap is not discriminatory to out-of-state bank holding companies or banks.

Impact of Economic Conditions and Monetary Policies

     The earnings and growth of Humboldt Bank and Capitol Valley Bank are and will be affected by general economic conditions, both domestic and international, and by the monetary and fiscal policies of the United States Government and its agencies, particularly the Federal Reserve Board. One function of the Federal Reserve Board is to regulate the money supply and the national supply of bank credit in order to mitigate recessionary and inflationary pressures. Among the instruments of monetary policy used to implement these objects are open market transactions in United States Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements held by depository institutions. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. However, the effect of these policies on the future business and earnings of Humboldt Bank and Capitol Valley Bank cannot be accurately predicted.

Risk Management

     Beginning in 1996, Federal Reserve Board examiners were instructed to assign a formal supervisory rating to the adequacy of an institution's risk management processes, including its internal controls. The five ratios are strong, satisfactory, fair, marginal, and unsatisfactory. The specific rating of risk management and internal controls will be given significant weight when evaluating management a bank (CAMELS) and bank holding company (BOPEC) rating systems.

Capital Adequacy Guidelines

     The Federal Reserve Board and the FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the bank holding company, bank or savings bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. Failure to satisfy applicable capital guidelines could subject a banking institution to a variety of enforcement actions by federal regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of "brokered deposits."

     In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories, each with an assigned weighting (0%, 20%, 50% and 100%). Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% risk-weight. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent according to established "conversion factors." From these computations, the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios established by guideline are minimums only.

     Current risk-based capital guidelines require all bank holding companies and banks to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock (within limits and subject to certain conditions, particularly if the preferred stock is cumulative preferred stock), and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations and capital instruments. At December 31, 1998, and September 30, 1999, Humboldt Bancorp's general loan loss reserve was 1.4% and 1.2%, respectively, of risk-weighted assets and thus all of the general loan loss reserve was eligible for inclusion in Tier 2 capital subject to 1.25% restriction. At September 30, 1999, and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's general loss reserve was 1.3% and 1.4%, and 0.8% and 0.0%, respectively.

     Humboldt Bancorp's Tier 1 risk-based capital ratio at September 30, 1999, and December 31, 1998, was 11.11% and 11.75%, respectively. At September 30, 1999, and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's Tier 1 risk-based capital ratio was 9.11% and 10.41%, and 63.29% and 0.0%, respectively.

     The FDIC has added a market risk component to the capital requirements of nonmember banks. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The FDIC's evaluation of an institution's capital adequacy takes account of a variety of the factors as well, including interest rate risks to which the institution is subject, the level and quality of an institution's earnings, loan and investment portfolio characteristics and risks, risks arising from the conduct of nontraditional activities and a variety of other factors. Accordingly, the FDIC's final supervisory judgment concerning an institution's capital adequacy could differ significantly from the conclusions that might be drawn from the absolute level of an institution's risk-based capital ratios. Therefore, institutions generally are expected to maintain risk-based capital ratios that exceed the minimum ratios discussed above. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk. Moreover, although the FDIC does not impose explicit capital requirements on holding companies of institutions regulated by the Federal Reserve Bank, the FDIC can take account of the degree of leverage and risks at the holding company level. If the FDIC determines that the holding company (or another affiliate of the institution regulated by the FDIC) has an excessive degree of leverage or is subject to inordinate risks, the FDIC may require the subsidiary institution(s) to maintain additional capital or the FDIC may impose limitations on the subsidiary institution's ability to support its weaker affiliates or holding company. Humboldt Bancorp's risk-based capital ratio at September 30, 1999, and at December 31, 1998, was 12.33% and 13.00%, respectively. Humboldt Bank's and Capitol Valley Bank's risk-based capital ratio at September 30, 1999, and at December 31, 1998, was 10.35% and 11.66%, and 64.12% and 0.0%, respectively.

     The Federal Reserve Board and the FDIC have also established a minimum leverage ratio of 3%. However, for bank holding companies and financial institutions seeking to expand and for all but the most highly rated banks and bank holding companies, the Federal Reserve Board and the FDIC expect an additional cushion of at least 100 to 200 basis points. The leverage ratio represents Tier 1 capital as a percentage of total assets, less intangibles. Humboldt Bancorp's leverage ratio at September 30, 1999 and December 31, 1998, was 8.17% and 8.12%. At September 30, 1999 and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's leverage ratios were 6.69% and 7.23%, and 40.85% and 0.0%, respectively. At September 30, 1999, and at December 31, 1998, we and our bank subsidiaries were in compliance with all regulatory capital requirements.

     In order to resolve the problems of undercapitalized institutions and to prevent a recurrence of the banking crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as "prompt corrective action." Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on (i) its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio and (ii) certain subjective factors. The categories are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A financial institution's operations can be significantly affected by its capital classification. For example, an institution that is not "well capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized institution must guarantee, in part, certain aspects of the institution's capital plan. Financial institution regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. The Federal Deposit Insurance Corporation Improvement Act of 1991 also authorizes the regulatory agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Undercapitalized institutions are required to take certain specified actions in order to increase their capital or otherwise decrease the risks to the federal deposit insurance funds.

     The following table illustrates the capital and prompt corrective action guidelines applicable to Humboldt Bank and Capitol Valley Bank, as well as their total risk-based capital ratios, Tier 1 capital ratios and leverage ratios as of September 30, 1999.

                                                                                       MINIMUM
                                                                    MINIMUM         NECESSARY TO
                                  HUMBOLDT    CAPITOL VALLEY    NECESSARY TO BE     BE ADEQUATELY
     AT SEPTEMBER 30, 1999          BANK           BANK         WELL CAPITALIZED     CAPITALIZED
     ---------------------        --------    --------------    ----------------    -------------
Total Risk-Based Capital
  Ratio.........................   10.35%         64.12%              10.0%              8.0%
Tier 1 Risk-Based Capital
  Ratio.........................    9.11%         63.29%               6.0%              4.0%
Leverage Ratio..................    6.69%         40.85%               5.0%              4.0%

     In connection with Humboldt Bancorp's organization of Capitol Valley Bank, Humboldt Bank has committed to the FDIC that it will remain "well capitalized" and that it will maintain minimum Tier 1 leverage capital ratios of at least 6.5% for the initial 12 months of operation of Capitol Valley Bank, 6.8% for the next 12 months, and 7.2% for the third 12-month period. During 1999, Humboldt Bancorp contributed approximately $1.7 million to Humboldt Bank and is expected to contribute an additional $1 million in the first quarter of 2000.

Limits on Dividends and Other Payments

     Our ability to obtain funds for the payment of dividends and for other cash requirements is dependent on the amount of dividends that may be declared by Humboldt Bank and Capitol Valley Bank. California bank law provides that dividends may be paid from the lesser of retained earnings or net income of the bank for its last three years. Further, a California-chartered bank may not declare a dividend without the approval of the California Department of Financial Institutions if the total of dividends and distributions declared in a calendar year does not exceed the greater of the bank's retained earnings or net income for its last fiscal year or its current fiscal year. State-chartered banks' ability to pay dividends may be affected by capital adequacy guidelines of their primary federal bank regulatory agency as well. See "Capital Adequacy Guidelines." Moreover, regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.

     The Federal Reserve Board's policy statement governing payment of cash dividends provides that we should not pay cash dividends on common stock unless
(i) our net income for the past year is sufficient to fully fund the proposed dividends and (ii) our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition.

Transactions with Affiliates

     Humboldt Bank and Capitol Valley Bank are required to comply with Sections 23A and 23B of the Federal Reserve Act (pertaining to transactions with affiliates). An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital and surplus, limiting the aggregate of covered transactions with all affiliates to 20% of capital and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes making loans, purchasing assets, issuing a guarantee and other similar types of transactions.

     Humboldt Bank's and Capitol Valley Bank's authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these laws require insider loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to such persons based, in part, on the bank's capital position, and require certain approval procedures to be followed. Under Section 22(h), loans to an executive officer, director, or greater than 10% shareholder (a "principal shareholder") of a bank, and certain affiliated entities of either, together with all other outstanding loans to such persons and affiliated entities, may not exceed the bank's loans-to-one-borrower limit, which in general terms is 15% of tangible capital but can be higher in certain circumstances. Section 22(h) also prohibits loans in excess of the greater of 5% of capital or $25,000 to directors, executive officers and principal shareholders, and their respective affiliates, unless the loans are approved in advance by a majority of the board of directors, with any "interested" director not participating in the voting. A violation of these restrictions could result in the assessment of substantial civil monetary penalties, the imposition of a cease-and-desist order or other regulatory sanctions. Recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees.

Community Reinvestment Act

     Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation (consistent with safe and sound operation) to meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that the institution believes are best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance.

     At the most recent CRA examination of Humboldt Bank, concluded July 27, 1998, Humboldt Bank received a CRA performance rating of "satisfactory." Although CRA examinations occur on a regular basis, CRA performance evaluations are used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Over the twenty years that the CRA has existed, and particularly in the last few years, institutions have faced increasingly difficult regulatory obstacles and public interest group objections in connection with their regulatory applications, including institutions that have received the highest possible CRA ratings.

     The Financial Services Modernization Act of 1999 revises the CRA by reducing the frequency of examinations for smaller banks, those with assets of less than $250 million, and by requiring disclosure by community groups as to the amount of funds received from lenders and the manner those community groups used those funds. These revisions are not expected to significantly impact the application of CRA to Humboldt Bancorp.

Federal Home Loan Bank

     The Federal Home Loan Bank of San Francisco serves as credit source for Humboldt Bank and for Capitol Valley Bank. As members of the Federal Home Loan Bank, Humboldt Bank and Capitol

Valley Bank are required to maintain an investment in the capital stock of the FHLB in an amount calculated by reference to the member institution's assets and the amount of loans, or "advances," from the FHLB. Humboldt Bank is in compliance with this requirement, with an investment in FHLB of stock of $953,000 at September 30, 1999. Capitol Valley Bank, while currently a member, was not a member at September 30, 1999.

     Humboldt Bank obtains funds from the Federal Home Loan Bank of San Francisco pursuant to an "Agreement for Advances and Security Agreement." At origination or renewal of a loan or advance, the Federal Home Loan Bank of San Francisco is required to obtain and maintain a security interest in one or more of the following kinds of collateral: fully disbursed, whole mortgage loans on improved residential property or securities representing a whole interest in such loans; securities issued, insured or guaranteed by the United States Government or an agency thereof; deposits in any FHLB; or other real estate-related collateral (up to 30% of the member's capital) acceptable to the FHLB, if the collateral has a readily ascertainable value and the FHLB can perfect its security interest. As of September 30, 1999, Humboldt Bank had $3.7 million in investment securities and $2.3 million in loans which are collectively pledged as collateral for the FHLB advances.

State Banking Regulation

     As California-chartered institutions, Humboldt Bank and Capitol Valley Bank are subject to regular examination by the California Department of Financial Institutions. State banking regulation affects the internal organization of Humboldt Bank and Capitol Valley Bank as well as their savings, mortgage lending, investment and other activities. State banking regulation may contain limitations on an institution's activities that are in addition to limitations imposed under federal banking law. State banking regulation also contains many provisions that are consistent with federal banking law, such as provisions of California banking law limiting loans by either of Humboldt Bank or Capitol Valley Bank to any one borrower to 15.0% of unimpaired capital and surplus, plus 10.0% of unimpaired capital and surplus if the additional amount is fully secured by certain forms of "readily marketable collateral."

     The California Department of Financial Institutions may initiate supervisory measures or formal enforcement actions, and if the grounds provided by law exist, the California Department of Financial Institutions may place a California-chartered financial institution in conservatorship or receivership. Whenever the Superintendent of the Division considers it necessary or appropriate, the Superintendent may also examine the affairs of any holding company or any affiliate of a California-chartered financial institution.

FIRREA and Cross-Guarantees

     Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly FDIC-insured depository institution in danger of default (the "Cross Guarantee"). "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating either that there is no reasonable prospect that the institution will be able to meet the demands of its depositors or pay its obligations in the absence of regulatory assistance, or that its capital has been depleted and there is no reasonable prospect that it will be replenished in the absence of regulatory assistance. The Cross Guarantee thus enables the FDIC to assess a holding company's healthy BIF members for the losses of any of such holding company's failed BIF members. Cross Guarantee liabilities are generally superior in priority to obligations of the depository institution to its shareholders due solely to their status as shareholders and obligations to other affiliates. This law applies to Humboldt Bank and Capitol Valley Bank.

Recent Legislation

     Potentially significant changes have been enacted recently by Congress are discussed below.

     The Financial Services Modernization Act of 1999 substantially eliminates most of the separations between banks, brokerage firms, and insurers enacted by the Glass-Steagall Act of 1933. The reform legislation permits securities firms and insurers to buy banks and banks to underwrite insurance and securities. States retain regulatory authority over insurers. The Treasury Department's Office of the Comptroller of the Currency has authority to regulate bank subsidiaries that underwrite securities and the Federal Reserve has authority over bank affiliates for activities such as insurance underwriting and real-estate development.

     In 1997, California adopted the Environmental Responsibility Acceptance Act (the "Act") (Cal. Civil Code Sections 850-855) to facilitate the notification of government agencies and potentially responsible parties (for example, for cleanup) of the existence of contamination and the cleanup or other remediation of contamination by the potentially responsible parties. The Act requires, among other things, that owners of sites who have actual awareness of a release of a hazardous material that exceeds a specified notification threshold to take all reasonable steps to identify the potentially responsible parties and to send a notice of potential liability to the parties and the appropriate oversight agency.

     During 1996, new federal legislation amended the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and the underground storage tank provisions of the Resource Conservation and Recovery Act to provide lenders and fiduciaries with greater protections from environmental liability. In June 1997, the U.S. Environmental Protection Agency ("EPA") issued its official policy with regard to the liability of lenders under CERCLA as a result of the enactment of the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996. Although numerous exceptions exist, California law provides that a lender acting in the capacity of a lender will not be liable under any state or local statute, regulation or ordinance, other than the California Hazardous Waste Control Law, to undertake a cleanup, pay damages, penalties or fines, or forfeit property as a result of the release of hazardous materials at or from the property.

Future Legislation and Regulations

     From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature, and by various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact legislative changes might have on Humboldt Bancorp.

                         MANAGEMENT OF HUMBOLDT BANCORP

     The board of directors of Humboldt Bancorp consists of 13 directors. All of the directors of Humboldt Bancorp then in office immediately prior to the completion of the merger will continue to serve as directors of Humboldt Bancorp.

Board of Directors

     Each of the directors has been elected to serve for the ensuing year and until his or her successor is elected and qualified at the annual stockholder meeting of Humboldt Bancorp for the year 2000. As of December 31, 1999, the directors, their ages, and their principal occupations during the past five years are:

Ronald F. Angell.....................  57   Attorney and Partner with the firm of Roberts, Hill,
                                            Bragg, Angell & Perlman. Board member since 1989.
Marguerite Dalianes..................  56   Former owner, Dalianes Worldwide Travel Service, since
                                            1975. Board member since 1992.
Gary L. Evans........................  57   Certified Public Accountant associated with the firm
                                            of Aalfs, Evans & Company since 1976. Board member
                                            since 1989.
Lawrence Francesconi.................  68   Retired. From 1952 to 1992, owner of Redwood Bootery,
                                            retail shoe store. Board member since 1991. Chairman
                                            of the Board since March 1999.
Clayton R. Janssen...................  74   Attorney and Partner with the firm of Janssen, Malloy,
                                            Needham, Morrison & Koshkin LLP. Board member since
                                            1993.
James O. Johnson.....................  71   Owner, Jim Johnson General Contractor and Property
                                            Manager. Board member since 1997.
Theodore S. Mason....................  57   President and Chief Executive Officer of Humboldt
                                            Bancorp since 1996 and of Humboldt Bank from 1989
                                            until July 15, 1999. Board member since 1989.
John C. McBeth.......................  53   President, O & M Industries, mechanical contractors,
                                            since 1964. Board member since 1991.
Jerry L. Thomas......................  54   President and Director of Special Projects, Eureka
                                            Fisheries, Inc. Board member since 1998.
Edythe E. Vaissade...................  61   Retired. From 1989 to 1997, Vice President, Humboldt
                                            Bank. Board member since 1998.
Thomas W. Weborg.....................  57   President/Chief Executive Officer of Cucina Holdings,
                                            Inc. Board member since November, 1999.
John R. Winzler......................  69   Consulting Engineer and Chairman of the Board of
                                            Winzler & Kelly. Board member since 1989.
Michael L. Renner....................  46   President, L&M Renner, Inc. Board member since 1996.

Executive Officers

     As of December 31, 1999, the following are the names of the executive officers and significant employees of Humboldt Bancorp and its subsidiaries, and information concerning each of them:

    OFFICER NAME       AGE         POSITION                    BIOGRAPHICAL SKETCH
    ------------       ---         --------                    -------------------
Theodore S. Mason....  57    President & Chief       Mr. Mason has been President and Chief
                             Executive Officer of    Executive Officer of the Bank/Bancorp
                             Humboldt Bancorp        since its inception in 1989. From 1984
                                                     to 1989, he was an area manager for the
                                                     Bank of America in the North Coast
                                                     area, headquartered in Eureka. He also
                                                     served as manager for Bank of America's
                                                     Eureka Main office for approx. five
                                                     years and has been in banking for over
                                                     30 years. Mr. Mason is a graduate of
                                                     the University of San Francisco.
Paul A. Ziegler......  41    Executive Vice          Mr. Ziegler joined Bank/Bancorp as the
                             President of            Vice President & Chief Administrative
                             Humboldt Bancorp        Officer in January 1994. Prior to
                                                     joining Humboldt Bank Mr. Ziegler
                                                     worked at U.S. Bank of California in
                                                     Eureka, California from 1988 to 1993 as
                                                     their Senior Vice President and Area
                                                     Manager. Mr. Ziegler started his
                                                     banking career locally with Bank of
                                                     Loleta, last serving in 1988 as their
                                                     Senior Vice President/Chief Financial
                                                     Officer. Mr. Ziegler is a graduate of
                                                     the University of Southern California.
Alan J. Smyth........  66    Senior Vice             Mr. Smyth has been the Senior Vice
                             President, Cashier      President/Cashier for the Bank/Bancorp
                             and Chief Financial     since September 1989. From 1981 to
                             Officer of Humboldt     1985, Mr. Smyth was the Vice President
                             Bancorp                 and Cashier for Great Valley Bank and
                                                     from 1985 to 1989 was the Senior Vice
                                                     President and Cashier for Redding Bank
                                                     of Commerce. Mr. Smyth graduated from
                                                     California Lutheran University in 1974.
Ronald V. Barkley....  63    Senior Vice             Mr. Barkley has been the Senior Vice
                             President and Loan      President/Chief Credit Officer of the
                             Administrator of        Bank/ Bancorp since June 1989. From
                             Humboldt Bancorp        1984 to 1989 he served as Vice
                                                     President/Manager of the Real
                                                     Estate/SBA Departments of North Valley
                                                     Bank in Redding, California. From 1982
                                                     to 1984 Mr. Barkley served as the
                                                     President/CEO of Redding Savings and
                                                     Loan Association in Redding,
                                                     California. Mr. Barkley spent 15 years
                                                     in various management positions with
                                                     Crocker National Bank. Mr. Barkley
                                                     graduated from Pacific Coast School of
                                                     Banking in 1980.

    OFFICER NAME       AGE         POSITION                    BIOGRAPHICAL SKETCH
    ------------       ---         --------                    -------------------
John E. Dalby........  41    President and Chief     Mr. Dalby joined Humboldt Bank in
                             Executive Officer of    October 1991 as Vice President and
                             Humboldt Bank           Manager of the Bank's Fortuna Branch
                                                     and served in that capacity until March
                                                     of 1993 when he accepted the position
                                                     of Vice President and Manager of the
                                                     Eureka Main Office. Mr. Dalby was
                                                     promoted to his current position as the
                                                     President and C.E.O. of Humboldt Bank
                                                     in July of 1999. Prior to his
                                                     employment with Humboldt Bank Mr. Dalby
                                                     worked for Bank of America from
                                                     November 1983 to January 1987 and again
                                                     from July 1990 to October 1991; he was
                                                     also employed by Centennial Bank in
                                                     Springfield, Oregon from January 1987
                                                     to February 1989. Mr. Dalby attended
                                                     the University of Oregon and Northwest
                                                     Christian College, both in Eugene,
                                                     Oregon and holds a B.S. Degree in
                                                     Business Administration -- Finance
                                                     (1982).
Richard L.             54    President and Chief     Prior to his appointment as the
  Whitsell...........        Executive Officer of    President & C.E.O. of Capitol Valley
                             Capitol Valley Bank,    Bank, Mr. Whitsell served as the Vice
                             Roseville,              President and Branch Administrator for
                             California              Humboldt Bank since 1997. From 1994
                                                     through May 1997 he was Vice President
                                                     & Branch Manager for the Bank's Arcata
                                                     Office. From January 1992 through May
                                                     1996 he was Senior Vice President and
                                                     Branch Administrator for U.S. Bank in
                                                     Reno, Nevada. Prior to that he was
                                                     Senior Vice President and Branch
                                                     Administrator for Bank of America in
                                                     Reno, Nevada for approximately two
                                                     years and has been in banking for over
                                                     27 years. Mr. Whitsell holds a Bachelor
                                                     of Science degree from Sacramento State
                                                     and a Masters (equivalent) from
                                                     University of Virginia.
Kenneth J. Musante...  34    Vice President and      Vice President and Manager of Humboldt
                             Manager of the          Bank's Merchant Bankcard Department
                             Merchant Bankcard       since 1993. Mr. Musante was previously
                             Department of           employed by Wells Fargo as a Technical
                             Humboldt Bank           Support Officer and Manager at their
                                                     Business Banking Division in Walnut
                                                     Creek, California from August 1992
                                                     until his employment with Humboldt
                                                     Bank. Additionally, Mr. Musante holds a
                                                     Bachelor of Science degree from the
                                                     University of California, Davis.

Compensation of Directors

     Directors of Humboldt Bancorp who are also employees of Humboldt Bancorp or its subsidiaries do not receive compensation for their service on Humboldt Bancorp's Board of Directors. During 1998, for the period January through May, non-employee directors of Humboldt Bancorp received a fee of $400 per board meeting attended and $200 per board meeting not attended; Loan Committee members received $150 per meeting attended; and all other committee members received $100 per meeting attended. Since June 1998, non-employee directors of Humboldt Bancorp received a fee of $700 per board meeting attended, $200 per board meeting not attended, $450 per special board meeting attended, and $200 per meeting for all committee meetings attended.

     After the merger, the directors of Humboldt Bancorp will receive fees in amounts which are substantially similar to those presently paid to the directors.

Limitation of Liability and Indemnification

     The Articles of Incorporation and Bylaws of Humboldt Bancorp provide for indemnification of agents including directors, officers and employees, to the maximum extent allowed by California law including the use of an indemnity agreement. Humboldt Bancorp Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the state of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of that person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if the agent acted in good faith, in a manner that person believed to be in the best interests of the corporation and its shareholders; provided that there will be no indemnification for:

     - amounts paid in settling or otherwise disposing of a pending action without court approval;

     - expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval;

     - matters in which the agent will be determined to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending will determine that the agent is entitled to be indemnified; or

     - other matters specified in the California General Corporation Law.

     Humboldt Bancorp's Articles and Bylaws provide that Humboldt Bancorp will to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Humboldt Bancorp's Bylaws also provide that Humboldt Bancorp will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Humboldt Bancorp would have the power to indemnify them for those liabilities under the provisions of applicable law or the provisions of Humboldt Bancorp's Bylaws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Humboldt Bancorp, Humboldt Bancorp has been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                HUMBOLDT BANCORP
                             EXECUTIVE COMPENSATION

     As to Humboldt Bancorp's Chief Executive Officer and each other executive officer of Humboldt Bancorp and Humboldt Bank who received total compensation in excess of $100,000 in 1998 (the "named executive officers"), the following table sets forth all cash and non-cash compensation (including bonuses, other annual compensation, deferred compensation, and options granted) received from Humboldt Bancorp and Humboldt Bank for services performed in all capacities during the last three years.

Summary Compensation

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION
                                        ----------------------------------
                                                                 OTHER        LONG TERM COMPENSATION
                                                                 ANNUAL      -------------------------
                                                              COMPENSATION      DEFERRED       OPTIONS
  NAME AND PRINCIPAL POSITION    YEAR    SALARY    BONUS(1)       (2)        COMPENSATION(3)   GRANTED
  ---------------------------    ----   --------   --------   ------------   ---------------   -------
Theodore S. Mason..............  1998   $125,000   $58,809       $2,434         $150,000        5,500
  President and Chief            1997   $125,000   $45,990       $1,782         $125,000        6,050
  Executive Officer              1996   $105,000   $70,906       $1,658         $100,000        6,655
Alan J. Smyth..................  1998   $ 85,000   $12,932       $3,704         $ 90,000            0
  Senior Vice President and      1997   $ 85,000   $ 1,865       $2,107         $ 75,000        5,775
  Chief Financial Officer        1996   $ 70,000   $68,017       $2,331         $ 50,000        3,327
Ronald V. Barkley..............  1998   $ 85,000   $35,550       $2,279         $ 45,000            0
  Senior Vice President and      1997   $ 85,000   $34,991       $1,882         $ 60,000        5,775
  Loan Administrator             1996   $ 70,000   $12,926       $2,250         $ 45,000        3,327
Paul A. Ziegler................  1998   $ 77,000   $51,340       $  738         $     --            0
  Executive Vice President       1997   $ 77,000   $25,825       $  554         $     --       14,025
                                 1996   $ 70,000   $24,600       $  631         $     --        3,327

-------------------------
(1) Includes amounts paid to Messrs. Mason, Smyth, Barkley, and Ziegler as provided by Humboldt Bank's Incentive Bonus Plan.

(2) Includes amounts imputed to Messrs. Mason, Smyth, Barkley, and Ziegler as income for tax purposes as provided by Humboldt Bank's automobile program and Humboldt Bank's life insurance program.

(3) Includes amounts of salary or bonus deferred by Messrs. Mason, Smyth, and Barkley as provided by Humboldt Bank's Deferred Compensation Plan. The amounts in this column are not included in the Salary and Bonus columns.

     Employment Contracts

     Humboldt Bank entered into an employment agreement with Mr. Mason on May 1, 1989, whereby Mr. Mason agreed to serve as Humboldt Bank's President and Chief Executive Officer. The term of this agreement was extended on December 10, 1996, to January 1, 2001. The agreement has been revised to refer to Humboldt Bancorp effective July 15, 1999 and has been extended to January 1, 2002. Under the terms of the agreement, Mr. Mason is entitled to receive a base salary of $125,000 per year and an incentive bonus based on a percentage ranging from 4% to 2.5% of Humboldt Bancorp's pre-tax net profits as provided by an Incentive Bonus Plan. During his term of employment, Mr. Mason may be reimbursed for travel, meals, entertainment expenses, service to charitable organizations, and membership in selected committees and other organizations. In addition, he is eligible for typical employee benefits including paid vacation, sick leave, medical insurance, and the use of an automobile owned by Humboldt Bank.

     Humboldt Bank entered into an employment agreement with Mr. Smyth on August 19, 1989, whereby Mr. Smyth agreed to serve as Humboldt Bank's Senior Vice President, Chief Financial Officer and Cashier. Mr. Smyth's employment agreement was for an initial three years to be automatically renewed for successive one-year terms. Mr. Smyth's current annual salary is $85,000 per annum. In addition, Mr. Smyth is entitled to a percentage of Humboldt Bank's pre-tax profits ranging from 2% to .5%.

     Humboldt Bank entered into an employment agreement with Mr. Barkley on June 1, 1989, whereby Mr. Barkley agreed to serve as Humboldt Bank's Senior Vice President and Senior Loan Officer. Mr. Barkley's employment agreement was for an initial two years to be automatically renewed for successive one-year terms. Mr. Barkley's current annual salary is $85,000 per annum. In addition, Mr. Barkley is entitled to a percentage of Humboldt Bancorp's pre-tax profits ranging from 2% to .5%.

Benefit Plans

     Retirement Plan: Currently, Humboldt Bank has a defined contribution retirement plan covering substantially all of Humboldt Bank's employees. Management is in the process of adopting the plan as a Humboldt Bancorp Plan for which Humboldt Bank and Capitol Valley Bank will sign on as sponsors. Bank contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code. Salaries and employee benefits expense includes Bank contributions to the plan of $189,000 during 1998, $134,000 during 1997 and $98,000 during 1996.

     Director Fee Plan: Humboldt Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each director of Humboldt Bancorp to elect to receive his/her director's fees in the form of Humboldt Bancorp common stock, cash, or a combination of Humboldt Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bank director. If deferral is elected, the amount of the director's fees will be credited to an account on behalf of the director. However, this crediting will constitute a mere promise on the part of Humboldt Bank and Humboldt Bancorp to pay/distribute on this account. The account is otherwise unsecured and unfunded, and creditors of Humboldt Bank and Humboldt Bancorp with general claims may assert a right to the account. The Fee Plan provides for the issuance of up to 40,000 shares of Humboldt Bancorp common stock. The amount of director fees deferred in 1998 was $58,000, in 1997 was $43,000, and in 1996 was $20,000. At December 31, 1998, the liability for amounts due under this plan totaled $110,000 or approximately 4,800 shares of stock.

     Employee Stock Bonus Plan: Currently, Humboldt Bank has an Employee Stock Bonus Plan, which is funded annually at the sole discretion of the Board of Directors. Management is in the process of adopting the plan as a Humboldt Bancorp Plan for which Humboldt Bank would be a sponsor. Capitol Valley Bank would not initially become a sponsor. Funds are invested in Humboldt Bancorp common stock, when available, which is purchased at the current market price on behalf of all employees except the executive officers of Humboldt Bancorp. The compensation cost recognized for 1998, 1997, and 1996 was $20,000 each year.

     Post-Employment Benefit Plans and Life Insurance Policies: Humboldt Bancorp and Humboldt Bank have entered into Officer Salary Continuation Agreements and Deferred Compensation Agreements with key executive officers. The Officer Salary Continuation Agreements provide for payments in the event of retirement, death, disability or change in control. The Deferred Compensation Agreements allow the employees to defer a portion of current compensation in exchange for Humboldt Bancorp's and Humboldt Bank's commitment to pay a deferred benefit at retirement. Deferred compensation is vested as to the amounts deferred. If death occurs prior to or during retirement, Humboldt Bancorp will pay the employee's beneficiary or estate the benefits set forth in the agreement. Both the Officer Salary Continuation Agreements and the Deferred Compensation Agreements are unfunded although, as discussed below, Humboldt Bancorp has purchased life insurance policies in connection with the implementation.

     The Officer Salary Continuation Agreements provide that upon retirement, or death prior to retirement, the following executive officers will be entitled to the following benefits: Theodore S. Mason -- $50,000 per year for 15 years; Alan
J. Smyth -- $40,000 per year for 10 years; Ronald V. Barkley -- $40,000 per year for 10 years; Paul A. Ziegler -- $75,481 for 15 years; Kenneth J.
Musante -- $78,542 per year for 15 years. In the event of disability, these employees will be entitled to the following amounts payable over the same period unless otherwise noted: Theodore S. Mason -- $387,739, Alan J.
Smyth -- $252,237, Ronald V. Barkley -- $252,237, Paul A. Ziegler -- $17,638 in a lump sum or as otherwise agreed to, and Kenneth J. Musante -- $112,653 in a lump sum or as otherwise agreed to. Salary continuation benefits may also be paid if termination is without cause or due to a change in control of Humboldt Bancorp. Otherwise, no benefits are paid upon termination.

     The Officer Salary Continuation Agreements define a change in control as:

     as that event that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A under the 1934 Act or in response to any other form or report to the regulatory agencies or governmental authorities having jurisdiction over Humboldt Bank or any stock exchange on which Humboldt Bank or Humboldt Bancorp shares are listed which requires the reporting of a change in control;

     any merger, consolidation or reorganization of Humboldt Bank or Humboldt Bancorp in which Humboldt Bank or Humboldt Bancorp does not survive;

     any sale, lease exchange, mortgage, pledge, transfer or other disposition of any assets of Humboldt Bank or Humboldt Bancorp having an aggregate fair market value of 50% of the total value of the assets of Humboldt Bank or Humboldt Bancorp, reflected in the most recent balance sheet of Humboldt Bank or Humboldt Bancorp;

     any person as defined in the 1934 Act is or becomes the beneficial owner, directly or indirectly, of Humboldt Bancorp securities representing 25% or more of the combined voting power of Humboldt Bancorp's then outstanding securities;

     in any one-year period, individuals who at the beginning of such period constitute the Board of Directors of Humboldt Bank or Humboldt Bancorp cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by Humboldt Bancorp's shareholders, of each new director is approved by a vote of at least 3/4 of the directors then still in office who were directors at the beginning of the period; or

     a majority of the members of the Board of Directors of Humboldt Bank or Humboldt Bancorp in office prior to the happening of any event determines in their sole discretion that as a result of such event there has been a change in control.

In the event of a change of control the executive officers named below will be entitled to full vesting of their benefits under the Officer Salary Continuation Agreements, and if an executive officer in connection with the change of control is terminated without cause, he shall be entitled to the fully vested payments. The fully vested payments are as follows: Theodore S. Mason -- $387,739, Alan J. Smyth -- $252,237, Ronald V. Barkley -- $252,237, Paul A. Ziegler -- $17,638,
and Kenneth J. Musante -- $146,665.

     Humboldt Bank has purchased single premium life insurance policies in connection with the implementation of these salary continuation and deferred compensation plans. The policies provide protection against the adverse financial effects from their death and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but Humboldt Bank or Humboldt Bancorp is the owner and beneficiary. At December 31, 1998, 1997, and 1996, the cash surrender value of these policies totaled approximately $4,943,000, $4,810,000 and $4,583,000, respectively.

     At December 31, 1998, 1997, and 1996, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $2,038,000, $1,451,000, and $932,000, respectively. In the event of death or under other selected circumstances, Humboldt Bank or Humboldt Bancorp is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, Humboldt Bank does not consider it probable that this contingent liability will be incurred or that in the event of death, a liability would be material after consideration of life insurance benefits.

     Stock Option Plan: Humboldt Bancorp has a stock option plan under which incentive and non-statutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 414,777 shares of Humboldt Bancorp's issued and outstanding no par value common stock may be granted under the Humboldt Bancorp stock option plan by the Board of Directors or a committee of the board, to directors, officers, and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. As of December 31, 1998, 183,862 options were outstanding under the Humboldt Bancorp Stock Option Plan. Options cannot have an exercise period of longer than ten years. Incentive stock options have vesting schedules of three years, and non-statutory stock options vest immediately. In addition, as of December 31, 1998, 710,697 options are outstanding as a result of Humboldt Bancorp's assumption of Humboldt Bank options granted prior to the reorganization.

     The Stock Option Plan contains an antidilution provision in the event of a private or public offering of Humboldt Bancorp common stock. Under the current antidilution provision, certain holders of outstanding options will be granted additional options to purchase shares of Humboldt Bancorp common stock based on the number of shares issued in the merger, and the public offering. Additional options will be granted to a current employee, officer or director who holds options so as to maintain an optionee's proportionate interest in Humboldt Bancorp by reason of his or her unexercised portions of options as before the issuance. However, the total number may not exceed that available for grant under the Humboldt Bancorp Stock Option Plan and the former Humboldt Bank Stock Option Plan.

     The exercise for such additional options shall be the fair market value of the Humboldt Bancorp common stock on the date of the additional grant, except that in the event of an incentive stock option, the exercise price shall be 110% if the optionee is an employee owning more than 10% of the total combined voting power of all classes of stock of Humboldt Bancorp.

     The following tables set forth the number of options granted to Humboldt Bancorp's executive officers during 1998 and the number and value of unexercised options held by these executive officers as of the end of 1998.

                         OPTION GRANTS AND EXERCISES BY
                           EXECUTIVE OFFICER IN 1998

                                                                                   POTENTIAL REALIZABLE
                                   % OF TOTAL                                        VALUE AT ASSUMED
                                 OPTIONS GRANTED                                  ANNUAL RATES OF STOCK
                       OPTIONS    TO EMPLOYEES     EXERCISE PRICE   EXPIRATION    PRICE APPRECIATION FOR
        NAME           GRANTED       IN 1998         PER SHARE         DATE         OPTION TERM 5%/10%
        ----           -------   ---------------   --------------   -----------   ----------------------
Theodore S. Mason....   5,500         100.0%           $10.73       May 9, 2008     $96,129 / $153,069

                      AGGREGATED OPTION EXERCISES IN 1998

                                                                 NUMBER OF
                                                           UNEXERCISED OPTIONS AT   VALUE OF UNEXERCISED
                                                                  YEAR-END              IN-THE-MONEY
                           SHARES ACQUIRED ON    VALUE         (EXERCISABLE/           (EXERCISABLE/
          NAME                  EXERCISE        REALIZED       UNEXERCISABLE)          UNEXERCISABLE)
          ----             ------------------   --------   ----------------------   --------------------
Theodore S. Mason........        16,910         $99,938       139,441 / 5,684        $512,208 / $53,849
Alan J. Smyth............         3,023         $16,234        68,218 / 2,841        $248,558 / $27,410
Ronald V. Barkley........         3,000         $16,140        79,611 / 2,841        $273,053 / $27,410
Paul A. Ziegler..........            --              --        31,711 / 8,341        $209,538 / $87,910

Compensation Committee Interlocks and Insider Participation

     The Personnel Committee is composed of Ronald F. Angell (Chairman), Mike Renner, Marguerite Dalianes, Larry Francesconi, John R. Winzler and Theodore Mason. Mr. Mason is president of Humboldt Bancorp and was president of Humboldt Bank. Ms. Dalianes is a former owner of Dalianes Worldwide Travel Service, which during 1998 provided travel services in the amount of $73,461 to Humboldt Bancorp and its subsidiaries.

                              SECURITIES OWNERSHIP

Principal Shareholders and Share Ownership of Management and Directors

     The following table sets forth, as of December 31, 1999, the number and percentage of shares of Humboldt Bancorp's outstanding common stock before and after the offering, which are beneficially owned, directly or indirectly, by:

     - each shareholder who owns more than 5% of the outstanding shares;

     - each of Humboldt Bancorp's directors;

     - Humboldt Bancorp's named executive officers; and

     - all of Humboldt Bancorp's directors and executive officers as a group.

The shares "beneficially owned" are determined under Securities and Exchange Commission rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he/she has the right to acquire within 60 days of December 31, 1999. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of Humboldt Bancorp.

                                      PRIOR TO THE OFFERING                                  AFTER THE OFFERING
                            -----------------------------------------   ------------------------------------------------------------
                               SHARES                                      SHARES                         MINIMUM         MAXIMUM
                            BENEFICIALLY                                BENEFICIALLY                     OFFERING        OFFERING
           NAME             OWNED(1)(2)    OPTIONS(3)(4)   PERCENTAGE   OWNED(1)(2)    OPTIONS(3)(4)   PERCENTAGE(5)   PERCENTAGE(6)
           ----             ------------   -------------   ----------   ------------   -------------   -------------   -------------
Francis and Dorothy
  Dutra...................     273,725          1,453         5.26%        273,725          1,453           4.94%           4.66%
  1964 South Maru Road
  Arcata, California 95521
Ronald F. Angell..........     106,412         37,011         2.04%        108,847         39,446           1.97%           1.89%
Marguerite Dalianes.......      58,424         36,857         1.12%         60,849         39,282           1.10%           1.07%
Gary L. Evans.............     112,580         67,407         2.16%        117,015         71,842           2.11%           2.06%
Lawrence Francesconi......      84,751         31,382         1.63%         86,816         33,447           1.57%           1.51%
Clayton R. Janssen........      68,028         14,390         1.31%         68,975         15,337           1.25%           1.19%
James O. Johnson..........      23,082          7,114            *          23,550          7,582              *               *
John McBeth...............     124,596          7,114         2.39%        125,064          7,582           2.26%           2.14%
Michael Renner............      54,965         10,579         1.06%         55,661         11,275           1.01%              *
John R. Winzler...........     134,028         52,164         2.58%        137,460         55,596           2.48%           2.39%
Jerry L. Thomas...........      14,476          4,250            *          14,756          4,530              *               *
Edythe E. Vaissade........      97,134         73,383         1.87%        101,962         78,211           1.84%           1.81%
Theodore S. Mason.........     192,440        157,646         3.70%        202,813        168,019           3.66%           3.61%
Alan J. Smyth.............      98,835         78,054         1.90%        103,971         83,190           1.88%           1.85%
Ronald V. Barkley.........      78,717         78,217         1.51%         83,863         83,363           1.51%           1.51%
Paul A. Ziegler...........      33,083         33,083            *          35,260         35,260              *               *
Thomas W. Weborg..........      10,266          1,100            *          10,338          1,172              *               *
All Directors and
  Executive Officers (16
  Persons)................   1,565,542        691,204        30.08%      1,610,925        736,587          29.09%          28.12%

-------------------------
 *  Less than 1%.

(1) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable within 60 days of December 31, 1999, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such shareholder's name.

(2) Reflects an increase in the number of shares of common stock as a result of the 10% stock dividend declared on January 11, 2000, payable on February 7, 2000.

(3) Represents options that may be exercised within sixty days. The number of shares of common stock subject to options are included in the Shares Beneficially Owned column.

(4) Reflects an increase in the number of options as a result of the antidilution provision in the Stock Option Plan and the 10% stock dividend declared on January 11, 2000, payable on February 7, 2000.

(5) The percentage calculated is based on the minimum offering number of shares and an increase in the number of options as a result of the antidilution provisions in the Stock Option Plan.

(6) The percentage calculated is based on the maximum offering number of shares and reflects an increase in the number of options as a result of the antidilution provision in the Stock Option Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We have entered into a $3.8 million line of credit with Bancorp Financial Services, in which we own a 50% interest. The line of credit expires May 2, 2000, and bears interest at the prime rate published in the Wall Street Journal plus 0.25% (currently 8.50%) per annum. During the years ended December 31, 1998 and 1997, the maximum amount outstanding under the line of credit was $3.0 million and $2.0 million. Further, during the year ended December 31, 1998 and 1997, Humboldt Bank purchased $2.0 million and $6.8 million in leases generated by Bancorp Financial Services.

     Some of the Humboldt Bancorp's directors and executive officers and their immediate families, as well as the companies with which they may have interest in, have had loans with Humboldt Bank in the ordinary course of the Bank's business. In addition, Humboldt Bank expects to have loans with these persons in the future. In management's opinion, all these loans and commitments to lend were made in the ordinary course of business, were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. The outstanding balance under extensions of credit by Humboldt Bank to directors and executive officers of Humboldt Bancorp and Humboldt Bank and to the companies that these directors and executive officers may have an interest was $6,451,000, $6,218,000 and $3,624,000 as of December 31, 1998, 1997 and 1996,
respectively.

     We have, and in the future will, enter into transactions with our directors or companies in which they may have an interest. During the year ended December 31, 1998, 1997 and 1996 no transaction exceeded $60,000, except we engaged the services of Dalianes Worldwide Travel Service, which was formerly owned by Marguerite Dalianes, one of our directors. Fees paid by us to Dalianes Worldwide Travel Service for the year ended December 31, 1998 amounted to $73,461.

                              PLAN OF DISTRIBUTION

     The common stock is being offered and sold through the efforts of our directors and executive officers. Their activities in connection with this offering will be in addition to their other duties, and they will not receive any additional compensation, commission, or other remuneration for such activities.

OFFERING

     If we do not terminate the offering earlier, the offering of our common stock will continue until 640,000 shares ($8 million) are sold, or March 24, 2000, whichever first occurs, subject to the sale of at least $4 million of shares, the minimum offering. We have the right to extend the offering period for an additional 15 days until April 8, 2000.

     The purchaser must complete and execute an application to purchase common stock, as set forth in the subscription agreement. The minimum investment is 100 shares at $12.50 per share ($1,250) unless we, in our sole discretion, waive this requirement in a particular case such as the purchase of common stock by our employees, and agree to accept a subscription for a lesser number of shares. The maximum purchase for any person or household is 40,000 shares at $12.50 per share ($500,000), unless we, in our sole discretion, waive this requirement in a particular case and agree to accept a subscription for a larger number of shares. Any subscriptions will be promptly returned to the subscriber with interest, if for any reason the offering is withdrawn.

     Unless all of the shares are earlier sold or the offering is earlier terminated by us, subscriptions to purchase shares will be received until 5:00 p.m., Eureka, California time, on March 24, 2000, unless extended for an additional 15 days until April 8, 2000. We reserve the right to terminate the offering at any time.

     Upon acceptance by us, subscriptions will be binding on and may not be revoked by subscribers except with our consent. In addition, we reserve the right to cancel accepted subscriptions at any time and for any reason until the proceeds of this offering are released from escrow, and we reserve the right to reject any subscription, or a portion of any subscription, in our sole discretion. We may, in our sole discretion, allocate shares among subscribers in the event of an over-subscription for the shares. In determining which subscriptions to accept, we may take into account any factors we consider relevant, including the order in which subscriptions are received, a subscriber's potential to do business with, or to direct customers to, Humboldt Bank, Capitol Valley Bank or Capital Thrift. If we reject any subscription, or accept a subscription but in our discretion subsequently elect to cancel all or part of that subscription, we will refund promptly the amount remitted that corresponds to the share offering price multiplied by the number of shares as to which the subscription is rejected or canceled.

ESCROW ARRANGEMENTS

     Commencing on the date of this prospectus, all funds received in payment of subscriptions of common stock will be placed in escrow with Pacific Coast Banker's Bank, until March 24, 2000, or a maximum of $8 million in the sale of shares is received. We have the right to execute the offering for an additional 15 days. If we receive $4 million prior to the expiration date, we may have a closing. If a minimum of $4 million is received and a closing occurs prior to the expiration date, we may continue to offer our shares subject to the raising of the maximum amount of $8 million. In that event, we may have more than one closing. Certificates representing shares duly subscribed and paid for will be issued by our transfer agent promptly after each closing. Escrowed funds may be invested in bank certificates of deposit, short-term governmental obligations, federally insured bank accounts, and other similar investments. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the expiration date of the offering.

     Pacific Coast Banker's Bank's sole role in this offering is that of escrow holder. Pacific Coast Banker's Bank has not reviewed this prospectus and makes no representation as to the nature of this offering or its compliance or lack thereof with any applicable state or federal laws, rules, or regulations. We have agreed to pay the escrow fees should the offering fail to reach the impound amount.

HOW TO SUBSCRIBE

     Each prospective investor who desires to purchase shares of common stock should:

          1. Complete, date, and execute the Application for Subscription and substitute Form W-9 which have been delivered with this Prospectus;

          2. Make a check, bank draft, or money order payable to "Pacific Coast Banker's Bank fbo Humboldt Bancorp" in the amount of $12.50 times the number of shares subscribed for, which minimum purchase is 100 shares; and

          3. Deliver the completed Application for Subscription and check to the escrow agent at the following address:

       Pacific Coast Banker's Bank
       340 Pine Street, Suite 401
       San Francisco, California 94104
       Attn: Tracy Holcomb
       (415) 399-1900
       (415) 788-7227 facsimile

     Subscribers should retain a copy of the completed Application for Subscription for their records. The subscription price is due and payable when the Application for Subscription is delivered.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, no par value. No shares of preferred stock are authorized. As of December 31, 1999, we had 4,776,095 shares (5,253,704 shares post-dividend) of common stock outstanding.

Common Stock

     The holders of our common stock are entitled to one vote, in person or by proxy, per share on any matter requiring shareholder action. Holders of common stock are entitled to dividends when, as, and if declared by the board of directors from funds legally available therefor subject to certain restrictions on payment of dividends imposed by the California Corporations Code and other applicable regulatory limitations. The holders of common stock have no preemptive or other subscription rights and there are no redemption, sinking fund, or conversion privileges applicable to the common stock. Upon our liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Transfer Agent

     The transfer agent and registrar for our common stock is Illinois Stock Transfer.

                                    EXPERTS

     The financial statements of Humboldt Bancorp and subsidiary as at December 31, 1998, and for each of the three years in the period then ended included in this document have been audited by Richardson & Company, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

     The consolidated balance sheet of Global Bancorp and subsidiary as at December 31, 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended included in this document have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Global Bancorp and Subsidiary as of December 31, 1997, and for each of the two years in the period ended December 31, 1997, included in this document have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the common stock offered by Humboldt Bancorp is being passed upon by Bartel Eng Linn & Schroder, a Law Corporation, Sacramento, California.

                      WHERE YOU CAN FIND MORE INFORMATION

     Humboldt Bancorp has filed a registration statement on Form S-1 to register with the Commission the common stock to be issued to shareholders in the offering. This document is a part of that Registration Statement. As allowed by the Commission's rules, this document does not contain all of the information you can find in the registration statement or the documents provided as in the exhibits to the registration statement.

     Humboldt Bancorp files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements and other information filed by Humboldt Bancorp at the Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. You will also be able to obtain the Commission filings from commercial document retrieval services and at the Commission's web site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
HUMBOLDT BANCORP AND SUBSIDIARY
Independent Auditor's Report................................   F-2
Consolidated Balance Sheets, December 31, 1997 and 1998, and
  September 30, 1999 (unaudited)............................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited).....   F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1996, 1997 and 1998, and
  for the Nine Month Period Ended September 30, 1999
  (unaudited)...............................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited).....   F-6
Notes to Consolidated Financial Statements..................   F-7
GLOBAL BANCORP AND SUBSIDIARY
Report of Independent Accountants...........................  F-35
Report of Independent Certified Public Accountants..........  F-36
Consolidated Balance Sheets, December 31, 1997 and 1998, and
  September 30, 1999 (unaudited)............................  F-37
Consolidated Statements of Earnings for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited).....  F-38
Consolidated Statement of Stockholders' Equity for the Years
  Ended December 31, 1996, 1997 and 1998, and for the Nine
  Month Period Ended September 30, 1999 (unaudited).........  F-39
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited).....  F-40
Notes to Financial Statements...............................  F-41

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Humboldt Bancorp and Subsidiary
Eureka, California

     We have audited the accompanying consolidated balance sheets of Humboldt Bancorp (Bancorp) and Subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humboldt Bancorp and Subsidiary at December 31, 1997 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

Richardson & Company
Sacramento, California
January 15, 1999, except
for Note Y, as to which
the date is January 14, 2000

                        HUMBOLDT BANCORP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,
                                                           -------------------   SEPTEMBER 30,
                                                             1997       1998         1999
                                                           --------   --------   -------------
                                                                                  (UNAUDITED)
ASSETS
  Cash and due from banks................................  $ 21,442   $ 28,626     $ 25,401
  Interest-bearing deposits in other banks...............     3,020      3,020           20
  Federal funds sold.....................................     3,520      2,250       56,145
  Investment securities, at fair value...................    80,180     77,802      106,210
  Loans held for sale....................................        48      7,677          719
  Loans and lease financing receivables, net of allowance
     for loan and lease losses and deferred loan fees....   157,464    178,361      202,379
  Premises and equipment, net............................     5,635      7,950        9,421
  Accrued interest receivable and other assets...........    12,778     14,289       18,872
                                                           --------   --------     --------
       Total Assets......................................  $284,087   $319,975     $419,167
                                                           ========   ========     ========
LIABILITIES
  Deposits
     Noninterest-bearing.................................  $ 70,767   $ 96,884     $118,267
     Interest-bearing....................................   184,419    187,083      257,548
                                                           --------   --------     --------
       Total Deposits....................................   255,186    283,967      375,815
  Accrued interest payable and other liabilities.........     3,586      4,758        5,898
  Long-term debt.........................................     1,761      3,402        4,638
                                                           --------   --------     --------
       Total Liabilities.................................   260,533    292,127      386,351
  Commitments and contingencies (see accompanying notes)
STOCKHOLDERS' EQUITY
  Common stock, no par value; 50,000,000 shares
     authorized with 1,576,542, 1,787,954 and 4,721,361
     (unaudited) shares issued and outstanding in 1997,
     1998 and 1999, respectively.........................    20,495     25,580       27,768
  Additional paid-in capital.............................       114        297          297
  Retained earnings......................................     2,200      1,485        4,671
  Accumulated other comprehensive income.................       745        486           80
                                                           --------   --------     --------
       Total Stockholders' Equity........................    23,554     27,848       32,816
                                                           --------   --------     --------
       Total Liabilities and Stockholders' Equity........  $284,087   $319,975     $419,167
                                                           ========   ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                ---------------------------   -----------------
                                                 1996      1997      1998      1998      1999
                                                -------   -------   -------   -------   -------
                                                                                 (UNAUDITED)
INTEREST INCOME
  Interest and fees on loans and leases.......  $13,773   $15,961   $18,762   $13,998   $14,136
  Interest and dividends on investment
     securities:
     Taxable..................................    1,687     2,700     3,239     2,665     2,271
     Exempt from Federal income tax...........      577       569       739       525       631
     Dividends................................      102        83        78        48        37
  Interest on federal funds sold..............      374       612       512       421       696
  Interest on deposits in other banks.........       49       128       174       132        73
                                                -------   -------   -------   -------   -------
       Total Interest Income..................   16,562    20,053    23,504    17,789    17,844
INTEREST EXPENSE
  Interest on deposits........................    5,501     6,973     7,565     5,735     5,410
  Interest on long-term debt and other
     borrowings...............................       48        51       177       120       225
                                                -------   -------   -------   -------   -------
       Total Interest Expense.................    5,549     7,024     7,742     5,855     5,635
                                                -------   -------   -------   -------   -------
NET INTEREST INCOME...........................   11,013    13,029    15,762    11,934    12,209
  Provision for loan and lease losses.........      533       773     2,124     1,541       697
                                                -------   -------   -------   -------   -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
  AND LEASE LOSSES............................   10,480    12,256    13,638    10,393    11,512
OTHER INCOME
  Fees and other income.......................    4,285     6,911     9,731     6,815    11,731
  Service charges on deposit accounts.........      709     1,300     2,097     1,543     1,805
  Net gain (loss) on sale of loans............       75      (204)      645       251       349
  Net investment securities gains (losses)....      678       102                           (93)
                                                -------   -------   -------   -------   -------
       Total Other Income.....................    5,747     8,109    12,473     8,609    13,792
OTHER EXPENSES
  Salaries and employee benefits..............    5,592     6,806     9,151     6,763     8,659
  Net occupancy and equipment expense.........    1,792     2,466     2,711     1,962     2,092
  Other expenses..............................    3,941     6,224     7,716     5,746     9,826
                                                -------   -------   -------   -------   -------
       Total Other Expenses...................   11,325    15,496    19,578    14,471    20,577
                                                -------   -------   -------   -------   -------
  Income Before Income Taxes..................    4,902     4,869     6,533     4,531     4,727
  Provision for income taxes..................    1,926     1,611     2,517     1,720     1,537
                                                -------   -------   -------   -------   -------
Net Income....................................  $ 2,976   $ 3,258   $ 4,016   $ 2,811   $ 3,190
                                                =======   =======   =======   =======   =======
Net Income Per Share..........................  $  0.65   $  0.68   $  0.83   $  0.58   $  0.64
                                                =======   =======   =======   =======   =======
Net Income Per Share -- Assuming Dilution.....  $  0.58   $  0.61   $  0.75   $  0.53   $  0.58
                                                =======   =======   =======   =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                      ACCUMULATED
                                                          COMMON STOCK       ADDITIONAL                  OTHER
                                       COMPREHENSIVE   -------------------    PAID-IN     RETAINED   COMPREHENSIVE
                                          INCOME        SHARES     AMOUNT     CAPITAL     EARNINGS      INCOME        TOTAL
                                       -------------   ---------   -------   ----------   --------   -------------   -------
BALANCE AT JANUARY 1, 1996...........                  1,266,509   $14,852                $ 1,268        $ 815       $16,935
10% stock dividend...................                    126,346     2,179                 (2,179)
Fractional shares purchased..........                                                          (5)                        (5)
Stock options exercised..............                     17,912       148                                               148
Comprehensive income:
  Net income.........................     $2,976                                            2,976                      2,976
  Other comprehensive loss, net of
    tax:
    Unrealized holding losses on
      securities available-for-sale
      arising during the year, net of
      taxes of $323..................       (454)                                                         (454)         (454)
                                          ------       ---------   -------      ----      -------        -----       -------
Total comprehensive income...........     $2,522
                                          ======
BALANCE AT DECEMBER 31, 1996.........                  1,410,767    17,179                  2,060          361        19,600
10% stock dividend...................                    143,110     3,113                 (3,113)
Fractional shares purchased..........                                                          (5)                        (5)
Stock options exercised and related
  tax benefit........................                     22,665       203      $114                                     317
Comprehensive income:
  Net income.........................     $3,258                                            3,258                      3,258
  Other comprehensive income, net of
    tax:
    Unrealized holding gains on
      securities available-for-sale
      arising during the year, net of
      taxes of $274..................        384                                                           384           384
                                          ------       ---------   -------      ----      -------        -----       -------
Total comprehensive income...........     $3,642
                                          ======
BALANCE AT DECEMBER 31, 1997.........                  1,576,542    20,495       114        2,200          745        23,554
10% stock dividend...................                    160,110     4,723                 (4,723)
Fractional shares purchased..........                                                          (8)                        (8)
Stock options exercised and related
  tax benefit........................                     51,302       362       183                                     545
Comprehensive income:
  Net income.........................     $4,016                                            4,016                      4,016
  Other comprehensive loss, net of
    tax:
    Unrealized holding losses on
      securities available-for-sale
      arising during the year, net of
      taxes of $185..................       (259)                                                         (259)         (259)
                                          ------       ---------   -------      ----      -------        -----       -------
Total comprehensive income...........     $3,757
                                          ======
BALANCE AT DECEMBER 31, 1998.........                  1,787,954    25,580       297        1,485          486        27,848
5 for 2 stock split (unaudited)......                  2,681,817
Fractional shares purchased
  (unaudited)........................                                                          (4)                        (4)
Sale of common stock (unaudited).....                    153,652     1,844                                             1,844
Stock options exercised
  (unaudited)........................                     97,938       344                                               344
Comprehensive income:
  Net income (unaudited).............     $3,190                                            3,190                      3,190
  Other comprehensive loss, net of
    tax:
    Unrealized holding losses on
      securities available-for-sale
      arising during the year, net of
      taxes of $290 (unaudited)......       (406)                                                         (406)         (406)
                                          ------       ---------   -------      ----      -------        -----       -------
Total comprehensive income
  (unaudited)........................     $2,784
                                          ======
BALANCE AT SEPTEMBER 30, 1999
  (UNAUDITED)........................                  4,721,361   $27,768      $297      $ 4,671        $  80       $32,816
                                                       =========   =======      ====      =======        =====       =======

The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                              ------------------------------   --------------------
                                                                1996       1997       1998       1998       1999
                                                              --------   --------   --------   --------   ---------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
  Net income................................................  $  2,976   $  3,258   $  4,016   $  2,811   $   3,190
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan and lease losses.....................       533        773      2,124      1,541         697
    Depreciation............................................     1,041      1,565      1,586      1,131       1,115
    (Gain) loss on sale of investments......................      (678)      (102)                               93
    Amortization and other..................................       916      1,390      1,517      1,182         977
    Equity in income of subsidiary..........................                  (22)      (259)      (160)       (300)
    Decrease (increase) in loans held for sale..............     1,817         15     (7,629)    (3,190)      6,958
    Increase in interest receivable and other assets........      (520)    (1,422)      (734)      (906)       (728)
    Increase in interest payable and other liabilities......       122      1,913      1,355      2,079       1,142
                                                              --------   --------   --------   --------   ---------
      Net Cash Provided by Operating Activities.............     6,207      7,368      1,976      4,488      13,144
INVESTING ACTIVITIES
  Net decrease (increase) in interest-bearing deposits with
    banks...................................................     1,100     (3,000)                            3,000
  Net (increase) decrease in federal funds sold.............    (1,100)     3,050      1,270     (5,860)    (53,895)
  Proceeds from maturities and sales of investment
    securities
    available-for-sale......................................    33,235     22,261     28,169     20,968      27,920
  Purchases of investment securities
    available-for-sale......................................   (19,935)   (62,711)   (27,967)   (21,501)    (57,939)
  Net increase in loans and leases..........................   (30,289)   (15,491)   (23,370)   (21,860)    (24,715)
  Purchases of premises and equipment.......................    (2,096)    (1,100)    (3,901)    (3,762)     (2,586)
  Investment in partnership/subsidiary......................               (2,000)       (91)       (92)     (1,242)
  Proceeds from the sale of OREO............................                  139        322        148         175
  Premium paid on deposits purchased........................               (1,040)                           (2,355)
  Purchases of life insurance policies......................    (2,337)
                                                              --------   --------   --------   --------   ---------
      Net Cash Used by Investing Activities.................   (21,422)   (59,892)   (25,568)   (31,959)   (111,637)
FINANCING ACTIVITIES
  Net increase in deposit accounts..........................  $ 18,050   $ 62,535   $ 28,781   $ 22,099   $  91,848
  Net proceeds from long-term debt and notes payable........        22      1,000      1,700      1,700       1,300
  Payments on long-term debt and notes payable..............       (34)       (14)       (59)       (38)        (64)
  Proceeds from issuance of common stock....................       148        203        362        297       2,188
  Fractional shares purchased...............................        (5)        (5)        (8)        (8)         (4)
                                                              --------   --------   --------   --------   ---------
      Net Cash Provided by Financing Activities.............    18,181     63,719     30,776     24,050      95,268
                                                              --------   --------   --------   --------   ---------
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS..........     2,966     11,195      7,184     (3,421)     (3,225)
  Cash and due from banks at beginning of period............     7,281     10,247     21,442     21,442      28,626
                                                              --------   --------   --------   --------   ---------
      Cash and Due from Banks at End of Period..............  $ 10,247   $ 21,442   $ 28,626   $ 18,021   $  25,401
                                                              ========   ========   ========   ========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest expense........................................  $  5,535   $  6,940   $  7,755   $  5,937   $   5,435
    Income taxes............................................  $  2,666   $  1,809   $  2,830   $  1,905   $   1,835
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
  Stock dividend............................................  $  2,179   $  3,113   $  4,723   $  4,723
  Net change in unrealized gains on securities
    available-for-sale......................................  $   (777)  $    658   $   (444)  $   (141)  $    (696)
  Net change in deferred income taxes on unrealized gains on
    securities available-for-sale...........................  $    323   $   (274)  $    185   $     59   $     290
  Deposit liabilities assumed in exchange for assets
    acquired in connection with purchase of branches........             $     75                         $  72,105
  Loans transferred to OREO.................................  $    233   $     54   $    349   $    175

The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Business: Humboldt Bancorp, formed in 1995, is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Humboldt Bank. The Bank was incorporated on March 13, 1989 and opened for business on September 13, 1989. The Bank operates under a California state charter and is subject to regulation, supervision and regular examination by the Department of Financial Institutions and the Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Bank's business. The accounting and reporting policies of the Bank conform with generally accepted accounting principles and general practices within the banking industry.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Bank. All material intercompany accounts and transactions have been eliminated.

     Nature of Operations: The Bank is locally owned and operated and its primary service area is the communities of Northern California. The Bank's business is primarily focused on servicing the banking needs of individuals living and working in the Bank's primary service areas and local businesses, including retail, professional and real estate related enterprises in those service areas. The Bank offers a broad range of services to individuals and businesses with an emphasis upon efficiency and personalized attention. The Bank provides a full line of consumer services, and also offers specialized services to small businesses, middle market companies, and professional firms, such as courier services and appointment banking. The Bank offers personal and business checking and savings accounts (including individual interest-bearing negotiable orders of withdrawal ("NOW") accounts and/or accounts combining checking and savings accounts with automatic transfers), IRA and Keogh accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks. It also makes available commercial, construction, accounts receivable, inventory, automobile, home improvement, real estate, office equipment, leasehold improvement, lease receivable financing and other consumer loans (including overdraft protection lines of credit), drafts and standby letters of credit, credit card activities to both individuals (including both secured and unsecured credit cards) and merchants and travelers' checks (issued by an independent entity).

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Securities: Securities are classified as held-to-maturity if the Bank has both the intent and ability to hold those debt securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

     Securities are classified as available-for-sale if the Bank intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

     Loans and Leases Held for Sale: The Bank sells mortgage loans, the guaranteed portion of Small Business Administration (SBA)-guaranteed loans and loan participations (with servicing retained) for cash proceeds equal to the principal amount of loans, participation or leases with yield rates to the investor based upon the current market rate. In accordance with Statement of Financial Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, the Bank records an asset representing the right to service loans for others when it sells a loan and retains the servicing rights. The total cost of originating or purchasing the loans is allocated between the loan and the servicing rights, based on their relative fair values. Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates and using current expected future prepayment rates. The servicing rights are amortized in proportion to, and over the period of, estimated net servicing income, assuming prepayments.

     SFAS No. 125 also required the assessment of all capitalized servicing rights for impairment based on current fair value of those rights. For purposes of evaluating and measuring impairment, the Bank stratifies servicing rights based on the type and interest rates of the underlying loans. Impairment is measured as the amount by which the servicing rights for a stratum exceed their fair value.

     A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA loan. The Bank's investment in an SBA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA guarantee, part of the gain recognized on the sold portion of the loan may be deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

     Loans and leases held for sale are recorded at the lower of cost or market determined on an aggregate basis.

     Loans and Lease Financing Receivables: Loans and leases are stated at the amount of unpaid principal, less the allowance for losses, net deferred loan fees and costs and unearned income. Interest on loans is accrued and credited to income based on the principal amount outstanding. Unearned income on installment loans is recognized as income over the term of the loans using a method that approximates the interest method.

     The Bank's leasing operations consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. The Bank also has purchased small equipment leases from Bancorp Financial Services, a subsidiary of the Bancorp. All of the Bank's leases are classified and accounted for as direct financing leases. Under the direct financing method of accounting for leases, the total net rentals receivable under the lease contracts, net of unearned income, are recorded

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) as a net investment in direct financing leases, and the unearned income is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

     Loan origination fees and certain direct origination and acquisition costs are capitalized and recognized as an adjustment of the yield on the related loan or lease. Amortization is discontinued when the loan or lease is placed on nonaccrual status.

     Beginning in 1997, credit card origination costs were deferred and netted against the related credit card fee, if any, and the net amount was amortized on a straight-line basis over the initial privilege period. Fees received and marketing costs incurred in connection with unsuccessful efforts to create credit card relationships were recorded as revenue and expense when the refundable period expired. Amounts paid to third-party direct marketing specialists related to successful efforts to create credit card relationships were deferred and netted against related fees and all other amounts are recorded as expenses in the period the services were performed. Annual service fees are deferred and amortized over the credit card privilege period.

     Allowance for Loan and Lease Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan, including credit card receivables, and lease portfolios. Credit losses related to off-balance-sheet instruments are included in the allowance for loan and lease losses except if the loss meets the criteria for accrual under Statement of Financial Accounting Standard No. 5, in which case the amount is accrued and reported separately as a liability. Management determines the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed quarterly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans and leases deemed uncollectible are charged to the allowance. Credit card receivables are charged to the allowance when they become 120 days past due. Provisions for losses and recoveries on loans and leases previously charged off are added to the allowance.

     Commercial loans are considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loans effective interest rate or for collateral-dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

     Income Recognition on Impaired and Nonaccrual Loans and Leases: Loans and leases, including impaired loans and leases, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans and leases are well-secured and in the process of collection. If a loan or lease or a portion of a loan or lease is classified as doubtful or is partially charged off, the loan or lease is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Loans and leases may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

     While a loan or lease is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis.

     In the case where a nonaccrual loan or lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan and lease losses until prior charge-offs have been fully recovered.

     Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the related assets.

     Foreclosed Real Estate: Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank has taken physical possession, regardless of whether formal foreclosure proceedings have taken place. At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of their new cost basis or fair value minus estimated costs to sell. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

     Intangible Assets: The premiums paid to acquire the deposits of the McKinleyville, Arcata, Weaverville, Willow Creek, Loleta and Garberville branches were allocated to core deposit intangibles based on the results of valuation studies performed to determine the fair value of the deposit base acquired. Core deposit intangibles are being amortized over the estimated remaining life of the related deposits.

     Investment in Unconsolidated Subsidiary: The Bank, along with another bank, formed a California corporation, Bancorp Financial Services, Inc. for the purpose of operating an equipment leasing company. In January 1997, the Bank contributed capital totaling $2,000,000 for a 50% interest in this corporation. The investment is accounted for using the equity method. During 1998, this investment was transferred to the Bancorp.

     Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal loans and securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

     Advertising: Advertising costs are charged to operations in the year incurred.

     Net Income Per Share: Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends. Net income per share -- assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

     Off-Balance-Sheet Financial Instruments: In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

     Cash and Cash Equivalents: For the purpose of presentation in the Statement of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

     Unaudited Interim Financial Data: The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have been made. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of results to be anticipated for the year ending December 31, 1999.

     Recently Issued Accounting Standards: In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), was issued. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for financial statements issued for all quarters of all fiscal years beginning after June 15, 2000. The Bancorp has not made an assessment of the potential impact of adopting Statement No. 133 at this time.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- RESTRICTIONS ON CASH AND DUE FROM BANKS AND INTEREST-BEARING DEPOSITS
          IN OTHER BANKS

     Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve. The total requirements at December 31, 1997 and 1998 were $6,060,000 and $10,936,000, respectively.

     Interest-bearing deposits in other banks totaling $3,000,000 were pledged to MasterCard International as of December 31, 1997 and 1998 to secure the full performance of all of the Bank's payment obligations to MasterCard in connection with the Bank's MasterCard membership.

NOTE C -- INVESTMENT SECURITIES

     The amortized cost of investment securities and their approximate fair values at December 31 were as follows (dollars in thousands):

                                              AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                COST         GAINS         LOSSES       VALUE
                                              ---------    ----------    ----------    -------
DECEMBER 31, 1997:
Available-for-Sale
  U.S. Government and agency securities.....   $ 2,996       $   11                    $ 3,007
  Municipal securities......................    12,190          581                     12,771
  Collateralized mortgage obligations issued
     by U.S. government agencies............    62,433          698         $ 17        63,114
  Equity securities.........................     1,286            2                      1,288
                                               -------       ------         ----       -------
     Total available-for-sale...............   $78,905       $1,292         $ 17       $80,180
                                               =======       ======         ====       =======
DECEMBER 31, 1998:
Available-for-Sale
  U.S. Government and agency securities.....   $ 3,000       $   13                    $ 3,013
  Municipal securities......................    16,227          890         $  7        17,110
  Collateralized mortgage obligations issued
     by U.S. government agencies............    56,682          286          353        56,615
  Equity securities.........................     1,062            2                      1,064
                                               -------       ------         ----       -------
     Total available-for-sale...............   $76,971       $1,191         $360       $77,802
                                               =======       ======         ====       =======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE C -- INVESTMENT SECURITIES (CONTINUED)
     The maturities of investment securities at December 31, 1998 were as follows (dollars in thousands):

                                                             AMORTIZED     FAIR
                                                               COST        VALUE
                                                             ---------    -------
Amounts maturing in:
  3 months or less.........................................   $ 2,677     $ 2,444
  Over three months through twelve months..................    13,385      12,835
  After one year through three years.......................    36,056      36,822
  After three years through five years.....................     7,257       7,299
  After five years through fifteen years...................    10,384      10,958
  After fifteen years......................................     6,150       6,380
  Equity securities........................................     1,062       1,064
                                                              -------     -------
                                                              $76,971     $77,802
                                                              =======     =======

     The amortized cost and fair value of collateralized mortgage obligations are presented by average life in the preceding table. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

     Proceeds from sales of investment securities available-for-sale during 1996, 1997 and 1998 were $27,766,000, $12,418,000, and $445,550, respectively.
Gross gains and losses on those sales were $683,000 and $5,000 in 1996 and $108,000 and $6,000 in 1997, respectively. There were no gains or losses on the investment securities sold in 1998.

     Investment securities with an amortized cost of approximately $2,002,000 and $3,000,000 and an approximate market value of $2,009,000 and $3,013,000 at December 31, 1997 and 1998, respectively, were pledged to meet the requirements of the Federal Reserve and the U. S. Department of Justice. In addition, investment securities with an amortized cost of approximately $5,084,000 and $4,878,000 and an approximate market value of $5,173,000 and $4,804,000 at December 31, 1997 and 1998, respectively, were pledged to secure public funds and other deposits. Furthermore, investment securities with an amortized cost of approximately $5,289,000 and an approximate market value of $5,224,000 at December 31, 1998 were pledged as collateral for an advance from the Federal Home Loan Bank. In addition, investment securities with an amortized cost of approximately $2,179,000 and $10,188,000 and an approximate market value of $2,182,000 and $10,229,000 at December 31, 1997 and 1998, respectively, were pledged to Visa and Mastercard to secure the full performance of all of the Bank's payment obligations to Visa and Mastercard in connection with the Bank's Visa and Mastercard membership.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE D -- LOANS AND LEASE FINANCING RECEIVABLES, NET

     The components of loans and lease financing receivables in the balance sheets were as follows at December 31 (dollars in thousands):

                                                              1997        1998
                                                            --------    --------
Real estate -- construction and land development..........  $ 20,165    $ 20,667
Real estate -- commercial and agricultural................    65,772      80,197
Real estate -- family and multifamily residential.........    27,205      27,549
Commercial, industrial and agricultural...................    28,766      35,493
Lease financing receivables, net of unearned income of
  $1,395,000 and $1,896,000 in 1997 and 1998,
  respectively............................................     8,732       9,867
Credit card receivables...................................     7,062       5,672
Consumer loans, net of unearned income of $15,000 and
  $1,000
  in 1997 and 1998, respectively..........................     2,440       2,110
Other.....................................................       502         585
                                                            --------    --------
                                                             160,644     182,140
Deferred loan fees........................................      (809)       (724)
Allowance for loan and lease losses.......................    (2,371)     (3,055)
                                                            --------    --------
                                                            $157,464    $178,361
                                                            ========    ========

     The maturity and repricing distribution of the loan and lease portfolio at December 31, 1997 and 1998, follows (dollars in thousands):

                                                              1997        1998
                                                            --------    --------
Three months or less......................................  $ 76,777    $ 71,990
Over three months to twelve months........................    10,904      15,463
Over one year to three years..............................    24,119      28,428
Over three years to five years............................    16,517      32,113
Over five years to fifteen years..........................    22,186      21,979
Over fifteen years........................................     9,303      11,856
                                                            --------    --------
                                                             159,806     181,829
Nonaccrual loans..........................................       838         311
                                                            --------    --------
                                                            $160,644    $182,140
                                                            ========    ========

     At December 31, 1997 and 1998 approximately $2,449,000 and $1,348,000, respectively, of the Bank's credit card receivables were secured by savings accounts.

     At December 31, 1997, the recorded investment in loans for which impairment has been recognized in accordance with Statement No. 114 totaled $748,000, with a corresponding valuation allowance of $166,000. At December 31, 1998, the recorded investment in loans for which impairment has been recognized totaled $338,000, with a corresponding valuation allowance of $126,000. For the years ended December 31, 1996, 1997 and 1998, the average recorded investment in impaired loans was approximately $247,000, $156,000 and $515,000, respectively. In 1996 and 1997, the Bank recognized $2,000 and $5,000, respectively of interest on impaired loans (during the portion of the year that they were impaired), all of which was recognized on the cash basis. In 1998

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE D -- LOANS AND LEASE FINANCING RECEIVABLES, NET (CONTINUED) the Bank recognized $41,000 of interest on impaired loans (during the portion of the year that they were impaired), of which $21,000 was related to impaired loans for which interest income was recognized on the cash basis.

     In addition, at December 31, 1996, 1997 and 1998, the Bank had other nonaccrual loans of approximately $218,000, $97,000 and $246,000 for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $12,000 in 1996, $5,000 in 1997 and $16,000 in 1998. The Bank has
no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

     The Bank receives fees for servicing retained on loans and leases sold. Loans and leases being serviced by the Bank for others were as follows at December 31 (dollars in thousands):

                                                   1996        1997        1998
                                                 --------    --------    --------
Loans..........................................  $101,355    $123,232    $144,531
Lease financing receivables....................     3,078         701           2
Credit cards...................................                   904
                                                 --------    --------    --------
                                                 $104,433    $124,837    $144,533
                                                 ========    ========    ========

     An analysis of the changes in the allowance for loan and lease losses is as follows for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Beginning balance....................................  $1,868    $2,146    $2,371
  Provision for loan and lease losses................     533       773     2,124
  Credit cards charged off...........................              (475)     (956)
  Leases charged off.................................    (132)     (124)     (316)
  Loans charged off..................................    (242)     (211)     (362)
  Credit card recoveries.............................                87       105
  Lease recoveries...................................      34        34        24
  Loan recoveries....................................      85       141        65
                                                       ------    ------    ------
Ending balance.......................................  $2,146    $2,371    $3,055
                                                       ======    ======    ======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE E -- PREMISES AND EQUIPMENT

     Components of premises and equipment included the following at December 31 (dollars in thousands):

                                                               1997       1998
                                                              -------    -------
Land........................................................  $ 1,042    $ 1,962
Buildings and improvements..................................    3,269      5,168
Furniture, fixtures and equipment...........................    3,656      3,007
Leasehold improvements......................................        9        203
                                                              -------    -------
                                                                7,976     10,340
Accumulated depreciation....................................   (2,341)    (2,390)
                                                              -------    -------
                                                              $ 5,635    $ 7,950
                                                              =======    =======

NOTE F -- INVESTMENT IN UNCONSOLIDATED EQUIPMENT LEASING SUBSIDIARY

     The following information summarizes the activity of the unconsolidated equipment leasing subsidiary from inception in January 1997 through November 30, 1997 and for the twelve months ended November 30, 1998 (in thousands):

                                                               1997       1998
                                                              -------    -------
Balance sheet
  Assets....................................................  $11,794    $21,323
                                                              =======    =======
  Liabilities...............................................  $ 7,750    $16,761
  Equity....................................................    4,044      4,562
                                                              -------    -------
                                                              $11,794    $21,323
                                                              =======    =======
Income statement
  Revenues..................................................  $ 1,018    $ 3,055
  Expenses..................................................      974      2,537
                                                              -------    -------
     Net income.............................................       44        518
                                                                  X50%       X50%
                                                              -------    -------
Bancorp's share of net income...............................  $    22    $   259
                                                              =======    =======

NOTE G -- TRANSFERS OF FINANCIAL ASSETS

     During the year ended December 31, 1998, the Bank recorded $739,000 of servicing rights related to loans originated and sold. Amortization of the servicing rights was $141,000 for the year ended December 31, 1998. The estimated fair value of the servicing assets aggregated $598,000 at December 31, 1998. A valuation allowance is recorded where the fair value is below the carrying amount of the servicing assets. No valuation allowance was needed at December 31, 1998.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE H -- INTEREST-BEARING DEPOSITS

     Interest-bearing deposits consisted of the following at December 31 (dollars in thousands):

                                                      1997        1998
                                                    --------    --------
Negotiable order of withdrawal (NOW)..............  $ 21,575    $ 22,314
Savings and money market..........................    52,380      48,936
Time, $100,000 and over...........................    40,643      46,355
Other time........................................    69,821      69,478
                                                    --------    --------
                                                    $184,419    $187,083
                                                    ========    ========

     Interest expense on these deposits for the years ended December 31 is as follows (dollars in thousands):

                                                1996      1997      1998
                                               ------    ------    ------
NOW..........................................  $  162    $  190    $  207
Savings and money market.....................   1,082     1,327     1,232
Time, $100,000 and over......................   1,245     1,803     2,412
Other time...................................   3,012     3,653     3,714
                                               ------    ------    ------
                                               $5,501    $6,973    $7,565
                                               ======    ======    ======

     The maturities of time deposits at December 31, 1998 are as follows (dollars in thousands):

Three months or less........................................  $ 47,015
Over three months through twelve months.....................    57,522
Over one year through three years...........................     9,491
Over three years............................................     1,805
                                                              --------
                                                              $115,833
                                                              ========

NOTE I -- LINE OF CREDIT

     The Bank has uncommitted federal funds lines of credit agreements with two financial institutions. The maximum borrowings available under the lines totaled $10,500,000. Availability of this line is subject to federal funds balances available for loan and continued borrower eligibility. The line is intended to support short-term liquidity, and cannot be used for more than ten consecutive business days or more than twelve times during a given thirty day period. At December 31, 1998 there were no borrowings outstanding under the agreements.

NOTE J -- LONG-TERM DEBT

     The Bank has three advances totaling $3,402,000 from the Federal Home Loan Bank (FHLB) at December 31, 1998. The first advance totaling $747,000 is due in monthly installments of principal and interest, at 6.19%, of approximately $5,000 through February 15, 2004. The second advance of $1,000,000 is due at maturity on December 31, 2007. Interest is due semi-annually at 6.18%. The third advance totaling $1,655,000 is due in monthly installments of principal and interest, at 6.08%, of approximately $14,000 through April 8, 2013. Investment securities with an amortized

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE J -- LONG-TERM DEBT (CONTINUED)
cost of $5,289,000 and approximate fair value of $5,224,000 at December 31, 1998, were held as collateral for these three advances. The Bank also had loans with an approximate principal balance of $1,991,000 at December 31, 1998 pledged as collateral for these advances.

     Scheduled principal repayments of long-term debt, assuming no changes in their terms, for the five years ending December 31, 2003 are as follows (dollars in thousands):

1999.....................................................  $ 86
2000.....................................................    93
2001.....................................................    99
2002.....................................................   107
2003.....................................................   114

NOTE K -- FEES AND OTHER INCOME

     Fees and other income consisted of the following for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Merchant credit card processing fees.................  $2,508    $3,906    $6,177
Lease residuals and rentals..........................     752     1,306     1,575
Credit card program fees.............................     169       778     1,019
Fees for customer services...........................     287       291       346
Earnings on life insurance...........................     142       195       106
Loan and lease servicing fees........................     370       346        87
Other (none exceeding 1% of revenues)................      57        89       421
                                                       ------    ------    ------
                                                       $4,285    $6,911    $9,731
                                                       ======    ======    ======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE L -- OTHER EXPENSES

     Other expenses consisted of the following for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Merchant credit card program.........................  $  434    $  822    $2,665
Professional and other outside services..............     693     1,342     1,122
Stationery, supplies and postage.....................     542       887       884
Telephone and travel.................................     424       478       598
Amortization of core deposit intangible..............     372       426       372
Credit card program..................................     170     1,021       346
Data processing and ATM fees.........................     199       170       324
Development..........................................     129       242       249
Advertising..........................................     235       265       247
FDIC and other insurance.............................     480       164       186
Other (none exceeding 1% of revenues)................     263       407       723
                                                       ------    ------    ------
                                                       $3,941    $6,224    $7,716
                                                       ======    ======    ======

NOTE M -- INCOME TAXES

     The components of income tax expense included in the statements of operations were as follows for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Currently payable
  Federal............................................  $1,757    $1,707    $2,104
  State..............................................     624       602       735
                                                       ------    ------    ------
                                                        2,381     2,309     2,839
Deferred tax benefit
  Federal............................................    (324)     (606)     (394)
  State..............................................    (131)     (206)     (111)
                                                       ------    ------    ------
                                                         (455)     (812)     (505)
Tax benefit of exercised stock options recorded as
  additional paid in capital.........................               114       183
                                                       ------    ------    ------
Net provision for income taxes.......................  $1,926    $1,611    $2,517
                                                       ======    ======    ======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE M -- INCOME TAXES (CONTINUED)
     A reconciliation of income taxes computed at the federal statutory rate of 34% and the provision for income taxes for the years ended December 31 are as follows (dollars in thousands):

                                                         1996      1997      1998
                                                        ------    ------    ------
Income tax at Federal statutory rate..................  $1,667    $1,655    $2,221
  State franchise tax, less federal income tax
     benefit..........................................     366       348       467
  Interest on municipal obligations exempt from
     Federal tax......................................    (193)     (176)     (227)
  Nonstatutory stock option expense...................     (91)
  Interest on enterprise zone loans exempt from State
     tax..............................................     (58)      (52)      (38)
  Life insurance earnings and expenses................     (20)      (93)      (55)
  Deferred tax asset valuation allowance change.......     252       (99)      122
  Other differences...................................       3        28        27
                                                        ------    ------    ------
Provision for income taxes............................  $1,926    $1,611    $2,517
                                                        ======    ======    ======

     The tax effects of temporary differences that give rise to the components of the net deferred tax asset recorded as an other asset as of December 31 were as follows (dollars in thousands):

                                                               1997      1998
                                                              ------    ------
Deferred tax assets:
  Allowance for loan and lease losses.......................  $  795    $  944
  Nonqualified benefit plans................................     681       984
  Deferred loan fees........................................     333       295
  State franchise taxes.....................................     205       249
  Depreciation..............................................     397       525
  Merchant Bankcard program.................................     280       379
  Core deposit intangible amortization......................     115       186
  Deferred credit card fees.................................     110        84
  Other.....................................................      53        88
                                                              ------    ------
     Total deferred tax assets..............................   2,969     3,734
  Valuation allowance for deferred tax assets...............    (319)     (441)
                                                              ------    ------
     Deferred tax assets recognized.........................   2,650     3,293
Deferred tax liabilities:
  Unrealized securities holding gains.......................     530       346
  Equity in income of subsidiaries..........................       8       116
  FHLB stock dividends......................................      33        49
  Other.....................................................      25        40
                                                              ------    ------
     Total deferred tax liabilities.........................     596       551
                                                              ------    ------
     Net deferred tax asset.................................  $2,054    $2,742
                                                              ======    ======

     Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on the Bank's tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE M -- INCOME TAXES (CONTINUED)
conform to the tax returns as filed. A valuation allowance has been established to reduce deferred tax assets to the amount that is more likely than not to be realized.

     Income taxes payable were $199,000 and $207,000 at December 31, 1997 and 1998, respectively. The income tax expense related to net investment securities gains was $281,000 and $42,000 during 1996 and 1997, respectively. There were no net investment gains during 1998.

NOTE N -- EARNINGS PER SHARE

     The following is a computation of basic and diluted earnings per share for the years ended December 31 (dollars in thousands except per share amounts):

                                                       1996          1997          1998
                                                    ----------    ----------    ----------
Basic:
  Net income......................................  $    2,976    $    3,258    $    4,016
                                                    ==========    ==========    ==========
  Weighted-average common shares outstanding......   4,636,858     4,755,971     4,876,531
                                                    ==========    ==========    ==========
  Earnings per share..............................  $     0.65    $     0.68    $     0.83
                                                    ==========    ==========    ==========
Diluted:
  Net income......................................  $    2,976    $    3,258    $    4,016
                                                    ==========    ==========    ==========
Weighted-average common shares outstanding........   4,636,858     4,755,971     4,876,531
Net effect of dilutive stock options -- based on
  the treasury stock method using average market
  price...........................................     498,275       568,882       502,038
                                                    ----------    ----------    ----------
Weighted-average common shares outstanding and
  common stock equivalents........................   5,135,133     5,324,853     5,378,569
                                                    ==========    ==========    ==========
Earnings per share -- assuming dilution...........  $     0.58    $     0.61    $     0.75
                                                    ==========    ==========    ==========

     Options to purchase 30,250 shares of common stock at $10.25 per share were outstanding at December 31, 1997 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. All options outstanding at December 31, 1996 and 1998 were included in the computation of diluted EPS.

NOTE O -- BENEFIT PLANS

     Retirement Plan: The Bank has a defined contribution retirement plan covering substantially all of the Bank's employees. Bank contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of
Section 401(k) of the Internal Revenue Code. Salaries and employee benefits expense includes Bank contributions to the plan of $98,000 during 1996, $134,000 during 1997 and $189,000 during 1998.

     Director Fee Plan: The Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each Bank director to elect to receive his/her director's fees in the

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE O -- BENEFIT PLANS (CONTINUED)
form of Bancorp common stock, cash, or a combination of Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bank director. If deferral is elected, the amount of the director's fees shall be credited to an account on behalf of the director, however, such crediting shall constitute a mere promise on the part of the Bank and Bancorp to pay/distribute on this account. The account is otherwise unsecured, unfunded and subject to the general claims of creditors of the Bank and Bancorp. The Fee Plan provides for the issuance of up to 110,000 shares of Bancorp common stock. The amount of such fees deferred in 1997 and 1998 totaled $43,000 and $58,000, respectively. At December 31, 1997 and 1998, the liability for amounts due under this plan totaled $63,000 and $110,000, respectively, or approximately 7,500 and 12,000 shares of stock.

     Employee Stock Bonus Plan: The Bancorp has an Employee Stock Bonus Plan which is funded annually at the sole discretion of the Board of Directors. Funds are invested in Bancorp stock, when available, and is purchased at the current market price on behalf of all employees except the executive officers of the Bank. The compensation cost recognized for 1996, 1997 and 1998 was $20,000 each year.

NOTE P -- STOCK OPTION PLAN

     At December 31, 1998, the Bancorp has a stock-based compensation plan consisting of a fixed stock option plan which is described below. The Bancorp applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Bancorp's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, the Bancorp's net income and net income per share would have been adjusted to the pro forma amounts indicated below (dollars in thousands except per share amounts):

                                                         1996      1997      1998
                                                        ------    ------    ------
Net income
  As reported.........................................  $2,976    $3,258    $4,016
  Pro forma...........................................   2,946     3,194     3,716
Net income per share
  As reported.........................................    0.65      0.68      0.83
  Pro forma...........................................    0.64      0.67      0.76
Net income per share -- assuming dilution
  As reported.........................................    0.58      0.61      0.75
  Pro forma...........................................    0.57      0.60      0.69

     The Bancorp has a stock option plan under which incentive and nonstatutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 456,255 shares of the Bancorp's no par value common stock may be granted under the plan by the Board of Directors to directors, officers and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. In addition, 781,767 options are outstanding that were granted by Humboldt Bank prior to the formation of the Bancorp. Options may have an exercise

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE P -- STOCK OPTION PLAN (CONTINUED)
period of not longer than 10 years and the options are subject to a graded vesting schedule of 33% per year for incentive stock options. Nonstatutory stock options vest immediately.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998, respectively; dividend yield of zero for all years; expected volatility of 9.40 percent for 1996, 10.69 for 1997 and 1998; risk-free interest rates of 5.54 percent and 6.29 percent for 1996, 5.85 percent and 6.48 percent for 1997 and 5.95 percent for 1998 for the incentive options; risk-free interest rates of 5.85 percent and 6.65 percent for 1996, 5.86 percent and 6.87 percent for 1997 and 5.94 percent and 5.02 percent for 1998 for the nonstatutory options; and expected lives of 10 years for the incentive options for all years and 5 years for the nonstatutory options granted in 1996 and 10 years for nonstatutory options granted in 1997 and 1998.

     A summary of stock option activity, adjusted to give effect to stock dividends and the 1999 stock split (unaudited) follows:

                                                     INCENTIVE STOCK OPTIONS
                          ------------------------------------------------------------------------------
                                    1996                       1997                       1998
                          ------------------------   ------------------------   ------------------------
                            WEIGHTED-                  WEIGHTED-                  WEIGHTED-
                             AVERAGE                    AVERAGE                    AVERAGE
                          EXERCISE PRICE   SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE   SHARES
                          --------------   -------   --------------   -------   --------------   -------
Shares under option at
  beginning of year.....      $2.65        478,024       $2.79        519,301       $3.75        612,328
Options granted.........       4.37         42,086        8.68        100,278        9.75          6,050
Options exercised.......                                  3.40         (4,276)       2.01        (85,624)
Options expired.........       3.47           (809)       4.08         (2,975)       8.31         (1,322)
                                           -------                    -------                    -------
Shares under option at
  end of year...........       2.79        519,301        3.75        612,328        4.08        531,432
                                           =======                    =======                    =======
Options exercisable at
  end of year...........                   444,433                    479,677                    446,815
Weighted-average fair
  value of options
  granted during the
  year..................       2.56                       4.45                       4.36

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE P -- STOCK OPTION PLAN (CONTINUED)

                                                    NONSTATUTORY STOCK OPTIONS
                          ------------------------------------------------------------------------------
                                    1996                       1997                       1998
                          ------------------------   ------------------------   ------------------------
                            WEIGHTED-                  WEIGHTED-                  WEIGHTED-
                             AVERAGE                    AVERAGE                    AVERAGE
                          EXERCISE PRICE   SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE   SHARES
                          --------------   -------   --------------   -------   --------------   -------
Shares under option at
  beginning of year.....      $2.92        514,553       $3.27        521,177       $3.84        483,320
Options granted.........       5.31         66,217       10.15         33,275        9.29         30,800
Options exercised.......       2.49        (59,593)       2.65        (71,132)       2.91        (61,536)
                                           -------                    -------                    -------
Shares under option at
  end of year...........       3.27        521,177        3.84        483,320        4.34        452,584
                                           =======                    =======                    =======
Options exercisable at
  end of year...........                   376,318                    416,966                    452,584
Weighted-average fair
  value of options
  granted during the
  year..................       1.76                       4.99                       3.80

     The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                             OPTIONS OUTSTANDING
                              -------------------------------------------------        OPTIONS EXERCISABLE
                                            WEIGHTED-AVERAGE                      ------------------------------
                                NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
  RANGE OF EXERCISE PRICES    OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
  ------------------------    -----------   ----------------   ----------------   -----------   ----------------
$1.95 to $3.23..............    430,441        3.4 years            $2.52           430,441          $2.52
$3.47 to $6.54..............    422,197        6.2 years             4.15           384,450           3.98
$9.09 to $10.25.............    131,378        9.2 years             9.83            84,508           9.80
                                -------                                             -------
$1.95 to $10.25.............    984,016        6.4 years             4.20           899,399           3.83
                                =======                                             =======

NOTE Q -- RELATED PARTY TRANSACTIONS

     The Bank has entered into transactions with its directors, executive officers and their affiliates and a subsidiary of the Bank (related parties). The following is a summary of the aggregate activity involving related party borrowers at December 31, 1997 and 1998 (dollars in thousands):

                                                               1997       1998
                                                              -------    -------
Loans outstanding at beginning of year......................  $ 3,624    $ 6,218
Loan disbursements..........................................    4,693      2,095
Loan repayments.............................................   (2,099)    (1,862)
                                                              -------    -------
  Loans outstanding at end of year..........................  $ 6,218    $ 6,451
                                                              =======    =======

     At December 31, 1997 and 1998, commitments to related parties of approximately $1,245,000 and $605,000 were undisbursed.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE Q -- RELATED PARTY TRANSACTIONS (CONTINUED)
     Deposits received from directors and officers totaled $2,013,000 and $1,531,000 at December 31, 1997 and 1998, respectively.

     The Bank made payments totaling $23,000 in 1996, $50,000 in 1997 and $73,000 in 1998 to a travel business owned by a director. Payments under contracts with directors' companies for premises remodeling, repair and engineering services totaled $17,000 in 1996, $14,800 in 1997 and $32,000 in 1998. The Bank purchased computer equipment and office furniture from businesses owned by members of executive officers' immediate families totaling $5,700 in 1996, $17,000 in 1997 and $20,000 in 1998. The Bank paid fees for payroll services and other miscellaneous expenses totaling $7,000 in 1996, $11,000 in 1997 and $4,000 in 1998 to a business with which a director is associated. In 1997, the Bank entered into a long term lease for a branch office with a company owned by a director. Payments on the lease during 1997 and 1998 totaled $13,000 and $31,000.

     During 1997, the Bancorp purchased leases that were originated by its subsidiary, Bancorp Financial Services. These outstanding lease receivable balances, net of unearned interest, totaled $5,588,000 and $5,403,000 at December 31, 1997 and 1998, respectively.

NOTE R -- COMMITMENTS AND CONTINGENT LIABILITIES

     Postemployment Benefit Plans and Life Insurance Policies: The Bank has purchased single premium life insurance policies in connection with the implementation of salary continuation and deferred compensation plans for certain key employees. The policies provide protection against the adverse financial effects from the death of a key employee and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but the Bank is the owner and beneficiary. At December 31, 1997 and 1998, the cash surrender value of these policies totaled approximately $4,810,000 and $4,943,000, respectively.

     The plans are unfunded and provide for the Bank to pay the employees specified amounts for specified periods after retirement and allow the employees to defer a portion of current compensation in exchange for the Bank's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, the Bank will pay the employee's beneficiary or estate the benefits set forth in the plans.

     At December 31, 1997 and 1998, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $1,451,000 and $2,038,000, respectively. Salary continuation benefits may be paid if termination is without cause or due to a change in control of the Bank. Otherwise no benefits are paid upon termination. Deferred compensation is vested as to the amounts deferred. In the event of death or under certain other circumstances, the Bank is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, the Bank does not consider it probable that such a contingent liability will be incurred or that in the event of death, such a liability would be material after consideration of life insurance benefits.

     Lease Commitments: The Bank leases five sites under noncancelable operating leases expiring in August 1999, September 1999, February 2006, September 2007 and October 2008. The lease expiring August 1999 includes an option to extend the lease for an additional term of one year. The lease

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE R -- COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED) expiring in February 2006 requires adjustments to the base rent after two years for changing price indices with a maximum annual increase of five percent and includes an option to renew for two consecutive five-year terms. The lease expiring September 2007 is renewable for two consecutive five-year periods and requires adjustment every September 1 based on changing price indices but not less than 2% nor more than 10%. The lease expiring October 2008 requires annual adjustments to the base rent every November 3 of the greater of 2% or the percentage increases in the Consumer Price Index and includes an option to extend the term of the lease for three consecutive five-year terms.

     As of December 31, 1998, future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

                                                                LEASE
                                                              COMMITMENT
                                                              ----------
Year ended December 31:
  1999......................................................    $  182
  2000......................................................       171
  2001......................................................       173
  2002......................................................       176
  2003......................................................       178
  Thereafter................................................       710
                                                                ------
     Total minimum lease commitments........................    $1,590
                                                                ======

     Rent expense for the years ended December 31, 1996, 1997 and 1998 totaled $94,000, $128,000 and $269,000, respectively. Sublease rental income was $14,000 in 1996 and $4,000 in 1997.

     Financial Instruments with Off-Balance-Sheet Risk: The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, credit card arrangements and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, is as follows (dollar in thousands):

                                                      CONTRACTUAL AMOUNTS
                                                      --------------------
                                                        1997        1998
                                                      --------    --------
Commitments to extend credit........................  $32,616     $42,200
Credit card arrangements............................   10,695      12,299
Standby letters of credit...........................    3,927       5,240

     Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE R -- COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, certificates of deposits and income-producing commercial properties. At December 31, 1997 and 1998, approximately $1,484,000 and $1,300,000, respectively, of the Bank's undisbursed credit card commitments were secured by deposit accounts.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All letters of credit are short-term guarantees with no guarantees extending more than two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers. The Bank holds assigned deposit accounts as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1997 and 1998 varies from zero to 100%; the average amount collateralized is approximately 37% in 1997 and 92% in 1998. None of these letters of credit were utilized during 1997 or 1998.

     The Bank has not incurred any losses on its commitments in 1996, 1997 or 1998.

     Merchant Credit and Debit Card Sales Processing: The Bank processes the settlement of credit and debit card sales for merchants located throughout the continental United States, Alaska, Hawaii and Puerto Rico. The process involves collecting funds from the card issuing bank and crediting the merchant accounts in exchange for a merchant discount and other processing fees. The more significant areas of risk associated with this process includes the risk that funds due from the card issuing bank will be uncollectible, that significant fines may be assessed for violations of VISA or MasterCard rules or that the merchant will be unable to absorb chargebacks, deliver products due to insolvency or may commit fraud. To protect the Bank from losses, merchant deposits of $46,935,000 at December 31, 1998 have been established by withholding a percentage of merchant processing volume. In addition, the Bank has accrued a liability to cover losses, if any, in excess of the merchant reserves of $680,000 and $954,000 at December 31, 1997 and 1998, respectively. No losses were incurred in 1996 or 1997. The Bank has incurred approximately $28,000 in losses during 1998. The Bank processed approximately $1.5 billion and $2.5 billion of credit and debit card sales for merchants during 1997 and 1998, respectively.

     Legal Proceedings: The Bancorp is a party to claims and legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by legal counsel to the Bancorp as to the current status of various claims and proceedings to which the Bancorp is a party, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse effect on the financial position or results of operations of the Bancorp.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE S -- CONCENTRATIONS OF CREDIT RISK

     Most of the Bank's business activity is with customers located within the State of California, primarily in Northern California except for the merchant credit card debit card sales processing as discussed in Note R. The economy of the Bank's primary service area is heavily dependent on the area's major industries which are timber, commercial fishing, agriculture and tourism. General economic conditions or natural disasters affecting the primary service area or its major industries could affect the ability of customers to repay loans and the value of real property used as collateral.

     In addition to the types of loans as set forth in Note D, the Bank has concentrations in out-of-area participation loans, motel loans and construction loans. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers on a secured basis in excess of 25% of its unimpaired capital (shareholders' equity plus the allowance for loan and lease losses) and on an unsecured basis in excess of 15% of its unimpaired capital.

     The Bank places its cash investments primarily in financial instruments backed by the U.S. Government and its agencies or by high quality financial institutions or corporations. At December 31, 1997 and 1998, approximately 15% and 9%, respectively, of the Bank's net worth was invested in federal funds sold to a New York bank. In addition, at December 31, 1998, the Bank had deposits in federally insured banks in excess of federally insured limits by $3,851,000.

NOTE T -- REGULATORY MATTERS

     Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 1998, $8,043,000 was available for cash dividend distribution without prior approval.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minium capital requirements can initiate certain mandatory -- and possible additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE T -- REGULATORY MATTERS (CONTINUED)
     As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                   TO BE WELL
                                                                               CAPITALIZED UNDER
                                                            FOR CAPITAL        PROMPT CORRECTIVE
                                          ACTUAL         ADEQUACY PURPOSES     ACTION PROVISIONS
                                      ---------------    ------------------    ------------------
                                      AMOUNT    RATIO     AMOUNT     RATIO      AMOUNT     RATIO
                                      -------   -----    ---------   ------    ---------   ------
                                                            (IN THOUSANDS)
As of December 31, 1997:
  Total Capital (to Risk Weighted
     Assets)........................  $23,118   12.02%   $$15,381     $8.0%    $$19,226    $10.0%
  Tier I Capital (to Risk Weighted
     Assets)........................  $20,747   10.79%   $$ 7,690     $4.0%    $$11,536    $ 6.0%
  Tier I Capital (to Average
     Assets)........................  $20,747    7.38%   $$11,238     $4.0%    $$14,047    $ 5.0%
As of December 31, 1998:
  Total Capital (to Risk Weighted
     Assets)........................  $25,683   11.66%   $$17,617     $8.0%    $$22,022    $10.0%
  Tier I Capital (to Risk Weighted
     Assets)........................  $22,931   10.41%   $$ 8,809     $4.0%    $$13,213    $ 6.0%
  Tier I Capital (to Average
     Assets)........................  $22,931    7.23%   $$12,690     $4.0%    $$15,863    $ 5.0%

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE U -- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

     Condensed balance sheets as of December 31, 1997 and 1998 and the related condensed statements of operations and cash flows for the three years in the period ended December 31, 1998 for Humboldt Bancorp (parent company only) are presented as follows (dollars in thousands):

                            CONDENSED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
ASSETS
  Cash......................................................  $   504    $   805
  Other assets..............................................       13        197
  Investment in subsidiaries................................   22,292     26,443
                                                              -------    -------
                                                              $22,809    $27,445
                                                              =======    =======
LIABILITIES
  Other liabilities.........................................             $    83

STOCKHOLDERS' EQUITY
  Common stock..............................................  $20,495     25,580
  Additional paid-in capital................................      114        297
  Retained earnings.........................................    2,200      1,485
                                                              -------    -------
                                                              $22,809    $27,445
                                                              -------    -------

                       CONDENSED STATEMENTS OF OPERATIONS

                                                        YEAR ENDED DECEMBER 31,
                                                       --------------------------
                                                        1996      1997      1998
                                                       ------    ------    ------
Dividends from subsidiaries..........................                      $2,085
Other income.........................................  $    1    $    2         3
Expenses.............................................     (20)      (24)      (87)
                                                       ------    ------    ------
(Loss) income before taxes...........................     (19)      (22)    2,001
Tax (expense) benefit................................      (3)      106       (51)
                                                       ------    ------    ------
(Loss) income before equity in income of
  subsidiaries.......................................     (22)       84     1,950
Equity in undistributed income of subsidiaries.......   2,998     3,174     2,066
                                                       ------    ------    ------
  Net income.........................................  $2,976    $3,258    $4,016
                                                       ======    ======    ======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE U -- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                            -----------------------------
                                                             1996       1997       1998
                                                            -------    -------    -------
Operating activities:
  Net income..............................................  $ 2,976    $ 3,258    $ 4,016
  Adjustments to reconcile net income to net cash (used)
     provided by operating activities:
     Dividends from subsidiaries..........................                         (2,085)
     Equity in undistributed income of subsidiaries.......   (2,998)    (3,174)    (2,066)
     Amortization.........................................        4          4          4
     Increase in other assets.............................      (21)                 (188)
     Increase in other liabilities........................                             83
                                                            -------    -------    -------
       Net cash (used) provided by operating activities...      (39)        88       (236)
Investing activities:
  Reimbursement from subsidiary...........................                 114        183
                                                            -------    -------    -------
       Net cash provided by investing activities..........                 114        183
Financing activities:
  Proceeds from note payable..............................       22
  Payments on note payable................................      (22)
  Cash paid for fractional shares.........................       (5)        (5)        (8)
  Proceeds from issuance of common stock..................      148        203        362
                                                            -------    -------    -------
       Net cash provided by financing activities..........      143        198        354
                                                            -------    -------    -------
       Net increase in cash...............................      104        400        301
       Cash at beginning of year..........................                 104        504
                                                            -------    -------    -------
       Cash at end of year................................  $   104    $   504    $   805
                                                            =======    =======    =======

NOTE V -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bancorp as a whole.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE V -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
     The estimated fair values of the Bancorp's financial instruments are as follows at December 31 (dollars in thousands):

                                                     1997                     1998
                                             ---------------------    ---------------------
                                                         ESTIMATED                ESTIMATED
                                             CARRYING      FAIR       CARRYING      FAIR
                                              AMOUNT       VALUE       AMOUNT       VALUE
                                             --------    ---------    --------    ---------
Financial assets:
  Cash and due from banks..................  $ 21,442    $ 21,442     $ 28,626    $ 28,626
  Interest-bearing deposits in other
     banks.................................     3,020       3,020        3,020       3,020
  Federal funds sold.......................     3,520       3,520        2,250       2,250
  Investment securities....................    80,180      80,180       77,802      77,802
  Loans and leases held for sale...........        48          48        7,677       7,731
  Loans and lease financing receivables,
     net...................................   157,464     157,085      178,361     178,386
  Accrued interest receivable..............     1,699       1,699        1,779       1,779
  Cash surrender value of life insurance...     4,810       4,810        4,943       4,943
Financial liabilities:
  Deposits.................................   255,186     255,204      283,967     283,997
  Accrued interest payable.................       319         319          306         306
  Long-term debt...........................     1,761       1,761        3,402       3,402

     The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

     The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments:

     Cash and due from banks, interest-bearing deposits in other banks and federal funds sold: The carrying amount is a reasonable estimate of fair value.

     Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

     Loans and leases held for sale: Fair values for loans and leases held for sale are based on quoted market prices or dealer quotes. If a quoted price is not available, fair value is estimated using quoted market prices for similar loans or leases.

     Loans and lease financing receivables, net: For variable-rate loans that reprice frequently and fixed rate loans that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The Bank's lease portfolio has relatively high fixed rates that usually do not fluctuate with market changes and, therefore, the carrying amount is a reasonable estimate of the fair value. Loan and lease fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE V -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED) allowance for loan and lease losses. The carrying amount of accrued interest receivable approximates its fair value.

     Cash surrender value of life insurance: The carrying amount approximates its fair value.

     Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

     Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar debt instruments.

     Off-balance sheet instruments: Off-balance sheet commitments consist of commitments to extend credit, credit card arrangements and standby letters of credit. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in Note R. Estimating the fair value of these financial instruments is not considered practicable due to the immateriality of the amounts of fees collected, which are used as a basis for calculating the fair value, on such instruments.

NOTE W -- SUBSEQUENT EVENTS

     The Bancorp has filed an application with its regulators to obtain approval to form a wholly-owned subsidiary bank in Roseville, California and expects to provide $4.5 million of initial capital. Organization costs related to the formation of this subsidiary totaled $188,251 through December 31, 1998.

     The Bank is in the process of negotiating the sale of approximately $1,047,000 of its secured credit card portfolio.

NOTE X -- OPERATING SEGMENTS

     Reportable operating segments are generally defined as components of an enterprise for which discrete financial information is available, whose operating results are regularly reviewed by the organization's decision makers and whose revenue from external customers is 10 percent or more of total revenue. The Bancorp has two reportable segments under this definition, retail banking and credit card operations. The retail banking segment provides traditional banking services such as checking, savings, IRA and Keogh accounts, time certificates of deposit, loans, and lease financings. The credit card segment processes the settlement of credit and debit card sales for merchants and issues and maintains credit card accounts for its customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Each segment receives an allocation of administrative expenses. The Bancorp evaluates performance based on profit or loss from operations before income taxes. The Bancorp's reportable segments are strategic business units that provide different services that are carried out by separate departments. Included in the

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE X -- OPERATING SEGMENTS (CONTINUED) retail banking segment are all other operations of the Bancorp, which include an investment in an equipment leasing company.

     The following table includes segment profit, including certain revenues and expenses, and segment assets as of and for the year ended December 31, 1998 (in thousands):

                                                 RETAIL     CREDIT CARD
                                                BANKING     OPERATIONS      TOTAL
                                                --------    -----------    --------
Revenue from external customers...............  $  3,524      $ 8,304      $ 11,828
Interest revenue..............................    22,339        1,165        23,504
Interest expense..............................     7,593          149         7,742
Depreciation and amortization.................     2,886          217         3,103
Segment profit, before taxes..................     4,444        2,089         6,533
Other significant non-cash items:
  Additions to reserves for potential
     losses...................................     1,240        1,183         2,423
Segment assets................................   262,301       57,674       319,975
Investment in equity method investees.........     2,281                      2,281

     The segment information for prior fiscal years is not available.

NOTE Y -- SUBSEQUENT STOCK SPLIT AND STOCK DIVIDEND TRANSACTIONS (UNAUDITED)

     The Bancorp approved and completed a 5 for 2 stock split during 1999 and approved a 10% stock dividend during January 2000. All per share amounts contained herein reflect the effect of these transactions.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Global Bancorp and Subsidiary

     In our opinion, the consolidated balance sheet as of December 31, 1997 and the related consolidated statements of earnings, of cash flows and of changes in stockholders' equity for each of the two years in the period ended December 31, 1997 present fairly, in all material respects, the financial position, results of operations and cash flows of Global Bancorp and Subsidiary at December 31, 1997 and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Global Bancorp and Subsidiary for any period subsequent to December 31, 1997.

                                          PRICEWATERHOUSECOOPERS LLP

San Francisco, California
March 6, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Global Bancorp and Subsidiary

     We have audited the accompanying consolidated balance sheet of Global Bancorp and Subsidiary (the Company) as of December 31, 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Bancorp and Subsidiary as of December 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Sacramento, California
February 12, 1999

                         GLOBAL BANCORP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                            DECEMBER 31,
                                                        --------------------   SEPTEMBER 30,
                                                          1997        1998         1999
                                                        --------    --------   -------------
                                                                                (UNAUDITED)
ASSETS
Cash and due from banks...............................  $  1,841    $     93     $    248
Short-term certificates of deposit....................       297          --           --
Federal funds sold....................................     4,000       5,500        8,001
                                                        --------    --------     --------
  Cash and cash equivalents...........................     6,138       5,593        8,249
Securities available-for-sale.........................    12,149      15,153        6,013
Securities held-to-maturity...........................     1,485          --           --
Federal Home Loan Bank stock..........................       400         418          435
Loans, net............................................   101,167      97,480       98,284
Property and equipment, net...........................       519         593          622
Real property held for sale, net......................     5,628       3,104        2,407
Other assets..........................................     2,477       2,431        1,650
                                                        --------    --------     --------
                                                        $129,963    $124,772     $117,660
                                                        ========    ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Investment and savings certificates...................  $118,179    $112,639     $105,287
Other liabilities.....................................     1,796       1,305          593
                                                        --------    --------     --------
     Total liabilities................................   119,975     113,944      105,880
                                                        --------    --------     --------
Stockholders' equity:
  Preferred stock -- no par value; authorized 600,000
     shares, no shares issued.........................        --          --           --
  Common stock -- no par value; 1,200,000 shares
     authorized; issued and outstanding: 670,850 at
     December 31, 1997 and 1998 and 699,100 at
     September 30, 1999...............................     7,831       7,831        8,090
  Accumulated other comprehensive income, net of
     tax..............................................        18          58            3
  Retained earnings...................................     2,139       2,939        3,687
                                                        --------    --------     --------
     Total stockholders' equity.......................     9,988      10,828       11,780
                                                        --------    --------     --------
                                                        $129,963    $124,772     $117,660
                                                        ========    ========     ========

The accompanying notes are an integral part of these statements.

                         GLOBAL BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                    NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                              -------------------------------   -------------------------
                                               1996        1997        1998        1998          1999
                                              -------     -------     -------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
INTEREST INCOME:
  Loans.....................................  $10,202     $10,849     $11,721     $8,786        $8,001
  Investment securities.....................      237         649         925        650           470
  Federal funds sold........................      354         498         307        245           252
                                              -------     -------     -------     ------        ------
       Total interest income................   10,793      11,996      12,953      9,681         8,723
Interest expense on investment and savings
  certificates..............................    5,628       6,469       6,843      5,178         4,293
                                              -------     -------     -------     ------        ------
    Net interest income.....................    5,165       5,527       6,110      4,503         4,430
Provision for losses on loans...............      151         416         226         57           479
                                              -------     -------     -------     ------        ------
    Net interest income after provision for
       losses on loans......................    5,014       5,111       5,884      4,446         3,951
                                              -------     -------     -------     ------        ------
OTHER OPERATING INCOME:
  Late charges..............................       85         113         102         78            62
  Gain on sales of loans....................       --          --         476         --            --
  Pass through points.......................      109         178         281        167           278
  Loan documentation and underwriting
    expense.................................     (181)       (173)       (146)      (123)         (132)
  Officers' life insurance proceeds.........       --          --          --         --           297
  Rental income.............................      153          39          72         56            24
  Proceeds from legal settlement............       --          --         170         --            --
  Miscellaneous income, net.................      298         337         347        455           204
                                              -------     -------     -------     ------        ------
                                                  464         494       1,302        633           733
                                              -------     -------     -------     ------        ------
OTHER OPERATING EXPENSES:
  Salaries and employee benefits............    2,034       2,078       2,023      1,487         1,522
  Occupancy.................................      425         427         440        326           361
  Loss/(gain) on sale and provision for
    losses on real property held for sale...      190         564       1,224        734           185
  Expenses on real property held for sale...      190         141         272        191           214
  Federal and state payroll taxes...........      168         171         167        130           125
  Telephone expense.........................      153         138         139        104           102
  Repairs and maintenance...................      136         138         152        117            97
  Group insurance...........................      138         143         130         98            97
  Other.....................................      724         824         926        673           666
                                              -------     -------     -------     ------        ------
                                                4,158       4,624       5,473      3,860         3,369
                                              -------     -------     -------     ------        ------
Income before income taxes..................    1,320         981       1,713      1,219         1,315
Provision for income taxes..................      501         349         658        499           363
                                              -------     -------     -------     ------        ------
    Net income..............................  $   819     $   632     $ 1,055     $  720        $  952
                                              =======     =======     =======     ======        ======
PER COMMON SHARE:
  Net income per common share...............  $  1.25     $  0.96     $  1.57     $ 1.07        $ 1.40
                                              =======     =======     =======     ======        ======
  Net income per common share assuming
    dilution................................  $  1.19     $  0.92     $  1.52     $ 1.04        $ 1.37
                                              =======     =======     =======     ======        ======

The accompanying notes are an integral part of these statements.

                         GLOBAL BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                 ACCUMULATED
                                    COMMON STOCK                                    OTHER
                                   ---------------   RETAINED   COMPREHENSIVE   COMPREHENSIVE
                                   SHARES   AMOUNT   EARNINGS      INCOME          INCOME        TOTAL
                                   ------   ------   --------   -------------   -------------   -------
Balance at January 1, 1996.......   657     $7,712    $1,089                        $ --        $ 8,801
Dividends paid ($0.21 per
  share).........................    --         --      (138)                         --           (138)
  Net income.....................    --         --       819                          --            819
                                    ---     ------    ------                        ----        -------
Balance at December 31, 1996.....   657      7,712     1,770                          --          9,482
Proceeds from exercise of stock
  options........................    14        119        --                          --            119
Dividends paid ($0.40 per
  share).........................    --         --      (263)                         --           (263)
Comprehensive income.............
  Other comprehensive income, net
     of tax of $13,200...........
     Unrealized gain on
       securities................    --         --        --       $   18             18             18
  Net income.....................    --         --       632          632             --            632
                                    ---     ------    ------       ------           ----        -------
Comprehensive income.............                                  $  650
                                                                   ======
Balance at December 31, 1997.....   671      7,831     2,139                          18          9,988
Dividends paid ($0.38 per
  share).........................    --         --      (255)                         --           (255)
Comprehensive income.............
  Other comprehensive income, net
     of tax of $27,700...........
     Unrealized gain on
       securities................    --         --        --       $   40             40             40
  Net income.....................    --         --     1,055        1,055             --          1,055
                                    ---     ------    ------       ------           ----        -------
Comprehensive income.............                                  $1,095
                                                                   ======
Balance at December 31, 1998.....   671      7,831     2,939                          58         10,828
Dividends paid ($0.30 per
  share).........................    --         --      (204)                         --           (204)
Proceeds from stock issuance.....    28        259        --                          --            259
Comprehensive income.............
  Other comprehensive income, net
     of tax of $38,300...........
     Unrealized loss on
       securities................    --         --        --       $  (55)           (55)           (55)
  Net income.....................    --         --       952          952             --            952
                                    ---     ------    ------       ------           ----        -------
Comprehensive income.............                                  $  897
                                                                   ======
Balance at September 30, 1999....   699     $8,090    $3,687                        $  3        $11,780
                                    ===     ======    ======                        ====        =======

The accompanying notes are an integral part of this statement.

                         GLOBAL BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                   ----------------------------   -------------------------
                                                     1996       1997      1998       1998          1999
                                                   --------   --------   ------   -----------   -----------
                                                                                  (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................  $    819   $    632   $1,055    $    720       $   952
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Deferred income taxes........................        (4)      (406)     (59)        (17)          440
    Depreciation and amortization................       146        139      128         136           152
    Deferred loan fees, net......................       269        297     (176)         90          (272)
    Provision for loan losses....................       151        416      226          57           479
    Proceeds from sales of loans.................        --         --   10,052          --            --
    Gain on sales of loans.......................        --         --     (476)         --            --
    Loss/(gain) on sale and provision for losses
       on real property held for sale............       190        564    1,224         734           185
    Change in:
       Other assets..............................       277       (252)      76         (15)          380
       Other liabilities.........................       198      1,025     (491)       (363)         (712)
                                                   --------   --------   ------    --------       -------
         Net cash provided by operating
           activities............................     2,046      2,415   11,559       1,342         1,604
                                                   --------   --------   ------    --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loan originations, net of repayments...........   (16,380)   (12,041)  (5,643)     (7,696)       (1,097)
  Expenditures for property and equipment, net...       (86)       (78)    (202)       (190)         (134)
  Maturities of investment securities:
    Held-to-maturity, net of purchases...........      (891)        99    1,485         297            --
    Available-for-sale, net of purchases.........    (2,954)    (9,176)  (2,937)     (3,062)        9,000
    Purchase of Federal Home Loan Bank stock.....        --       (400)     (18)        (12)          (17)
    Proceeds from sales of real property held for
       sale......................................       889        407    1,006         564           597
                                                   --------   --------   ------    --------       -------
         Net cash (used in) provided by investing
           activities............................   (19,422)   (21,189)  (6,309)    (10,099)        8,349
                                                   --------   --------   ------    --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (decrease) increase in investment and
    savings certificates.........................    17,249     11,785   (5,540)      5,552        (7,352)
  Proceeds from exercise of stock options........        --        119       --          --           259
  Dividends paid.................................      (138)      (264)    (255)       (195)         (204)
                                                   --------   --------   ------    --------       -------
         Net cash (used in) provided by financing
           activities............................    17,111     11,640   (5,795)      5,357        (7,297)
                                                   --------   --------   ------    --------       -------
Net change in cash and cash equivalents..........      (265)    (7,134)    (545)     (3,400)        2,656
Cash and cash equivalents at beginning of
  period.........................................    13,537     13,272    6,138       6,138         5,593
                                                   --------   --------   ------    --------       -------
Cash and cash equivalents at end of period.......  $ 13,272   $  6,138   $5,593    $  2,738       $ 8,249
                                                   ========   ========   ======    ========       =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Interest paid..................................  $  5,631   $  6,459   $6,865    $  5,179       $ 4,293
  Income taxes paid..............................  $    292   $    882   $  595    $    325       $    --

NON-CASH INVESTING ACTIVITIES:

    During 1996, 1997 and 1998, the Company converted loans in the amount of $2,892,000, $4,287,000 and $1,650,000, respectively, to real property held-for-sale.

    During 1996, 1997 and 1998, the Company issued loans in the amount of $3,137,000, $1,131,000 and $1,945,000, respectively, to facilitate the sale of real property held-for-sale.

    During 1997, the Company recognized an increase in the unrealized gain on available-for-sale securities of $32,000. As a result, the deferred tax asset was reduced by $13,000 and equity was increased by $19,000.

    During 1998, the Company recognized an increase in the unrealized gain on available-for-sale securities of $67,400. As a result, the deferred tax asset was reduced by $27,700 and equity was increased by $40,000.

The accompanying notes are an integral part of these statements.

                         GLOBAL BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A -- ORGANIZATION

     The consolidated financial statements of Global Bancorp (the Company) include the accounts of its wholly owned subsidiary, Capitol Thrift and Loan Association (Capitol). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Capitol primarily operates 11 branches in the state of California. Capitol's primary source of revenue is providing commercial and multifamily real estate loans to customers, who are predominantly small and middle-market businesses and individuals. Capitol conducts a consumer and commercial finance business under the California Industrial Loan Law and insures its deposits through the Federal Deposit Insurance Corporation (FDIC).

NOTE B -- SUMMARY OF ACCOUNTING POLICIES

 1. Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 2. Cash and cash equivalents

     Cash and cash equivalents consist of cash and due from banks, certificates of deposit, and federal funds sold with original maturities of three months or less. Substantially all cash, due from banks, and federal funds sold are held in one financial institution, First USA Bank, which exceeds existing deposit insurance coverage. The Company complies with Regulation F, Interbank Liabilities, which requires that the Company monitor several financial ratios of any financial institution with which it has more than a 25% exposure of its cash, due from banks, and federal funds sold deposited in one financial institution.

 3. Securities

     The Company classifies securities as either trading, held-to-maturity or available-for-sale as follows:

     Held-to-Maturity: Debt securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

     Trading Securities: Debt and equity securities that are bought and held principally for the purposes of selling them in the near term are classified as trading securities and reported at market value, with unrealized gains and losses included in earnings.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
     Available-for-Sale: Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at estimated fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income, net of income taxes.

 4. Loans

     Loans are stated at the principal amount outstanding less unearned income. Interest on loans, other than discounted loans, is computed on the loan balance outstanding. Interest on discounted loans is recognized as income over the terms of the loans by a method that approximates the interest method.

     Interest accruals on loans are generally reversed and discontinued when the payment of interest or principal is 90 days past due. Interest on loans well secured and in the process of collection are not reversed.

     Nonrefundable loan origination fees, net of related costs, are deferred and amortized using the interest method over the term of the loan.

 5. Allowance for losses on loans

     A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The allowance for losses on impaired loans is to be measured under one of three methods. Because almost all of the Company's loans are collateral dependent, the calculation of the allowance on impaired loans is generally based on fair value of collateral.

     These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is based on estimates and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to income and reduced by net charge-offs. In evaluating the adequacy of the allowance, the Company performs credit reviews of the loan portfolio which consider the borrower's ability to repay, the value of any underlying collateral, the seriousness of the loan's delinquency status and other factors which affect the collectibility of the loan. A specific amount of loss is then determined as a result of this evaluation process. For those loans that are not subject to this loan by loan analyses, management provides additional allowances for the inherent risk in the portfolio based on the criteria of Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
 6. Property and equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the lease terms or estimated useful lives of the assets. Estimated useful lives of assets are as follows:

Building....................................................     35 years
Equipment...................................................  3 - 5 years
Leasehold improvements......................................  4 - 5 years

 7. Real property held for sale (RPHFS)

     Real property held for sale is comprised of real estate acquired in settlement of loans and is recorded at fair value at the time of foreclosure which becomes its new cost basis. Subsequently, real property held for sale is carried at the lower of cost or fair value minus estimated selling costs. Operating results from real property held for sale including rental income, expenses incurred to maintain property are included in operating income and expense. Included in real property held for sale is an allowance for losses.

     The Company in some instances makes loans to facilitate the sales of real property held for sale. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established by Statement of Financial Accounting Standards (SFAS) No. 66 "Accounting for Sales of Real Estate".

 8. Income taxes

     The Company and its subsidiary file a consolidated federal income tax return and a combined California franchise tax return. Deferred income taxes reflect the estimated future tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

 9. Income per common share

     Net income per common share is stated in accordance with SFAS No. 128 "Earnings per Share." Net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Net income per common share assuming dilution is computed by dividing net income available to common shareholders by the weighted average number of common shares and common equivalent shares outstanding including dilutive stock options. The computation of common stock equivalent shares is based on the weighted average market price of the Company's common stock throughout the period.

     In 1996, the numerator and denominator were $819,489 and 656,600 for the net income per share calculation and $819,489 and 686,749 for the net income per share assuming dilution

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED) calculation. There were 30,149 common equivalent shares from the assumed conversion of stock options in 1996.

     In 1997, the numerator and denominator were $632,358 and 660,163 for the net income per share calculation and $632,358 and 688,994 for the net income per share assuming dilution calculation. There were 28,832 common equivalent shares from the assumed conversion of stock options in 1997.

     In 1998, the numerator and denominator were $1,054,971 and 670,850 for the net income per common share and were $1,054,971 and 693,428 for net income per common share assuming dilution calculations for 1998. There were 22,578 common equivalent shares from the assumed conversion of stock options in 1998.

10. Statement of Financial Accounting Standards No. 130

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income" as of January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners."

11. Statement of Financial Accounting Standards No. 133

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that any entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133. The Company will adopt SFAS No. 133 as of July 1, 2000 and has made no assessment of the potential impact of adopting SFAS No. 133 at this time.

12. Reclassifications

     Certain 1997 balances have been reclassified to conform with the 1998 presentation.

13. Unaudited interim financial data

     The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED) been made. The results of operations for the nine months ended September 30, 1999, are not necessarily indicative of results to be anticipated for the year ending December 31, 1999.

NOTE C -- INVESTMENT SECURITIES

     At December 31, 1997 and 1998, the amortized cost and estimated fair values of investment securities by type are shown below (in thousands):

                                                                 GROSS        GROSS      ESTIMATED
                                                   AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                   ---------   ----------   ----------   ---------
DECEMBER 31, 1997
Available-for-sale securities:
  U.S. Treasury securities.......................   $12,117       $32           $--       $12,149
                                                    =======       ===           ==        =======
Held-to-maturity securities:
  Certificates of deposit........................   $ 1,485       $ 2           $--       $ 1,487
                                                    =======       ===           ==        =======

                                                                 GROSS        GROSS      ESTIMATED
                                                   AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                   ---------   ----------   ----------   ---------
DECEMBER 31, 1998
Available-for-sale securities:
  U.S. Treasury securities.......................   $15,054       $99           $--       $15,153
                                                    =======       ===           ==        =======

     Scheduled maturities of securities as of December 31, 1998 were as follows (in thousands):

                                                              AMORTIZED   ESTIMATED
                                                                COST      FAIR VALUE
                                                              ---------   ----------
Within one year.............................................   $12,059     $12,128
After one year through five years...........................     2,995       3,025
                                                               -------     -------
  Total.....................................................   $15,054     $15,153
                                                               =======     =======

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE D -- LOANS AND ALLOWANCE FOR LOSSES ON LOANS

     Loans consisted of the following at December 31 (in thousands):

                                                               1997       1998
                                                             --------    -------
Commercial real estate.....................................  $ 82,123    $78,149
Real estate 1 - 4 family first mortgage....................    13,009     15,819
Real estate 1 - 4 junior lien mortgage.....................     7,509      5,236
Consumer...................................................       895        590
                                                             --------    -------
                                                              103,536     99,794
Less:
  Discounts on loans.......................................       (15)        --
  Deferred loan fees.......................................    (1,293)    (1,132)
  Allowance for losses on loans............................    (1,061)    (1,182)
                                                             --------    -------
                                                             $101,167    $97,480
                                                             ========    =======

     During 1998, the Company sold a block of mortgage loans and the related servicing rights. The principal balance and related accrued interest totaled $9,576,000 at date of sale. The Company recognized a gain on the sale of $476,000.

     The recorded investments in loans for which impairment has been recognized totaled $3,872,000 and $5,143,000 with corresponding valuation allowances of $-0- and $100,000 at December 31, 1997 and 1998, respectively. The average recorded investment in impaired loans was approximately $4,568,000 and $4,507,000 for the years ended December 31, 1997 and 1998, respectively. The Company did not recognize any interest on impaired loans during the portion of the year that they were impaired.

     Loans on non-accrual status totaled $3,872,000 and $5,143,000 at December 31, 1997 and 1998, respectively. If interest on non-accrual loans had been accrued, such income would have approximated $232,000 for 1997 and $170,000 for 1998. Loans over ninety days past due on which interest continues to be accrued totaled $281,000 and $-0- at December 31, 1997 and 1998, respectively, as such loans are well secured and in the process of collection. Interest accrued on such loans was $25,000 and $-0- at December 31, 1997 and 1998, respectively.

     Loans restructured to reflect the current rate of interest charged by the Company totaled $932,000 and $744,000 as of December 31, 1997 and 1998, respectively. Interest income that would have been received under the contractual agreements for restructured loans is as follows for the years ended December 31 (in thousands):

                                                         1996     1997     1998
                                                         -----    -----    ----
Estimated interest that would have been recognized
  under original terms.................................  $ 255    $ 133    $ 95
Actual interest recognized.............................   (188)    (103)    (68)
                                                         -----    -----    ----
Net interest foregone..................................  $  67    $  30    $ 27
                                                         =====    =====    ====

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE D -- LOANS AND ALLOWANCE FOR LOSSES ON LOANS (CONTINUED)
     Most of the Company's business activity is with customers located within California. Real estate loans are generally secured by first or second deeds of trust on real property. Credit evaluation of lending is based on an evaluation of collateral, the borrower's financial strength, and other pertinent factors.

     A summary of activity in the allowance for losses on loans is as follows for the years ended December 31 (in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Balance at beginning of year.........................  $1,147    $1,112    $1,061
Provision for losses on loans........................     151       416       226
Charge-offs..........................................    (214)     (480)     (167)
Recoveries...........................................      28        13        63
                                                       ------    ------    ------
Balance at end of year...............................  $1,112    $1,061    $1,183
                                                       ======    ======    ======

NOTE E -- ALLOWANCE FOR LOSSES ON REAL PROPERTY HELD FOR SALE (RPHFS)

     The following summarizes the activity in the allowance for losses on real property held for sale for the years ended December 31 (in thousands):

                                                       1996      1997      1998
                                                      ------    ------    -------
Real property held for sale at end of the year......  $4,140    $6,788    $ 4,152
                                                      ------    ------    -------
Allowance at beginning of the year..................   1,061       599      1,160
Provision for loss on RPHFS.........................      --       695      1,313
Charge-offs.........................................    (462)     (134)    (1,425)
                                                      ------    ------    -------
Allowance at end of year............................     599     1,160      1,048
                                                      ------    ------    -------
Real property held for sale at end of the year,
  net...............................................  $3,541    $5,628    $ 3,104
                                                      ======    ======    =======

NOTE F -- PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31 (in thousands):

                                                               1997      1998
                                                              ------    ------
Land........................................................  $   85    $   85
Building....................................................     376       376
Equipment...................................................     496       663
Leasehold improvements......................................     244       244
                                                              ------    ------
                                                               1,201     1,368
Less accumulated depreciation...............................    (682)     (775)
                                                              ------    ------
                                                              $  519    $  593
                                                              ======    ======

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE F -- PROPERTY AND EQUIPMENT (CONTINUED)
     Depreciation charged to occupancy and general and administrative expense was $146,000, $139,000 and $128,000 in 1996, 1997 and 1998, respectively. In
1997, fully depreciated assets of $2,297,788 were written off.

NOTE G -- INVESTMENT AND SAVINGS CERTIFICATES

     The following summarizes investment and savings certificates outstanding by interest rate at December 31 (in thousands):

                                                              1997        1998
                                                            --------    --------
Investment certificates
  Below 4.00%.............................................  $    234    $  1,997
  4.00 - 5.00.............................................       774       9,731
  5.01 - 6.00.............................................    77,657      59,246
  6.01 - 7.00.............................................    15,954      13,609
  7.01 - 8.00.............................................     1,321       1,063
  8.01 - 9.00.............................................       423          99
  Over 9.00%..............................................       452          --
                                                            --------    --------
                                                              96,815      85,745
                                                            --------    --------
Savings certificates
  Below 4.00%.............................................     6,098       5,003
  4.00 - 5.00.............................................     5,575       7,662
  5.01 - 6.00.............................................     9,234      13,710
  Over 6.00%..............................................       457         519
                                                            --------    --------
                                                              21,364      26,894
                                                            --------    --------
     Total investment and savings certificates............  $118,179    $112,639
                                                            ========    ========

     Investment certificates are issued for terms which range from 30 days to 60 months.

     The maturity of investment certificates at December 31, 1998 is as follows (in thousands):

1999...................................................  $65,758
2000...................................................    8,669
2001...................................................    5,409
2002...................................................    2,001
2003 and thereafter....................................    3,908
                                                         -------
                                                         $85,745
                                                         =======

NOTE H -- LEASE COMMITMENTS

     The Company leases premises and equipment used in the operations of the business. The leases have remaining terms ranging from one to four years and expire at various dates through 2002. The leases usually require the Company to pay maintenance, insurance, taxes, and certain other expenses in addition to stated rentals. Certain of the leases contain renewal options and rent escalation clauses.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE H -- LEASE COMMITMENTS (CONTINUED)
     Future minimum rental payments for noncancelable operating leases with initial or remaining terms of one year or more consist of the following as of December 31, 1998 (in thousands):

1999.....................................................  $195
2000.....................................................   173
2001.....................................................    84
2002.....................................................    33
                                                           ----
                                                           $485
                                                           ====

     Total rental expense for all operating leases amounted to $299,000, $242,000 and $258,000 in 1996, 1997 and 1998, respectively.

NOTE I -- INCOME TAXES

     The following is a summary of the components of the provision for income taxes (in thousands):

                                                                    1996
                                                          -------------------------
                                                          FEDERAL    STATE    TOTAL
                                                          -------    -----    -----
Current.................................................   $386      $119     $505
Deferred................................................    (17)       13       (4)
                                                           ----      ----     ----
  Total.................................................   $369      $132     $501
                                                           ====      ====     ====

                                                                   1997
                                                         -------------------------
                                                         FEDERAL    STATE    TOTAL
                                                         -------    -----    -----
Current................................................   $ 576     $179     $ 755
Deferred...............................................    (309)     (97)     (406)
                                                          -----     ----     -----
  Total................................................   $ 267     $ 82     $ 349
                                                          =====     ====     =====

                                                                    1998
                                                          -------------------------
                                                          FEDERAL    STATE    TOTAL
                                                          -------    -----    -----
Current.................................................   $542      $175     $717
Deferred................................................    (56)       (3)     (59)
                                                           ----      ----     ----
  Total.................................................   $486      $172     $658
                                                           ====      ====     ====

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE I -- INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

                                                               1997      1998
                                                              ------    ------
Deferred tax assets:
  Book provision for losses in excess of tax................  $  351    $  391
  Book allowance for real property held for sale in excess
     of tax.................................................     477       432
  Book depreciation in excess of tax........................      55        60
  Deferred compensation.....................................     232       282
  State franchise taxes.....................................      61        66
                                                              ------    ------
     Deferred tax asset.....................................   1,176     1,231
Deferred tax liabilities:
  Book deferred loan costs in excess of tax.................    (270)     (266)
  Other comprehensive income................................      --       (41)
                                                              ------    ------
     Net deferred tax asset.................................  $  906    $  924
                                                              ======    ======

     Management believes a valuation allowance is not needed to reduce the deferred tax asset because there is no material portion of the deferred tax asset that will not be realized through sufficient taxable income within the carryback and carryforward periods.

     The actual income tax expense for 1996, 1997 and 1998 differs from the "expected" tax expense for those years (computed by applying the U.S. Federal corporate income tax rate of 34% to taxable income) as follows (in thousands):

                                                           1996    1997    1998
                                                           ----    ----    ----
Expected tax at statutory rate...........................  $449    $334    $583
State taxes, net of Federal benefit......................    98      73     123
Officers life insurance premiums.........................     3      (1)     (3)
Other....................................................   (49)    (57)    (45)
                                                           ----    ----    ----
                                                           $501    $349    $658
                                                           ====    ====    ====

NOTE J -- STOCK OPTION PLAN

     In May 1991, the Company adopted a stock option plan which reserved 50,000 shares of common stock to be granted at an exercise price of greater than or equal to the market value of the shares on the date of grant. Stock options vest when granted and expire ten years from the date of

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE J -- STOCK OPTION PLAN (CONTINUED)
grant. Changes in stock options for the years ended December 31, 1996, 1997 and 1998, are summarized as follows:

                                                       NUMBER OF     PRICE RANGE
                                                        OPTIONS       PER OPTION
                                                       ---------    --------------
Outstanding at January 1, 1996.......................   50,000      $8.00 - $10.00
  Granted............................................       --            --
  Exercised (50,000 exercisable).....................       --      $8.00 - $10.00
                                                        ------      --------------
Outstanding at January 1, 1997.......................   50,000      $8.00 - $10.00
  Granted............................................       --            --
  Exercised (35,750 exercisable).....................   14,250      $8.00 - $10.00
                                                        ------      --------------
Outstanding at December 31, 1997.....................   35,750      $8.00 - $10.00
  Granted............................................       --            --
  Exercised (35,750 exercisable).....................       --            --
                                                        ------      --------------
Outstanding at December 31, 1998.....................   35,750      $8.00 - $11.00
                                                        ======      ==============

NOTE K -- REGULATORY MATTERS

     The Company and Capitol are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on Capitol's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Capitol must meet specific capital guidelines that involve quantitative measures of Capitol's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE K -- REGULATORY MATTERS (CONTINUED)
     Quantitative measures established by regulation to ensure capital adequacy require the Company and Capitol to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that Capitol meets all capital adequacy requirements to which it is subject.

                                                                                   TO BE WELL
                                                                                CAPITALIZED UNDER
                                                             FOR CAPITAL        PROMPT CORRECTIVE
                                           ACTUAL         ADEQUACY PURPOSES:   ACTION PROVISIONS:
                                     ------------------   ------------------   -------------------
                                       AMOUNT               AMOUNT               AMOUNT
                                     (IN 000'S)   RATIO   (IN 000'S)   RATIO   (IN 000'S)   RATIO
                                     ----------   -----   ----------   -----   ----------   ------
As of December 31, 1997
THE COMPANY:
  Total capital (to Risk Weighted
     Assets).......................   $11,031     10.34%    $8,533     $ 8.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $ 9,970      9.35%    $4,266     $ 4.0%
  Tier I capital (to Average
     Assets).......................   $ 9,970      7.54%    $5,291     $ 4.0%
CAPITOL:
  Total capital (to Risk Weighted
     Assets).......................   $11,030     10.34%    $8,531     $ 8.0%   $10,663     $ 10.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $ 9,969      9.35%    $4,265     $ 4.0%   $ 6,398     $  6.0%
  Tier I capital (to Average
     Assets).......................   $ 9,969      7.54%    $5,290     $ 4.0%   $ 6,613     $  5.0%

As of December 31, 1998
THE COMPANY:
  Total capital (to Risk Weighted
     Assets).......................   $11,953     12.16%    $7,865     $ 8.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $10,770     10.96%    $3,932     $ 4.0%
  Tier I capital (to Average
     Assets).......................   $10,770      8.04%    $5,361     $ 4.0%
CAPITOL:
  Total capital (to Risk Weighted
     Assets).......................   $11,919     12.13%    $7,862     $ 8.0%   $ 9,827     $ 10.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $10,736     10.93%    $3,931     $ 4.0%   $ 5,896     $  6.0%
  Tier I capital (to Average
     Assets).......................   $10,736      8.01%    $5,306     $ 4.0%   $ 6,632     $  5.0%

     As of December 31, 1998, Capitol was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Capitol must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratio as set forth in the above table, and not subject to a capital directive. On August 23,1998 Capitol entered into an agreement with the FDIC and the California Department of Financial Institutions
(CDFI). Management and the Board

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE K -- REGULATORY MATTERS (CONTINUED) of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non performing loans and revise the methodology for calculating an adequate allowance for losses on loans. The FDIC and CDFI has required that within 90 and 150 days of the agreement, Capitol maintain a Tier I capital (to Average Assets) of 7.75% and 8.0%, respectively. Management believes that they have complied with the provisions of the agreement.

     In addition to the FDIC guidelines above, Capitol is subject to the provisions of the California Industrial Loan Law. Regulatory requirements include limits on the size and type of loans which may be made, the amount of thrift balances which may be raised, and the amount of dividends that may be paid. Under the California Industrial Loan Law, Capitol may issue thrift certificates of up to a maximum of eighteen times stockholder's equity. At December 31, 1998, based on the amount of thrift certificates outstanding, Capitol had a ratio of thrift certificates to stockholder's equity of approximately 11 to 1.

NOTE L -- DEFERRED COMPENSATION

     In 1991, the Company implemented a deferred compensation plan for a select group of officers. The officers have elected to defer a portion of their compensation until they reach normal retirement age, at which time they will become eligible for benefits under the plan. Deferred compensation plan expense was approximately $47,000 in 1998, $44,000 in 1997 and $41,000 in 1996.

     In 1991, the Company implemented a retirement plan for the former President which provides for ten annual payments of $60,000. The President vested in the retirement plan upon completion of service in September 1997. Retirement plan expense was approximately $29,000 in 1998, $66,000 in 1997, and $69,000 in 1996.

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair value estimates are determined as of a specific date in time utilizing quoted market prices, where available, or various assumptions and estimates. As the assumptions underlying these estimates change, the fair value of the financial instruments will change. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Additionally, the Company has not disclosed highly subjective values of other nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent and should not be construed to represent the full underlying value of the Company.

     The methods and assumptions used to estimate the fair value of each class of financial instruments are as follows:

     Cash and Cash Equivalents:

          The carrying value of cash and cash equivalents approximates fair value due to the relatively short-term nature of these instruments.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
     Securities:

          Fair value of investment securities is based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans:

          In order to determine the fair values for loans, the loan portfolio was segmented based on loan type, credit quality, and repricing characteristics. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on the carrying values. The fair values of other loans are estimated using discounted cash flow analyses. The discount rates used in these analyses are generally based on origination rates for similar loans of comparable credit quality.

     Investment and Savings Certificates:

          The fair values for investment and savings certificates, subject to immediate withdrawal are equal to the amount payable on demand at the reporting date (i.e., their carrying amount on the balance sheet). Fair values for fixed rate investment and savings certificates are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

     Accrued Interest:

     The carrying value of accrued interest receivable and accrued interest payable approximates fair value due to the relatively short-term nature of these instruments.

     The following table provides summary information on the fair value of financial instruments at December 31, 1997 (in thousands):

                                                                       ESTIMATED
                                                          CARRYING       FAIR
                                                           AMOUNT        VALUE
                                                          ---------    ---------
FINANCIAL ASSETS:
  Cash and cash equivalents.............................  $   6,138    $   6,138
  Securities available-for-sale.........................     12,117       12,149
  Securities held-to-maturity...........................      1,485        1,487
  Loans.................................................    101,167      102,824
  Accrued interest receivable...........................        834          834

FINANCIAL LIABILITIES:
  Investment and savings certificates...................   (118,179)    (118,820)
  Accrued interest payable..............................        (22)         (22)

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
     The following table provides summary information on the fair value of financial instruments at December 31, 1998 (in thousands):

                                                                       ESTIMATED
                                                          CARRYING       FAIR
                                                           AMOUNT        VALUE
                                                          ---------    ---------
FINANCIAL ASSETS:
  Cash and cash equivalents.............................  $   5,593    $   5,593
  Securities available-for-sale.........................     15,153       15,153
  Loans.................................................     99,794      101,660
  Accrued interest receivable...........................        930          930

FINANCIAL LIABILITIES:
  Investment and savings certificates...................   (112,639)    (113,575)
  Accrued interest payable..............................         --           --

NOTE N -- PARENT COMPANY ONLY CONDENSED FINANCIAL DATA

     The condensed financial statements of Global Bancorp (parent company only) as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 are presented below:

                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              ------    -------
                                                               (IN THOUSANDS)
ASSETS
Cash........................................................  $   27    $    41
Investment in subsidiary....................................   9,970     10,736
                                                              ------    -------
                                                              $9,997    $10,777
                                                              ======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accrued expenses and other liabilities....................  $   27    $     7
Stockholders' equity........................................   9,970     10,770
                                                              ------    -------
                                                              $9,997    $10,777
                                                              ======    =======

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE N -- PARENT COMPANY ONLY CONDENSED FINANCIAL DATA (CONTINUED)
                             STATEMENTS OF EARNINGS

                                                               YEAR ENDED DECEMBER 31,
                                                              1996     1997      1998
                                                              -----    -----    -------
                                                                   (IN THOUSANDS)
Income
  Miscellaneous income......................................  $ 21     $ 25     $   10
  Expenses
     General and administrative.............................    16       19         91
                                                              ----     ----     ------
       Earnings (loss) before income taxes and equity in
        earnings of subsidiary..............................     5        6        (81)
  Income tax (expense) benefit..............................    (2)      (4)        33
                                                              ----     ----     ------
                                                                 3        2        (48)
  Equity in earnings of Capitol Thrift and Loan
     Association............................................   816      630      1,103
                                                              ----     ----     ------
  Net Earnings..............................................  $819     $632     $1,055
                                                              ====     ====     ======

                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1996     1997      1998
                                                              -----    -----    -------
                                                                   (IN THOUSANDS)
Increase (decrease) in cash and cash equivalents
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................  $ 819    $ 632    $ 1,055
  Adjustment to reconcile net earnings to net cash provided
     by operating activities
     Increase (decrease) in accrued expenses and other
       liabilities..........................................      1       (5)       (20)
     Cash dividends from subsidiary.........................    138      251        337
     Undistributed earnings of subsidiary...................   (816)    (630)    (1,103)
                                                              -----    -----    -------
     Net cash provided by operating activities..............    142      248        269
                                                              -----    -----    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in subsidiary..................................     --     (100)        --
                                                              -----    -----    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid............................................   (138)    (263)      (255)
  Proceeds from exercise of stock options...................     --      119         --
                                                              -----    -----    -------
     Net cash used in financing activities..................   (138)    (144)      (255)
                                                              -----    -----    -------
Net increase in cash and cash equivalents...................      4        4         14
Cash and cash equivalents at beginning of year..............     19       23         27
                                                              -----    -----    -------
Cash and cash equivalents at end of year....................  $  23    $  27    $    41
                                                              =====    =====    =======

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

                                      LOGO